                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     ---------------------------------------


                                 FORM 10-SB/A-1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                             INTEGRITY HOLDINGS, LTD
                     ---------------------------------------
              (Exact name of Small Business Issuers in Its Charter)


NEVADA                                                          84-1424647
-----------------------------------------            ---------------------------
   (State or other jurisdiction of                         (I.R.S. Employer
     incorporation or organization)                      Identification Number)

Camden Lock, Dublin 4, Ireland
-----------------------------------------            ---------------------------
(Address of principal executive offices)                      (Zip code)


                                001-3531-667-7727
                     ---------------------------------------
                           (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:


         Title of Each Class                Name of Each Exchange on Which
         to be so Registered                Each Class is to be Registered
         -------------------                ------------------------------

         n/a                                n/a



Securities registered under Section 12(g) of the Exchange Act:

                         Common Equity, Par Value $.001
                     ---------------------------------------
                                (Title of Class)

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                            INTEGRITY HOLDINGS, LTD.
                                   FORM 10-SB
                                TABLE OF CONTENTS

NO.               TITLE                                                                                 PAGE NO.
---               -----                                                                                 --------
                                     PART I

Item 1.           Description of Business.........................................................................3
Item 2.           Management's Discussion and Analysis or Plan of Operations.....................................18
Item 3.           Description of Property........................................................................24
Item 4.           Security Ownership of Certain Beneficial Owners and
                  Management.....................................................................................25
Item 5.           Directors, Executive Officers, Promoters and Control Persons;..................................26
Item 6.           Executive Compensation.........................................................................27
Item 7.           Certain Relationships and Related Transactions.................................................29
Item 8.           Description of Securities......................................................................29

                                     PART II

Item 1.           Market Price of and Dividends on the Registrant's Common
                  Equity and Other Shareholder Matters...........................................................29
Item 2.           Legal Proceedings..............................................................................30
Item 3.           Changes in and Disagreements with Accountants..................................................30
Item 4.           Recent Sales of Unregistered Securities........................................................31
Item 5.           Indemnification of Directors and Officers......................................................32

                                    PART F/S

                  Financial Statements...........................................................................32

                                    PART III

Item 1.           Index to Exhibits..............................................................................34
Item 2.           Description of Exhibits........................................................................34
                  Signatures.....................................................................................35


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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

         Integrity Holdings Limited ("Integrity" or the "Registrant") was incorporated under the laws of the State of Nevada on July 27, 1977 with the name of Culver City Studio Records, Inc.

         The Registrant had been in the development stage since its inception and had been engaged in the activity of developing mining properties until 1980 after which the Registrant was inactive. The Registrant came out of its development stage in 1998 with its acquisition of the Wyse Group PLC.

         On December 9, 1997, the Registrant changed its name to Birds Eye, Inc. At this stage the Registrant was still inactive.

         On July 13, 1998, 10,000,000 shares were issued to the founders of Integrity for $0.01 per share and share options for 6,279,500 shares with an exercise price of $1.00 per share were also granted to the founders in order to raise capital.

         On July 13, 1998, the Registrant changed its name to Integrity Holdings, Ltd. The Registrant is now a holding company and operates solely through its wholly owned subsidiaries. The Registrant operates in the computer and information technology sector providing software, consulting, web technologies, networking solutions, hardware supplies and maintenance and financial services to various industrial sectors in international markets. The Registrant currently owns software in general accounting, credit union, veterinary, clearing management, veterinary practice management software and print and packaging. The Registrant is also involved in the provision of financial services to its user base. The Registrant maintains its principal place of business at Integrity House, Camden Lock, South Dock Road, Dublin 4, Ireland.

         The Registrant has currently four (4) subsidiaries operating offering products and services to the following sectors: print and packing, credit unions, veterinary, veterinary practice management and cleaning management.

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         The Registrant is involved in an ongoing program of seeking additional acquisition opportunities that fall within the profile of owning it's own mission critical software having large user bases and significant recurring income. The Registrant will also seek acquisitions which will have synergies with the Registrant's other subsidiaries and operations.

         As the Registrant acquires more software businesses, it intends to take full advantage of the ten percent (10%) rate of corporation tax by locating, where possible, the software development work in Ireland.

         During the past twelve (12) months the Registrant has made four (4) major acquisitions. As a result of these acquisitions, the total revenues of the Registrant have grown to $10,403,131 for the twelve (12) months to December 31, 1998 and $25,857,760 for the nine (9) months ended September 30th, 1999.

         The Registrant owns all of the issued and outstanding stock of the Wyse Group PLC. ("Wyse"), Saracen Computer Systems Limited
("Saracen"), Information Support Limited ("ISL") and the Premier Computer Group ("Premier").

         The Registrant and its subsidiaries employ a total of 208 employees of which 170 are full time. These are employed in the following areas:


                  AREA                                      NUMBER
                  ----                                      ------
              1.  Sales                                       80
              2.  Administration                              30
              3.  Engineering and Support                     60
              4.  R & D                                       38



         The Registrant's common stock is publicly traded on the OTC Bulletin Board under the symbol INTY.

         The financial statements have been prepared on the basis that The Wyse Group PLC. is the predecessor entity (the only entity with operations at the time of its acquisition on July 13, 1998). As such, the balance sheet as at December 31, 1997 is that of The Wyse Group PLC. The statement of operations for the years ended December 31, 1996,1997 and period to June 30, 1998 are the operating results of The Wyse Group PLC.

         The accompanying consolidated balance sheet as at December 31, 1998 and consolidated statements of operations for the period ended December 31, 1998 include the accounts of Integrity Holdings, Ltd. and

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each of its wholly owned subsidiaries. The Un-audited Interim consolidated balance sheet as at September 30, 1999 and statements of operations for the nine
(9) months ended also include the accounts of Integrity Holdings Ltd. and each of its subsidiaries. Inter-company transactions have been eliminated. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

         RECENT DEVELOPMENTS

         Beginning in July 1998, the Registrant has made four (4) major acquisitions of businesses via share purchases or share exchanges or the purchase of business assets. They include:

         SHARE PURCHASE/EXCHANGE

                                            BUSINESS ACTIVITY AT                    EFFECTIVE DATE
         NAME AND LOCATION                  THE TIME OF ACQUISITION                 OF ACQUISITION
         -----------------                  -----------------------                 --------------
     1.  The Wyse Group PLC.                Computer and Information                July 13, 1998
         United Kingdom                     Technology Leasing
                                            Brokerage

     2.  Saracen Computer                   Software applications                   October 3, 1998
         Systems Limited                    for industrial cleaning
         United Kingdom                     management

     3.  Information Support                Computer Maintenance                    October 12, 1998
         Limited                            and networking services
         United Kingdom

     4.  Premier Computer                   Software applications for               December 23, 1998
         Group Limited                      credit unions, veterinary
         Ireland                            and print and packaging
                                            sectors



         On July 13, 1998, the Registrant made a share exchange of 100% of the issued and outstanding shares of The Wyse Group PLC. ("Wyse PLC."), a computer leasing brokerage company with four offices in the UK. Wyse has been operating profitably in the UK since 1989 and has over 4,000 customers. Wyse was established in 1989 and since then has grown to be a market leader in office and technology finance a total 183,375 shares were issued to acquire 100% of the issued and outstanding shares of The Wyse Group Limited.

         On October 3, 1998, the Registrant acquired via a combination of a cash payment and the issuance of Integrity common stock for all of the issued and outstanding shares of Saracen. The purchase price for Saracen was $1,485,000 cash and 10,562 shares of restricted common stock. The Registrant financed the acquisition of Saracen by way of a private placement of its shares.

         Saracen has been operating profitably in the UK since 1984, and has over 100 customers. Saracen is engaged in the design and supply of management information systems in the cleaning management industry.

         On October 12, 1998, the Registrant acquired for cash all of the issued and outstanding shares of ISL, a major computer support services business based in Wokingham, England with regional support centers throughout the UK. The total consideration paid for ISL was $561,000. The Registrant financed this acquisition with the funds raised in it's private placement.

         ISL has been operating profitably in the UK since 1991 and has over 4,000 customers. The Registrant is engaged in providing maintenance services and networking solutions to industry. ISL is one of the largest resellers of Acer computer systems in the United Kingdom.

         On December 23, 1998, the Registrant acquired via a combination of cash payment and the issuance of Integrity common stock, all of the issued and outstanding shares of Premier. The consideration paid for Premier was $1,227,620 in cash and 147,672 of the Registrant restricted common stock.

         The gross revenues in Premier for the year to December 31, 1998 were in excess of US $7.5 million. The cost of the acquisition was financed with funds raised from the sale of the Registrant's stock and cash generated from operations. Premier provides software services to the Credit Union, printing and packaging and veterinary management sectors. Premier owns the intellectual property rights to the software it provides to these customers.

         On March 26, 1999, after the end of the reporting period, Progress Systems Limited (a wholly owned subsidiary of the Premier Computer Group which is a wholly owned subsidiary of the Registrant) purchased the customer base and software rights to five different software products from Axon Veterinary Limited ("Axon"). Axon supplied software and related information technology services to the veterinary practices in the United Kingdom and Ireland. Axon has in excess of 800 customers. The consideration for Axon was $445,500 in cash. The acquisition was funded from cash generated from operations.

         On July 16, 1999, Premier Software Limited (a wholly owned subsidiary of the Premier Computer Group which is a wholy owned subsidiary of the Registrant) purchased 100% of the share capital of Datasoft Limited ("Datasoft"). Datasoft supplies accounting and distribution software to 110 customers throughout Ireland and the United Kingdom.

         The consideration for Datasoft was $303,750 cash and 150,000 Integrity Holdings Ltd. Stock. The cash element of the acquisition was funded from cash generated from operations.

         On July 16, 1999, Premier Software Limited (a wholly owned subsidiary of the Premier Computer Group which is a wholly owned subsidiary of the Registrant) purchased the assets of Flick Switch Limited ("Net.Results") which owns the IPR and assets of the product called Net.Results an internet connectivity product.

         The consideration for Net.Results was $270,000 cash and 125,000 Integrity Holdings Ltd. Stock. The cash element of the acquisition was funded from cash generated from Operations.

         MAJOR OPERATING SUBSIDIARIES

         THE WYSE GROUP PLC.

         Wyse is a United Kingdom leasing brokerage business specializing in lease brokerage to the information technology industry. Its main location is in Chesham, England and it has four other regional offices in Northampton, Sheffield and Somerset all in the United Kingdom.

         Wyse is a lease brokerage firm in the UK with over 4,000 current clients. It has major alliances with large finance houses throughout the UK providing it with the ability to broker leasing deals, which give the best advantage to the customer as well as ensure that Wyse is a profitable organization.

         The inclusion of Wyse as part of the Registrant's group has major benefits as it allows the other companies within the Group to provide a financial solution to its clients as well as the information technology solution. This ensures that the group gains from not only the sale of the information technology solution, but also the financial solution.

         Wyse's main competition in the United Kingdom is the larger financial institutions that provide leasing services directly to the client. Some of these competitors may have greater financial, technical and/or marketing resources than Wyse and could at some stage in the future pose a significant competitive threat. Wyse competes on the basis of its high quality service, excellent staff and building of its customer loyalty. Wyse currently employs 23 People of which 21 are full time.

         Wyse is dependent on its well motivated and trained sales teams. Wyse continually invests in training and morale building with its entire staff to ensure they remain competitive and focused. Wyse is currently setting up an office in Dublin Ireland where it intends to provide similar services in the information technology industry through, initially, a partnership arrangement with the Premier Computer Group a subsidiary recently acquired by the Registrant.

         In it's own right, Wyse has a large customer base and with the potential of the group synergies, Wyse will benefit from introduced group business.

         SARACEN COMPUTER SYSTEMS LIMITED

         Saracen is a United Kingdom information technology company located in Uttoxetter, United Kingdom. Saracen provides comprehensive information technology solutions to the cleaning management industry in the United Kingdom and Ireland.

         Saracen's products and services are primarily provided to clients utilizing client/server architecture for their information technology solutions. Client/server architecture utilized multiple terminals and workstations linked to larger computers and specialized hardware. The systems may also include internet and intranet solutions. This architecture is generally used by larger businesses with multiple locations.

         Saracen's systems include fifteen separate modules designed specifically for the cleaning management industry. Saracen's business systems provide complete integration of all business activities into a single computer system which can be linked to a third party accounting software system giving full integration. Saracen is a provider of information technology solutions to the cleaning management industry both in the United Kingdom and Ireland.

         Saracen's main competitors are other smaller software houses with single products for specific sections of the industry and in house information technology departments which develop their own systems.

         Saracen's markets are characterized by rapid technology advances and frequent introductions of new products and enhancements of existing products. Therefore, new competitors may enter the market at any time. Some of these competitors may have greater financial, technical and/or marketing resources than the Registrant, and could pose a significant competitive threat. New competitors could implement a significant marketing and product development drive, which could compete with Saracen's products. Saracen competes on the basis of its high quality systems, its lower costs due to economies of scale and its superior customer support.

         Saracen's software products are frequently refined and improved to remain competitive and to integrate enhancements provided by new technology advances. Saracen continues to investigate opportunities to acquire additional specialty products and expand into additional markets in Europe and the US. Saracen currently employ's 12 people, all of whom are full time.

         INFORMATION SUPPORT LIMITED (ISL)

         ISL is a United Kingdom company, located in Wokingham, England. ISL specializes in hardware, remote management support and networking support for mid to high end users on mainly client/server architecture. It has 4,000 corporate users.

         Support services are provided for desktop management, networks, operating systems, data security, disaster recovery and training. ISL has developed a very high level of skills in these areas and is one of the market leaders in providing such services in the United Kingdom. ISL is currently supplying these services to over 4,200 clients in the United Kingdom and Ireland.

         ISL has several partnerships with Value Added Resellers (VAR's) for the supply of maintenance and networking solutions to their clients. Such partnerships provide ISL with additional selling opportunities and revenues. In such arrangements ISL provides the hardware and networking solution and the VAR provides the software solutions to the end user.

         ISL's markets are characterized by rapid technology advances and frequent introductions of new products and enhancements of existing products. Competition in this market area is very strong and any change in marketing and distribution of products from the suppliers or manufacturers could have an adverse effect on the business of ISL. In addition, new competitors may enter the market at any time. Some of these competitors may have greater financial, technical and/or marketing resources than the Registrant, and could pose a significant competitive threat. ISL competes on the basis of its quality systems, its lower costs due to economies of scale and its customer support.

         The products which ISL sells and maintains are constantly being refined and improved to cope with technology improvements. As a result, staff training is a very important part of the operation of ISL and will continue to be in order to ensure ISL can maintain a competitive edge in this market. ISL employ's eighty four (84) people, all of whom are full-time.

         ISL continues to expand its business by way of investigating more opportunities to acquire customer bases and develop other partnerships within its market.

         PREMIER COMPUTER GROUP

         Premier is an Irish company which is located in Dublin, Ireland specializing in providing of both software and hardware solutions for the credit union, veterinary and print, and packing industries. Premier provides comprehensive solutions for clients from the client's information system requirements through sales of hardware, software and provision of implementation, support and training services.

         Premier's products and services are primarily provided to clients utilizing client/server architecture for their information technology solutions. Client/server architecture utilizes multiple terminals and workstations linked to larger computers and specialized hardware. The systems may also include internet and intranet solutions. This architecture is generally used by larger businesses with multiple locations. Premiers systems provide complete integration of all business activities into a single computer system.

         Premier has successfully established itself as one of the leading software suppliers to its specific markets in Ireland and the United Kingdom. Premier's main competition in Ireland is companies of a similar size with product ranges. However, Premier has established itself as the leading supplier of credit union and big ticket print and packing software in Ireland.

         Premier's markets are characterized by rapid technology advances and frequent introductions of new products and enhancements of existing products. In each of the markets that Premier is involved in, there are competitors, which are as big as premier and with technology, which is similar. Therefore, competitors may enter the market at any time. Some of these competitors may have greater financial, technical and/or marketing resources than Premier, and could pose a significant competitive threat. Premier competes on the basis of its quality systems, its lower costs due to economies of scale and its customer support.

         Premier's software products are constantly being refined and improved to remain competitive and to integrate enhancements provided by new technology advances. Premier currently employs seventy six (76) people, all of which are full time. Premier is currently looking at other opportunities to develop its products and customer base with particular focus on acquisitions in its current markets.

         PROPRIETARY RIGHTS

         The Registrant and its subsidiaries rely on a combination of copyright, trade secret and trademark laws, and non-disclosure and other contractual provisions to protect their various proprietary products and technology have. These safeguards may not prevent competitors from imitating the Registrant's products and services, especially in foreign countries where legal protection of intellectual property may not be as strong or consistent as in the United States.

         Because the Registrant's business segments are characterized by rapid technological change, the Registrant believes that factors such as the technological and creative skills of its personnel, name recognition, market penetration and reliable customer service and support are more important to establishing and maintaining a competitive position in its markets than the various legal protections of its proprietary developments.

         The Registrant believes that its proprietary rights do not infringe the proprietary rights of third parties. There can be no assurance however that third parties will not assert such infringement by the Registrant with respect to current or future products, software, trade names or services. Any such claim, with or without merit, could be time consuming, result in costly litigation and cause product release delays, and might require the Registrant to enter into royalty or licensing agreements or cease distribution of certain products or services. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Registrant.

         RISK FACTORS

         The securities of the Registrant are speculative in nature and involve a high degree of risk. In addition to the other information contained in this report, shareholders should carefully consider the following risk factors:

         POSSIBLE FLUCTUATIONS IN OPERATING RESULTS

         There can be no assurance that the Registrant's operating subsidiaries will continue to operate profitably, or that prior trends will be indicative of future results of operations. The Company expects that its operating results will fluctuate in the future as a result of factors such as increases in competition, significant acquisitions, currency fluctuations, political changes, overall domestic and international economic conditions, and other circumstances that may not be foreseeable at this time. The Registrant will have no control or influence over many of these factors.

         MANAGEMENT OF GROWTH

         The Registrant has experienced, and is currently experiencing, a period of rapid growth which has placed, and could continue to place, a significant strain on the resources of the company. In order to support the growth of its business, the Registrant plans to significantly expand its level of operations during 1999. If the Registrant's management is unable to manage growth effectively, the Registrant's operating results could be adversely affected.

         RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

         In connection with the Registrant's plan to grow its existing markets and expand into new markets, the Registrant intends to acquire existing companies and convert or integrate such companies' existing operations and products with the Registrant's operations and products. If the Registrant does enter into any such acquisition transactions, the Registrant does not intend to seek shareholder approval. Therefore, the shareholders of the Registrant may not have the ability to review the financial statements of the acquisition candidate or to vote on the acquisition. Any such acquisition could substantially dilute the ownership interest of the existing shareholders.

         The Registrant may compete for acquisition and expansion opportunities with companies that have significantly greater financial and other resources. There can be no assurance that the Registrant will be able to locate or acquire suitable acquisition candidates, or that any operations that are acquired can be effectively and profitably integrated into the

Registrant's existing operations. Additionally, although acquisitions will be designed to increase the Registrant's long-term profitability, they may negatively impact the Registrant's operating results, particularly during the periods immediately following an acquisition, as a result of capital funding requirements, the dedication of management resources that may temporarily detract attention from other operations, difficulties of combining research and development and sales and marketing efforts, the necessity of coordinating geographically separated organizations, and difficulties integrating personnel with disparate business backgrounds and combining different corporate cultures.

         COMPETITION

         The information technology industry is highly competitive. The industry includes major domestic and international companies, many of which have financial, technical, marketing, sales, distribution and other resources substantially greater than those of the Registrant and its subsidiaries. Although the Registrant generally competes in specialty sectors of the information technology industry where competition is currently less intense, the Registrant expects competition in each of these sectors to increase. As competition increases, competitors can be expected to aggressively price their products and offer new products and services not currently offered by the Registrant or its subsidiaries. Emergence of new competitors, particularly those offering lower cost products, enhancements and/or additional features, may impact margins and intensify competition in new markets.

         DEPENDENCE ON KEY PERSONNEL

         The Registrant's success depends to a significant degree upon the continuing contributions of its key management, sales, marketing, R&D and manufacturing personnel, many of whom would be difficult to replace. In particular, the Registrant's success depends on the executive management of Wyse, Saracen, ISL and Premier. The Registrant does not have employment contracts with most of its key personnel. The Registrant believes that its future success will depend in part upon its ability to attract and retain highly skilled hardware and software engineers, and management, sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Registrant will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on the Registrant's business, operating results and financial condition.

         NO ASSURANCE OF PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

         There currently exists only a limited public trading market for the Registrant's common stock. Price and volume quotations are currently reported on the OTC Bulletin Board, but there can be no assurance that an active trading market will be sustained. The market price of the common stock could be subject significant fluctuations in response to operating results and other factors, many of which are not within the control of the Registrant. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of affected companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the common stock.

         EFFECTS OF POSSIBLE ISSUANCE OF PREFERRED STOCK

         The Registrant's Articles of Incorporation do not presently authorize the issuance of preferred stock. The rights of the holders of common stock will be subject to, and may be adversely affected by the rights of the holders of any preferred stock that may be authorized and issued in the future. The Registrant has no present plans to authorize and issue any shares of preferred stock. Any issuance of preferred stock would make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of the Registrant.

         RISKS OF INTERNATIONAL BUSINESS

         The Registrant through its subsidiaries currently has significant operations abroad and plans to expand its foreign operations. Although senior management of the Registrant and its subsidiaries have significant experience managing international operations, the Registrant has limited experience in some of the foreign markets in which its subsidiaries operate. International expansion efforts may strain the Registrant's management and other resources. Any failure of the Registrant to expand in an efficient manner or to manage its dispersed organization could have a material adverse impact on the Registrant's business and financial results. Other risks that will be faced by the Registrant in its international business include potentially costly regulatory requirements; unexpected changes in regulatory requirements; application of foreign law; fluctuations in currency exchange rates (which could materially and adversely affect the Registrant's results of operation and, in addition, may have an adverse effect on demand for the Registrant's products abroad); tariffs or other barriers; difficulties in staffing and managing foreign operations; political and economic instability;

difficulties in accounts receivable collection; extended payment terms; and potentially negative U.S. and foreign tax consequences. These factors could have an adverse impact on the Registrant's business and financial results in the future or require the Registrant to modify its current business practices.

         The Registrant does transact all of its business in foreign currencies and the conversions are accounted for in the financial statements.

         SUBSTANTIAL FUTURE CAPITAL NEEDS; NO FUNDING COMMITMENTS

         Expansion of the Registrant's business, including acquisitions, may require a commitment of substantial funds. To the extent that the internally generated funds are insufficient to fund the Registrant's expansion, it may be necessary for the Registrant to seek additional funding, either through collaborative arrangements or through public or private financing. The Registrant has no current commitments or arrangements with respect to, or readily available sources of, additional funding. There can be no assurance that additional funds are raised by issuing equity securities, dilution to the existing shareholders will likely result. If adequate funds are not available, the Registrant's business could be adversely affected.

         DEPENDENCE ON PROPRIETARY TECHNOLOGY; LACK OF PATENTS AND PROPRIETARY PROTECTION; RISKS OF THIRD PARTY INFRINGEMENT CLAIMS

         The Registrant and its subsidiaries presently have no patents with respect to their proprietary technologies. Instead, the Registrant and its subsidiaries currently rely upon copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect their proprietary products. All of these afford only limited protection. Accordingly, there can be no assurance that the Registrant's measures to protect its current proprietary rights will be adequate to prevent misappropriation of such rights or that the Registrant's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Registrant's technologies. Additionally, although the Registrant believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against the Registrant. Similarly, infringement claims could be asserted against products and technologies which the Registrant licenses, or has the rights to us, from third parties. Any such claims, if proved, could materially and adversely affect the Registrant's business and results of operations. In addition, though any such claims may ultimately prove to be without merit, the necessary management attention to, and legal costs associated with, litigation or other resolution of such claims could materially and adversely affect the Registrant's business and results of operations.

         RAPID OBSOLESCENCE AND TECHNOLOGICAL CHANGE

         The market for information technology products and services is characterized by rapidly changing technology, frequent introductions of new products and evolving industry standards which result in product obsolescence and short product life cycles. Accordingly, the Registrant's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain and successfully market new products and services that satisfy evolving technologies, customer preferences and industry requirements.

         There can be no assurance that competitors will not market products and services which have perceived advantages over those of the Registrant and its subsidiaries or which render products and services to be offered by the Registrant and its subsidiaries obsolete or less marketable.

         NO DIVIDENDS ON COMMON STOCK

         The Registrant has not previously paid any cash or other dividends on its common stock and does not anticipate payment of any dividends for the foreseeable future. The Registrant anticipates retaining its earnings to finance its operations, growth and expansion.

         CERTAIN UNITED STATES FEDERAL INCOME TAX RISKS

         It is possible that based on stock ownership and/or types of income, the Registrant may be classified as a passive foreign investment company, a controlled foreign corporation, a foreign personal holding company or a personal holding company for United States federal income tax purposes. Under the special rules that apply to such companies, United States residents may be required to include certain amounts in income before it is actually distributed to them. Although the Registrant intends, to the extent consistent with its other business goals, to operate in a manner that will minimize the adverse effects of such provisions, if applicable, no assurance of such a result can be given. Therefore, each shareholder should consult his or her own tax advisor with respect to the tax consequences to him or her of the ownership and disposition of the Registrant's common stock, including the applicability and effect of federal, state, local and foreign tax laws and of changes in applicable tax laws.

         YEAR 2000 SOFTWARE COMPLIANCE ("MILLENNIUM BUG")

         Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. As a result, many software and computer systems, including machines controlled by microprocessors, may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

         In general, the Registrant's operating subsidiaries are reliant on software developed internally. The Registrant utilized third-party equipment and software that may not be Year 2000 compliant. For this reason, the Registrant has implemented a four step plan to address its Year 2000 issues, consisting of
(i) assessing Year 2000 readiness; (ii) remediating non-compliant hardware and software; (iii) testing remediated hardware and software; and (iv) certifying Year 2000 compliance. Personnel from each operating subsidiary have been involved in the process. Senior management of the Registrant is coordinating the effort. Communications with customers and suppliers to determine their Year 2000 issues are an integral part of the program. The Registrant has reviewed all vendor contracts and has requested written certification from each vendor that its products are Year 2000 complaint.

         Assessment activities are estimated at approximately 95% complete. Assessment data is continuously updated as new information becomes available. Overall remediation efforts are estimated at 90% complete.

         Because the assessment process is not yet complete, the Registrant cannot yet accurately estimate the costs and risks that will be associated with Year 2000 assessment and remediation. As of the date of this report, the Registrant has not identified any costs associated with the necessary corrective efforts. It is probable that costs may materialize as the Registrant collects further assessment data. Costs for Year 2000 compliance are not being accounted for separately. Much of the cost is being accounted for as part of normal operating budgets. Overall, the costs are not expected to have a significant effect on the Company's consolidated financial position or results of operations.

         In the event that any of the Registrant's significant suppliers or customers do not successfully and timely achieve Year 2000 compliance, the Registrant's business or operations could be adversely affected. This could result in system failures or generation of erroneous information and could cause significant disruption of business activities. In the event the Registrant does not fully identify and correct all Year 2000 problems in the products marketed by its subsidiaries, those subsidiaries could become subject to warranty claims or returns, which could have an adverse effect on financial performance. Moreover, the Registrant's subsidiaries could become subject to warranty claims, with or without merit, returns and/or increased customer support expenses if the computer systems of customers are not able to properly integrate the Registrant's products due to customers' internal Year 2000 problems. Finally, Year 2000 problems could have a ripple effect through world economies which could adversely affect the demand for some or all of the Registrant's products and services.

         The Registrant intends as part of the certification process to have each of its operating subsidiaries perform a Year 2000 "dry run," where the dates on all computers and microprocessor-controlled equipment are set ahead to a date within the year 2000, and the Registrant hopes that such dry runs will identify all remaining internal Year 2000 issues before problems occur. The company will perform the dry run on a subsidiary by subsidiary basis and will be completed before the end of October, 1999. These procedures will not, however, identify external Year 2000 problems, and they will not provide any information as to how Year 2000 problems throughout world economies may affect the Registrant. The Registrant intends to create a contingency plan to address these latter types of risks, but it has not yet done so.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

         The Registrant is involved in the computer software and related activities and provides comprehensive, individually tailored services including software, hardware, networking and financial solutions to its large user base. The Registrant has large recurring income and plans to increase this income through an aggressive acquisition policy.

         The financial settlements have been prepared on the basis that The Wyse Group PLC. is the predecessor entity (the only entity with operations at the time of its acquisition on July 13, 1998). As such, the balance sheet as at December 31, 1997 is that of The Wyse Group plc. The statement of operations for the years ended December 31, 1996 and 1997 and period to June 30, 1998 are the operating results of The Wyse Group PLC.

         The Registrant's growth over the last ten (10) months has been through acquisition. For the period from July 1, 1998 to April 30, 1999, the Registrant has made five major acquisitions with estimated gross annualized revenues of $20 million. Given the timing of each acquisition the results of the company, as set out below, do not reflect the total activity of the Registrant as it currently stands. Only that part of each subsidiary results that refer to the post acquisition period are reflected in the results of the company.

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements contained in this report regarding matters that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, competition, fluctuations in currency exchange rates, the demand for the Registrant's products and services internationally, especially in the United Kingdom and Ireland, and other risk factors identified from time to time in the Registrant's filings with the Securities and Exchange Commission. The Registrant urges readers to review the risk factors listed in this report on Page 13.

         The Registrant undertakes no obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

         YEAR TO DECEMBER 31, 1998

         The following table sets out the results for the period covered, the relative percentages that certain income and expense items bear to revenues:


                           1998                             1997                          1996
                           ----                             ----                          ----
                           AMOUNT                %          AMOUNT              %         AMOUNT            %
                           ------                -          ------              -         ------            -
Net Sales                  10,403,131           100        2,002,210           100       2,726,278         100

Cost of Sales               7,527,519            72        1,256,510            63       2,129,607          78

Gross Profit                2,875,612            28          745,700            37         596,680          22

Selling, general
and administration
expenses                    2,118,646            20          681,785            34         482,667          18

Other income                   72,205             1            3,677             0          (1,581)       (.06)

Income before




taxes                         829,171             6           67,592             3         112,432           4

Income tax
provision                     242,912             2           22,121             1          39,204           1

INCOME FORM
CONTINUING
OPERATIONS                    586,259             4           45,471             2          73,228         2.9

BASIC
EARNINGS PER                     0.14                           0.08                          0.12
SHARE

DILUTED
EARNINGS PER
SHARE                            0.06                           0.08                          0.12



         The Registrant reported a consolidated net income of $586,259 for the year ended December 31, 1998 as compared with $45,471 in 1997 and $73,228 in 1996. The significant increase in net income is because of the acquisitions of ISL and Saracen in October 1998 and Premier in December 1998.

         REVENUES

         Net sales for the twelve (12) months were $10,403,131 as compared with $2,002,210 in 1997 and $2,726,287 in 1996. In 1997 and 1996 the net sales related only to Wyse. The 208% increase in net sales from 1997 to 1998 reflects the inclusion of net sales from the three acquisitions made during the year of ISL, Saracen and Premier.

         COST OF GOODS SOLD

         Cost of goods sold was $7,527,519 or 72% of sales. This is compared with $1,256,510 or 63% of sales in 1997 and $2,129,607 or 86% of sales in 1996.
The inclusion of the figures for ISL, Saracen and Premier account for the increase in the level of cost of sales and in the increased percentage as against net sales.

         OPERATING EXPENSES

         Marketing, Selling, General and Administration expenses were $2,118,646 or 20% of sales as against $681,785 or 34% of sales in 1997 and $482,667 or 18% of sales. With the inclusion of the ISL, Saracen and

Premier during 1998, the operating expenses increased by 42% on 1997 and 79% on 1996.

         EARNINGS PER SHARE

         Basic earnings per share was $.14 for the year ended December 31, 1998. All of which was derived from normal operations. Diluted earnings per share was $.06.

         LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1998, the company had cash of $1,070,492. During the period to December 31, 1998, the company raised through sales of its own stock $2,605,848. It acquired Saracen for $1,485,000 cash, ISL for $561,000 cash and Premier for $1,375,292 of which $245,000 was paid as a deposit and the balance of $932,620 was paid after the year end.

         NINE MONTHS TO SEPTEMBER 30, 1999

         The following table sets out the results for the period covered, the relative percentages that certain income and expense items bear to revenues:


                                    UNAUDITED                                       AUDITED
                                    1999                                            1998
                                    AMOUNT                  %                       AMOUNT                  %
                                    ------                  -                       ------                  -
Net Sales                           25,857,760              100                     7,802,348               100

Cost of Sales                       13,562,498               52                     5,645,639                72

Gross Profit                        12,295,262               48                     2,156,709                28

Selling, general
and administration
expenses                             9,182,651               36                     1,533,073                20

Goodwill write off                     510,099                2                        -0-
Exceptional gain on
Disposal                               297,000                1                        -0-

Income before
taxes                                2,899,512               13                       621,848                 8



Income tax
provision                              623,545                2                         6,806                .04

INCOME FORM
CONTINUING
OPERATIONS                           2,275,967                9                       439,664                  6

BASIC
EARNINGS PER
SHARE                                     0.17                                           0.11

DILUTED
EARNINGS PER
SHARE                                     0.13                                           0.05



         The Registrant reported a consolidated net income of $2,275,967 for the nine months ended September 30, 1999 as compared with $439,664 in the same period for 1998. The significant increase in net income is because the net income in the quarter ended March 1998 contains only the income of Wyse.

         REVENUES

         Net sales for the nine (9) months were $25,857,760 as compared with $7,802,348 in the same period for 1998. In 1998 the net sales related only to Wyse.

         COST OF GOODS SOLD

         Cost of goods sold was $13,562,498 or 52% of sales. This is compared with $5,645,639 or 72% of sales in the same period for 1998. The inclusion of the figures for ISL, Saracen and Premier account for the increase in the level of cost of sales and in the decrease percentage as against net sales reflecting the higher gross margins obtained for the sale of software products and related services.

         OPERATING EXPENSES

         Marketing, Selling, General and Administration expenses were $9,182,651 or 36% of sales as against $1,533,073 or 20% of sales in the same period for 1998.

         EXCEPTIONAL GAIN

         This profit of $297,000 arose on the sale of a software product owned by Premier. The product revenues in 1999 were $25,500 and in 1998 were $37,680. This product did not form a material part of the Premier portfolio.

         EARNINGS PER SHARE

         Basic earnings per share was $0.17 for the nine months to September 30, 1999. $0.13 of which was derived from normal operations and $0.04 was derived for the exceptional gain. Diluted earnings per share was $.13.

         LIQUIDITY AND CAPITAL RESOURCES

         At September 30, 1999, the company had cash of $344,467. During the nine months to September 30, 1999, the Registrant raised through sales of its own stock, $500,000 the balance of $982,620 for the acquisition of Premier.

         Management believes that current internal cash flows together with available cash, available credit facilities or, if needed, the proceeds from the sale of additional equity, will be sufficient to support anticipated capital spending and other working capital requirements for the foreseeable future.

         The Registrant expects to continue its strategy of seeking acquisition opportunities within its target profile of companies with significant recurring revenues, market leadership in a mission critical area of information technology and large user bases. There can be no assurance that any such acquisition opportunities will be available on terms acceptable to the Registrant, or that any such acquisitions will ultimately be consummated. If any such acquisitions are consummated, they could result in the issuance of significant amounts of equity securities that would dilute the interests of existing shareholders. Such acquisitions could also cause the Registrant to incur commitments for capital expenditures in excess of its cash in hand, either for the purchase price or for the target's operational needs, or both. The Company has not at this time identified any source for such capital if it were to be required.

         IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         SFAS No. 133, "Accounting for derivative instruments and Hedging Activities" requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses results from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Management believes that the adoption of SFAS No. 133 will have no material effect on its financial statements.

         SOP 98-5, "Reporting on the Cost of Start-Up Activities," requires that the costs of start-up activities, including organization costs, be expensed as incurred. This statement is effective for financial statements issued for fiscal years beginning after December 15, 1998. Management believes that the adoption of SOP 98-5 will have no material effect on its financial statements.

ITEM 3.       DESCRIPTION OF PROPERTY.

         The Registrant's principal office is located at Camden Lock, South Dock Road, Dublin 4, Ireland which is also the principal office of the Premier Computer Group, a company acquired by the Registrant in December 1998. The office is a modern leasehold building and the Registrant occupies building of 7,000 square feet. The lease expires in June 2028 with an exit clause in 2004 and every five (5) years from then without penalty. The quarterly payments are $31,725 and escalate at 5 year intervals. The next review is due in 2003.

         The Registrant owns a property in Uttoxetter, England from where Saracen operates. This is a listed building that has ben recently modernized and converted into offices. Saracen Computer services uses the full building of 5,000 square feet. There is no mortgage on this building.

         Details of other leased properties are as follows:


SUBSIDIARY                     PROPERTY                   EXPIRATION DATE                      LEASE TERMS
----------                     --------                   ---------------                      -----------
Wyse Group PLC.                Chiltern Court             June 2002                            $12,375 per
                               Chesham, England                                                quarter

Information                    Crown House,               June 2000                            $28,050 per
Support Limited                Toutley Road                                                    quarter
                               Reading, England

Premier Vet                    Dublin Lane,               One month renewable                  $4,950
                               Edinbrough,                for the following                    monthly
                               Scotland                   month



Premier Computer               62 Heather Road            2004                                 $25,650 per
Group Hardware                 Sandyford                                                       year payable
Division                       Industrial Estate                                               quarterly in
                               Dublin, Ireland                                                 advance



         All leased and owned space is considered adequate for the operation of Integrity Holdings business, and no difficulties are foreseen in meeting any future space requirements.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information as to the shares of common stock owned as of June 1, 1999:

         I Each person who in so far as the Registrant has been able to ascertain beneficially owns more than five percent (5%) of the outstanding 12,356,311 shares of the Registrant.

         II   Each director.

         III  Each of the officers named in the summary compensation table.

         IV   All the directors and officers as a group.

         Unless otherwise indicated in the footnotes below on the table as subject to community property laws where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.


         NAME                         NUMBER                          PERCENT
         ----                         ------                          -------
    1.   Paul B. Nagle                5,231,902                       42.34%

    2.   David P. Nagle               4,698,500                       38.03%

    3.   Paul C. Carroll                605,000(1)                      4.9%

    4.   Kenneth F. Butler              200,000(2)                      1.6%

    5.   Jeremy Hall                     60,000                         .05%

    6.   Michael Foley                   50,000                          .6%


(1) Includes 380,000 shares of common stock subject to options, which are exercisable within 70 days of the date hereof.

(2) Includes 175,000 shares of common stock subject to options, which are exercisable within 70 days of the date hereof.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


                                                                                               SERVED
         NAME                       AGE        POSITION                           TERM         SINCE
         ----                       ---        --------                           ----         -----
1.       Kenneth Butler             59         President and Director             1 yr.        07/98

2.       Paul B. Nagle              40         Chief Executive                    1 yr.        06/99
                                               Officer and Director

3.       Paul C. Carroll            38         Chief Financial                    1 yr.        07/98
                                               Officer/Secretary
                                               and Director

4.       Michael Foley              58         Chief Development Officer
                                               and Director                       1 yr.        07/98

5.       Jeremy Hall                34         Director                           1 yr.        10/98



KENNETH BUTLER

         Mr. Butler, age 59, gained over 35 years of experience in computer software development throughout his career with the Powell Duffryn Group where, during his twenty years on the Board, he was also involved in the acquisition, development and disposal of companies, both in the United Kingdom and overseas. In addition to his role as Chairman of Integrity Holdings, he is currently with Kvaerner, where he holds a Board position involved with business system development for the Kvaerner Construction Group, based in the United Kingdom, but operating worldwide. Mr. Butler has held this position for in excess of 2 years.

PAUL B. NAGLE

         Mr. Nagle, age 40, has been involved in the IT services industry at an executive level for many years in Ireland, UK and South Africa. He was managing director of Multisoft South Africa, specializing in identifying and restructuring target computer software businesses. He was also managing director of Brilliant Business Systems, part of a large technology group listed on the Johannesburg stock exchange. He has extensive international experience both in financial services and software services.

PAUL C. CARROLL

         Mr. Carroll, age 38, has run his own accountancy and international business consultancy practice for the past 15 years during which time he has gained considerable experience in mergers and acquisitions, particularly in the computer industry. Mr. Carroll has worked on financial projects throughout the world including, Europe, USA, Russia and the former Soviet Union. Prior to the commencement of Mr. Carroll's accountancy practice, he was the Chief Financial Officer of a leading finance house in Dublin, Ireland. Mr. Carroll was educated in Dublin, Ireland, qualified as a Chartered Certified Accountant (FCCA) in 1984, is an Associate of the Institute of Arbitrators and a Fellow of the Institute of Directors. Mr. Carroll sold his accountancy practice in 1998 to take up the CFO position with Integrity Holdings.

MICHAEL FOLEY

         Mr. Foley, age 58, has in excess of 35 years experience as a member of the senior management team with IDA Ireland and IDI Ireland in company acquisitions and development of new companies. Since 1997, he has been retained by OECD to provide policy advice and technical assistance in the area of investment promotion. He has also been an advisor to the Saudi Arabian Government on inward investment. Mr. Foley was educated in Galway, Ireland and he earned a Bachelor of Arts and a Bachelor of Commerce from University College Galway in 1961 and a Masters degree from University College Dublin in 1982.

JEREMY HALL

         Mr. Hall studied for a degree in Accountancy and Financial Control at Sheffield Hallam University in 1983 before going to work for a major software manufacturer for two and one half years. He started Wyse at the age of 24 and has been at the company since then.

ITEM 6.       EXECUTIVE COMPENSATION.

         Mr. Paul B. Nagle, the Chief Executive Officer and Mr. Paul C. Carroll, the Chief Financial Officer are the only full time executives of the Registrant and in receipt of a salary. Mr. Jeremy Hall is the Chief Executive Officer of the Wyse Group PLC. and receives a salary from that company.

         Both Kenneth Butler and Michael Foley are non-executive officers and attend quarterly board meetings and are paid their direct expenses for attending these meetings. They receive no other compensation in their capacity as officers of the company.

         SUMMARY COMPENSATION TABLE

         There was no executive or director who received compensation in excess of $100,000 for the year December 31, 1998, 1997 or 1996.

         The following sets forth information concerning all cash and non-cash compensation to be awarded to the companies officers of the company in excess of $100,000 for the year to December 31, 1999:


                                                                   OTHER ANNUAL
         OFFICER                      SALARY                       COMPENSATION
         -------                      ------                       ------------
    1.   Paul B. Nagle                $120,000(3)                  -0-
    2.   Paul C. Carroll               115,500                     14,400



(3) Employment commenced on June 1, 1999.

         OFFICER SHARE OPTIONS DETAILS


                                                                          EXERCISE               EXPIRATION
      OFFICER                       OPTIONS         % OF TOTAL            PRICE                  DATE
      -------                       -------         ----------            -----                  ----
1.    Paul B. Nagle                    -0-                 -0-               -0-                    -0-

2.    Paul C. Carroll               600,000              12.7%            $1.00/Share              6/03



      OFFICER SHARE OPTIONS VALUE


                                                             NO. OF                       VALUE AT QUOTED
                                                             OUTSTANDING                  MARKET PRICE AS
                                                             OPTIONS AS OF                OF DECEMBER 31,
                             NO. OF                          DECEMBER 31                  1998
                             OPTIONS         VALUE           1998 EXERCISABLE/            EXERCISABLE/
      OFFICER                EXERCISED       REALIZED        UN-EXERCISABLE               UN-EXERCISABLE
      -------                ---------       --------        --------------               --------------
1.    Paul B. Nagle             -0-              -0-                 -0-                         -0-

2.    Paul C. Carroll        220,000         $1,265,000         380,000/-0-                $2,185,000/-0-


         Mr. Carroll has entered into an employment contract with the Registrant with an annual compensation package of $129,900.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         There were no transactions during the last two years, or proposed transaction, to which the small business issuer was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B.

ITEM 8.       DESCRIPTION OF SECURITIES.

         (a) COMMON STOCK: At August 24, 1999, the Registrant had 12,996,509 shares of the common stock outstanding. Registrant's Certificate of Amendment of Articles of Incorporation, filed December 8, 1997, authorized the issuance of up to 100,000,000 of Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefor.

    In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         (b) PREFERRED STOCK: The Registrant does not have any authorized or issued preferred stock.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         (a) MARKET INFORMATION: The Registrant's common stock trades on the OTC Bulletin Board under the symbol INTY. The Registrant's common stock price at close of business on June 1, 1999 was $5.25 per share.

         (b) PRICE RANGE: The following is the range of the high and low bids for the Registrant's common stock for each quarter within the last two fiscal years as determined by over-the-counter market quotations. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                       1998                                            1997
                       ----                                            ----

QUARTER               HIGH BID               LOW BID                   HIGH BID                  LOW BID
-------               --------               -------                   --------                  -------
March                   -0-                    -0-                       -0-                       -0-

June                    -0-                    -0-                       -0-                       -0-

Sept.                   7.75                    5                        -0-                       -0-

Dec.                   10.75                    7                        -0-                       -0-



         (c) HOLDERS: The Registrant has approximately 173 common stock shareholders.

         (d) DIVIDENDS: The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2.       LEGAL PROCEEDINGS.

         The Registrant is not involved in legal proceedings that would have a material adverse effect on the Registrant's financial conditions or results of the operations.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The accountant has not resigned, declined to stand for re-election nor were they dismissed. The principal accountant's report on the financial statements for the past two years contains no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. There have been no disagreements with any former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

         (a) RECENT SALES: The Registrant had the following stock issuances and granting of stock options on the July 13, 1998 to the founders of the Registrant. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

         1. 10,000,000 share of common stock at $.01 per share pursuant to a Phase I, Regulation D, Rule 504 Offering.

         2. 6,029,500 share options at an exercise price of $1.00 over the period of the option.

         3. 183,375 shares of restricted common stock for the acquisition of Wyse.

         4. 10,562 shares of restricted common stock for the acquisition of the share in Saracen Computer Systems Limited.

         The Registrant had the following stock issuances on August 20, 1998. All of these shares were also sold by the officers and directors of the Registrant and no underwriters were utilized.

         5. 450,000 shares of common stock at $2.00 per share to a Phase II, Regulation D, Rule 504 Offering.

         6. 626,257 shares of Regulation S restricted common stock at $2.80 per share.

         (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 10,000,000 common shares listed at Item 12(a)1 and the 450,000 common shares listed at Item 12(a)4, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act ("Rule 504") and Nevada Revised Statutes Sections 78.211, 78.215, 73.3784, 78.3785 and 78.3791
(collectively the "Nevada Statutes").

         With respect to the issuance of the 183,375 common shares listed at
Item 12(a)3 and the 10,562 common shares listed at Item 12(a)4, such issuances were made in reliance upon the private placement exemptions provided by the Act and the Nevada Statutes.

         The issuance of the 626,257 common shares listed at Item 12(a)6 was made in reliance upon the private placement exemption provided by

Regulation S of the Act which limits such issuances to "non-U.S. persons" and the Nevada Statutes.

    In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed a written subscription agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

         1. That he had the ability to bear the economic risks of investing in the shares of the Registrant.

         2. That he had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

         3. That he had a certain net worth sufficient to meet the suitability standards of the Registrant.

         4. That the Registrant has made available to him, his counsel and his advisors, the opportunity to ask questions and that he has been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Articles of Incorporation and Bylaws of the Registrant provide for indemnification of the Registrant's officers and directors for liabilities arising due to certain acts performed on behalf of the Registrant that are not a result of any act or omission on any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Although the state statues allow for indemnification of officers and directors, the SEC rules however, prohibit indemnification of officers and directors of publicly held companies.

                                    PART F/S

         The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B:

                              FINANCIAL STATEMENTS

         NO.                        DESCRIPTION
         ---                        -----------
         FS-1                       Integrity Holdings Limited Consolidated
                                    Financial Statements Year Ended
                                    December 31, 1998

         FS-2                       Integrity holdings Limited Unaudited
                                    Proforma Condensed Combined Financial
                                    statements Year ended December 31,
                                    1998

         FS-3                       Integrity Holdings Limited Unaudited
                                    Interim Financial Statements Period ended
                                    September 30 1999

         FS-4                       Premier Computer Group Limited
                                    Directors' Report and Consolidated
                                    Financial Statements For the year ended
                                    31 December 1998

         FS-5                       Saracen Computer Systems Limited
                                    Directors' Report And Financial
                                    Statements For The Year Ended 31st
                                    October 1997

         FS-6                       Saracen Computer Systems Limited
                                    Directors' Report And Financial
                                    Statements For The Year Ended 31st
                                    October 1996

         FS-7                       Information Support Ltd. Financial
                                    Statements 31st March 1998

         FS-8                       Information Support Limited Report and
                                    Accounts Year Ended 31st March 1997

         FS-9                       ISL Software Solutions Limited Financial
                                    Statements 31st March 1998

         FS-10                      Datasoft Limited Directors' Report and
                                    Financial Statements For the year ended
                                    31 December 1998



         FS-11                      Datasoft Limited Financial statements For
                                    The Year Ended 31 December 1997

         FS-12                      Datasoft Limited Directors' Report and
                                    Financial Statements For the period ended
                                    16 July 1999



                                    PART III

ITEM 1.       INDEX TO EXHIBITS.

         The exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.

ITEM 2.       DESCRIPTION OF EXHIBITS.

         The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:


         EXHIBIT NO.                DESCRIPTION
         -----------                -----------
         2                          Charter and By-Laws

           2.1                      Certificate of Amendment of Articles of
                                    Incorporation of Birds Eye, Inc. - Name
                                    Change to Integrity Holdings, Ltd.

           2.2                      Certificate of Amendment of Articles of
                                    Incorporation of Culver City Studio
                                    Records, Inc.

           2.3                      Articles of Incorporation of Culver City
                                    Studio Records, Inc.

           2.4                      By-Laws - Culver City Studio Records,
                                    Inc.

         None                       Instruments Refining the Rights of
                                    Security Holders

         None                       Voting Trust Agreements

         6                          Material Contracts



           6.1                      Share Exchange Agreement between
                                    Jeremy S. Hall, The Wyse Group PLC and
                                    Integrity Holdings, Ltd.

           6.2                      Share Sale Agreement between David
                                    Meyrick Billings, Deidre Jennifer Swingler,
                                    John David Swingler and Integrity
                                    Holdings, Ltd.

           6.3                      Business Exchange Agreement between
                                    Business Data Systems Limited,
                                    Information Support Limited and ISL
                                    Software Solutions Limited

           6.4                      Premier Computer Group Limited and
                                    Integrity Holdings, Ltd.

           6.5                      Common Stock Options Agreement
                                    (Sample)

           6.6                      Employment Agreement with Paul Carroll

         27                         Financial Data Schedule



                                   SIGNATURES

    In accordance with Section 12 the Securities and Exchange Act of 1934 the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              INTEGRITY HOLDINGS, LTD.



DATED: December 14, 1999                      BY: /s/ Kenneth Butler
                                                 ---------------------------
                                                 KENNETH BUTLER
                                                 President

                              FINANCIAL STATEMENTS


NO.                                          DESCRIPTION
---                                          -----------
FS-1                                INTEGRITY HOLDINGS LIMITED
                                    CONSOLIDATED FINANCIAL STATEMENTS
                                    YEAR ENDED DECEMBER 31, 1998

FS-2                                INTEGRITY HOLDINGS LIMITED
                                    UNAUDITED PROFORMA CONDENSED
                                    COMBINED FINANCIAL STATEMENTS
                                    YEAR ENDED DECEMBER 31, 1998

FS-3                                INTEGRITY HOLDINGS LIMITED
                                    UNAUDITED INTERIM FINANCIAL
                                    STATEMENTS PERIOD ENDED
                                    SEPTEMBER 30 1999

FS-4                                PREMIER COMPUTER GROUP LIMITED
                                    DIRECTORS' REPORT AND CONSOLIDATED
                                    FINANCIAL STATEMENTS FOR THE YEAR
                                    ENDED 31 DECEMBER 1998

FS-5                                SARACEN COMPUTER SYSTEMS LIMITED
                                    DIRECTORS' REPORT AND FINANCIAL
                                    STATEMENTS FOR THE YEAR ENDED
                                    31ST OCTOBER 1997

FS-6                                SARACEN COMPUTER SYSTEMS LIMITED
                                    DIRECTORS' REPORT AND FINANCIAL
                                    STATEMENTS FOR THE YEAR ENDED
                                    31ST OCTOBER 1996

FS-7                                INFORMATION SUPPORT LTD. FINANCIAL
                                    STATEMENTS 31ST MARCH 1998

FS-8                                INFORMATION SUPPORT LIMITED REPORT
                                    AND ACCOUNTS YEAR ENDED 31ST
                                    MARCH 1997



FS-9                                ISL SOFTWARE SOLUTIONS LIMITED
                                    FINANCIAL STATEMENTS 31ST MARCH
                                    1998

FS-10                               DATASOFT LIMITED DIRECTORS' REPORT
                                    AND FINANCIAL STATEMENTS FOR THE
                                    YEAR ENDED 31 DECEMBER 1998

FS-11                               DATASOFT LIMITED FINANCIAL
                                    STATEMENTS FOR THE YEAR ENDED 31
                                    DECEMBER 1997

FS-12                               DATASOFT LIMITED DIRECTORS' REPORT
                                    AND FINANCIAL STATEMENTS FOR THE
                                    PERIOD ENDED 16 JULY 1999


                                  EXHIBIT FS-1


                     INTEGRITY HOLDINGS LIMITED CONSOLIDATED
                         FINANCIAL STATEMENTS YEAR ENDED
                                DECEMBER 31, 1998

                     INTEGRITY HOLDINGS LIMITED

                     CONSOLIDATED FINANCIAL STATEMENTS

                     YEAR ENDED DECEMBER 31, 1998

                           INTEGRITY HOLDINGS LIMITED

                    CONSOLIDATED FINANCIAL STATEMENTS FOR THE
                          YEAR ENDED DECEMBER 31, 1998

TABLE OF CONTENTS                                                     Page

Company Information                                                   2

Report of Independent Public Accountants                              3

Consolidated Statement of Operations                                  4

Consolidated Balance Sheet                                            5

Consolidated Statement of Changes in Stockholders' Equity             7

Consolidated Statement of Cash Flows                                  9

Notes forming part of the Consolidated Financial Statements           10

                           INTEGRITY HOLDINGS LIMITED

                              COMPANY INFORMATION

DIRECTORS (AS AT 1 JULY 1999)   Ken Butler (Chairman)
                                Paul Nagle (President/Chief Executive Officer)
                                Michael Foley (Chief Development Officer)
                                Paul Carroll (Chief Financial Officer/Secretary)
                                Jeremy Hall

SECRETARY                       Paul Carroll

REGISTERED OFFICE               Suite 333,
                                3838 Camino Del Rio North,
                                San Diego, California 92108 - 1789,
                                U.S.A.

MAIN BANKERS                    Ulster Bank Limited,
                                Coolock,
                                Dublin,
                                Ireland.

INDEPENDENT AUDITORS            BDO International,
                                Chartered Accountants,
                                & Registered Auditors,
                                Simpson Xavier Court,
                                20 Merchants Quay,
                                Dublin 8.

SPECIAL SECURITIES COUNSEL      Carmine Bua,
                                Suite 333,
                                3838 Camino Del Rio North,
                                San Diego, California 92108 -1789,
                                U.S.A.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF INTEGRITY HOLDINGS LIMITED

We have audited accompanying balance sheet of Integrity Holdings Limited as of December 31, 1998 and 1997 and the related statement of operations, statement of changes in stockholders' equity and cashflows for each of the three years in the period ended December 31, 1998 which have been prepared under the accounting policies as set out on pages 12 to 16.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's management are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Integrity Holdings Limited at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States of America.



30 JUNE 1999                                   BDO INTERNATIONAL
SIMPSON XAVIER COURT,
20 MERCHANTS QUAY,
DUBLIN 8

                           INTEGRITY HOLDINGS LIMITED

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                          NOTE     YEAR ENDED            YEAR ENDED            YEAR ENDED
                                                  DECEMBER 31           DECEMBER 31           DECEMBER 31
                                                         1998                  1997                  1996
                                                          US$                   US$                   US$
NET SALES                                          10,403,131             2,002,210             2,726,287

Cost of sales                                       7,527,519             1,256,510             2,129,607
                                                   ----------             ---------             ---------
GROSS PROFIT                                        2,875,612               745,700               596,680

OPERATING EXPENSES
       Administrative expenses                    (1,651,318)             (489,070)             (342,694)
       Marketing                                     (43,416)              (12,858)               (9,653)
       Research and development                      (19,307)               (5,718)               (4,820)
       Depreciation                                  (61,516)              (31,745)              (27,946)
       Maintenance and repairs                       (15,607)              (21,963)              (13,532)
       Goodwill Amortization                         (58,551)                     -                     -
       Selling and distribution costs               (268,931)             (120,431)              (84,022)
                                                   ----------             ---------             ---------
TOTAL OPERATING EXPENSES                          (2,118,646)             (681,785)             (482,667)

OPERATING PROFIT                                      756,966                63,915               114,013
Other income (expenses)
         Management fee income                         74,589                     -                     -
         Interest income                                9,616                 4,260                 1,498
         Interest expense and debt costs             (12,000)                 (583)               (3,079)
                                                   ----------             ---------             ---------
OTHER INCOME                                           72,205                 3,677               (1,581)

PROFIT BEFORE INCOME TAX EXPENSE                      829,171                67,592               112,432

Income tax expense                           6      (242,912)              (22,121)              (39,204)
                                                   ----------             ---------             ---------
NET INCOME                                            586,259                45,471                73,228
                                                   ----------             ---------             ---------
EARNINGS PER SHARE                          14            US$                   US$                   US$

Basic                                                    0.14                  0.08                  0.12

Diluted                                                  0.06                  0.08                  0.12

Weighted Average number of
shares outstanding:
-  Basic                                            4,132,132               594,450               594,450
-  Diluted                                          9,514,561               594,450               594,450

                                 INTEGRITY HOLDINGS LIMITED

                                 CONSOLIDATED BALANCE SHEET



                                                NOTE           AS AT                 As at
                                                         DECEMBER 31           December 31
                                                                1998                  1997
                                                                 US$                   US$
                 ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                  1,070,492                91,473
Receivables                                                5,875,636               499,530
Inventories                                        8         207,016                     -
Income tax refund receivable                                  37,215                 4,113
                                                          ----------              --------
                TOTAL CURRENT ASSETS                       7,190,359               595,116

PROPERTY AND EQUIPMENT AT COST                     9
     Computer Equipment                                      227,324                21,726
     Office Equipment                                        497,865                     -
     Motor Vehicles                                          392,447                89,091
     Improvements to premises                                 13,750                     -
     Land & Buildings                                        306,127                11,803
                                                          ----------              --------
                                                           1,437,513               122,620

Less, accumulated depreciation and amortisation            (145,000)              (83,484)
                                                          ----------              --------
     Net property and equipment                            1,292,513                39,136

Goodwill                                           7       5,495,209                     -
                                                          ----------              --------
TOTAL ASSETS                                              13,978,081               634,252
                                                          ----------              --------

                           INTEGRITY HOLDINGS LIMITED

                           CONSOLIDATED BALANCE SHEET

                                                                AS AT                 As At
                                                          DECEMBER 31           December 31
                                                                 1998                  1997
     LIABILITIES AND STOCKHOLDERS' EQUITY                         US$                   US$
CURRENT LIABILITIES
         Current instalments on capital leasing               191,025                     -
         Bank loan and overdraft                              140,410                14,210
         Accounts payable                                   3,102,411               177,381
         Other creditors                                      380,436               149,342
         Accruals and deferred income                       3,161,856                32,495
         Other taxes and social welfare                       711,221                47,722
         Taxation                                             301,635                22,212
         Amount due for subsidiary acquisition        3       968,620                     -
                                                           ----------               -------
              TOTAL CURRENT LIABILITIES                     8,957,614               443,362
                                                           ----------               -------
LONG TERM CAPITAL LEASE                                       206,058                     -


SHAREHOLDERS' EQUITY
         Common stock
         1998: 100,000,000 shares authorised, at
         $0.001 par value; issued and outstanding
         12,451,405                                            12,357                     -
         ( 1997: 594,450 shares authorised at
         US$0.001 par value; issued and
         outstanding 594,450)                                       -                   594
         Capital in excess of par value                     4,453,064                75,966
         Accumulated net income                               673,911               104,452
         Accumulated other comprehensive income               167,077                 9,878
         Receivable from exercise of stock options          (492,000)                     -
                                                           ----------               -------
                                                            4,814,409               190,890
                                                           ----------               -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 13,978,081               634,252
                                                           ----------               -------

                                      INTEGRITY HOLDINGS LIMITED

                       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                             YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                        CAPITAL    ACCUMULATIVE
                                     COMMON STOCK                     IN EXCESS     TRANSLATION     ACCUMULATED    COMPREHENSIVE
                                           ISSUED    PAR AMOUNT    OF PAR VALUE      ADJUSTMENT          INCOME           INCOME
                                                            US$             US$             US$             US$              US$
BALANCE AS AT JANUARY 1, 1996              50,000        76,560               -               -           2,139                -
Net income for the year ended
December 31, 1996                               -             -               -               -          73,228           73,228
Currency translation adjustment                 -             -               -           4,943               -            4,943
                                                                                                                       ---------
       COMPREHENSIVE INCOME                                                                                               78,171
                                       ----------     ---------       ---------     -----------      ----------        ---------
BALANCE AS AT DECEMBER 31, 1996            50,000        76,560               -           4,943          75,367
                                       ----------     ---------       ---------     -----------      ----------
Net income for the year ended
December 31, 1997                               -             -               -               -          45,471           45,471
Currency translation adjustment                 -             -               -           4,935               -            4,935
Dividend declared                               -             -               -               -        (16,386)
Recapitalization to Integrity Holdings
Ltd                                       544,450      (75,966)          75,966                                        ---------
       COMPREHENSIVE INCOME                     -             -               -               -               -           50,406
                                       ----------     ---------       ---------     -----------      ----------        ---------
BALANCE AS AT DECEMBER 31,1997            594,450         (594)          75,966           9,878         104,452
                                       ----------     ---------       ---------     -----------      ----------

                                INTEGRITY HOLDINGS LIMITED
         CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CONTINUED)
                       YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                                US $           US $
                                                                 US $        CAPITAL    ACCUMULATED
                                                  COMMON         PAR       IN EXCESS    TRANSLATION          US $             US $
                                                  STOCK         AMOUNT        OF PAR     ADJUSTMENT   ACCUMULATED    COMPREHENSIVE
                                                  ISSUED                       VALUE                       INCOME           INCOME

Issuance of common stock for acquisition of The
Wyse Group PLC shares on July 13th, 1998 for
US $1.00                                             183,375       183       183,192              -             -             -
Issuance of common stock for cash at $0.01 on
August 28, 1998                                   10,000,000    10,000        90,000              -             -             -
Issuance of common stock for cash at $2.00 on
October 23, 1998                                     450,000       450       899,550              -             -             -
Issuance of common stock for acquisition of
Saracen Computer Systems Ltd on October 13,
1998 at a fair value of US $7.00                      10,562        11        73,923              -             -             -
Issuance of common stock for acquisition of
Premier Group Limited on December 23, 1998 at
a fair value of US $7.00                             147,672       148     1,033,556              -             -             -
Issuance of common stock on December 7 1998
for cash at $2.80                                    573,346       479     1,605,369              -             -             -
Net operating profit for the year ended
December 31, 1998                                          -         -             -                      586,259       586,259
Exercise of stock options                            492,000       492       491,508
Dividend declared                                          -         -             -              -      (16,800)             -
Currency translation adjustment                            -         -             -        157,199             -       157,199
                                                                                                                        -------
     COMPREHENSIVE INCOME                                                                         -             -       743,458
                                                  ----------    --------   ---------        -------       -------       -------
BALANCE AT DECEMBER 31, 1998                      12,451,405     12,357    4,453,064        167,077       673,911
                                                  ----------    --------   ---------        -------       -------

                           INTEGRITY HOLDINGS LIMITED

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                        YEAR                     YEAR                  YEAR
                                                                       ENDED                    ENDED                 ENDED
                                                                 DECEMBER 31              DECEMBER 31           DECEMBER 31
                                                                        1998                     1997                  1996
                                                                         US$                      US$                   US$
CASH FLOWS FROM OPERATING ACTIVITIES:
     Operating profit                                                586,259                   45,471                73,228
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
          Amortisation of goodwill                                    58,551                        -                     -
          Loss on sale of fixed assets                                     -                    3,436                18,746
          Depreciation                                                61,516                   31,745                27,946
CHANGES IN CURRENT ASSETS AND LIABILITIES EXCLUDING
EFFECTS OF ACQUISITIONS
(Increase) in accounts receivable                                (1,763,961)                (153,421)              (64,759)
Increase/(decrease) in accounts payable                            1,333,725              (1,279,687)             1,297,740
Decrease in inventories                                                    -                        -                16,747
Increase in tax refund due                                                 -                  (4,113)                     -
                                                                ------------             ------------           ------------
  Net cash generated /(used) from operational activities             276,090              (1,356,569)             1,369,648
                                                                ------------             ------------           ------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital Expenditure                                                 (73,789)                 (12,832)              (44,396)
Proceeds from Sale of property and equipment                          34,149                        -                 7,880
Acquisitions of businesses, net of cash acquired                 (1,984,650)                        -                     -
                                                                ------------             ------------           ------------
Net cash used in investing activities                            (2,024,290)                 (12,832)              (36,516)
                                                                ------------             ------------           ------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in Loans                                                     49,149                   13,038              (25,351)
Proceeds from Common stock issued                                  2,605,848                        -                     -
Dividends Paid                                                      (16,800)                 (16,368)                     -
Increase in Bank overdraft                                            77,051                        -                     -
                                                                ------------             ------------           ------------
Net cash provided/(used) by financing activities                   2,715,248                  (3,330)              (25,351)

Foreign exchange rate on cash                                         11,971                 (45,898)                     -
                                                                ------------             ------------           ------------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                 979,019              (1,418,629)             1,348,566
                                                                ------------             ------------           ------------
Net cash and cash equivalents at beginning of year                    91,473                1,510,102               161,536

NET CASH AND CASH EQUIVALENTS AT END OF YEAR                       1,070,492                   91,473             1,510,102
                                                                ------------             ------------           ------------

SUPPLEMENTAL INFORMATION

INTEREST PAID                                                       (12,000)                    (583)               (3,079)

TAXES PAID                                                          (45,511)                        -                     -

                           INTEGRITY HOLDINGS LIMITED
          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANISATION

         The Company was incorporated under the laws of the State of Nevada on July 27,1977 with authorised common stock of 100,000 shares at US$0.25 par value with the name of Culver City Studios Records, Inc.

         On December 9, 1997 the name of the Company was changed to Birds Eye, Inc. and the authorised capital stock was increased to 100,000,000 shares with a par value of US$0.001.

         On July 13, 1998 10,000,000 shares were issued to the founders of Integrity for $0.01 per share and 6,279,500 share options with an exercise price of $1 per share were also granted to the founders in order to raise capital to purchase the outstanding stock, 594,450 shares of Birds Eye Inc. an inactive public shell with no assets.

         The Company has been in the development stage since its inception and has been engaged in the activity of developing mining properties until 1980 after which the Company was inactive. The company came out of its development stage in 1998 with its acquisition of the Wyse Group PLC.

         On July 13, 1998 the company changed its name to Integrity Holdings Limited. Integrity Holdings Limited is engaged in the acquisition of software development and computer services companies.

Beginning in July 1998 the company has made four major acquisitions of businesses or purchase of business assets. These are:

------------------------------------------------------------------------------------------------------------
NAME AND LOCATION                               BUSINESS ACTIVITY AT THE TIME OF          EFFECTIVE DATE OF
                                                           ACQUISITION                       AQUISITION
------------------------------------------------------------------------------------------------------------
The Wyse Group Plc,                          Computer and Information                July 13th, 1998
United Kingdom                               Technology Leasing Brokerage
------------------------------------------------------------------------------------------------------------
Saracen Computer Systems Limited             Software applications for               October 13th, 1998
United Kingdom                               industrial cleaning management
------------------------------------------------------------------------------------------------------------
Information Support Limited                  Computer support and hardware           October 12th, 1998
United Kingdom                               maintenance services
------------------------------------------------------------------------------------------------------------
Premier Computer Group Limited               Software applications for credit        December 23rd, 1998
Ireland                                      unions, veterinary and print and
                                             packaging sectors
------------------------------------------------------------------------------------------------------------

2.       BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

         The financial statements have been drawn up on the basis that The Wyse Group plc is the predecessor entity (the only entity with operations at the time of its acquisition on July 1, 1998). As such the balance sheet as at December 31, 1997 is that of The Wyse Group p1c. The statement of operations for the years ended December 31, 1996 and 1997 are the operating results of The Wyse Group p1c.

                           INTEGRITY HOLDINGS LIMITED

           NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.       BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (CONTINUED)

         The accompanying consolidated balance sheet as at December 31, 1998 and consolidated statements of operations for the period ended December 31, 1998 include the accounts of Integrity Holdings Limited and each of it's wholly owned subsidiaries. Inter company transactions have been eliminated. The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

3.       ACQUISITIONS

         On July 13, 1998 the company acquired Wyse Group plc ('Wyse') a leading computer leasing company with four offices in the UK and one in Ireland. Prior to this Integrity Holdings Limited had been a development stage company. The business combination has been accounted for under the purchase method. The acquisition cost of $234,000 was based on the fair value of the assets acquired and was funded by way of the issue of shares in Integrity Holdings Limited.

         On October 13, 1998 the company acquired all of the issued and outstanding shares of Saracen Computer Systems Limited ("Saracen") a leading computer software company based in Uttoxeter in the UK. The business combination has been accounted for under the purchase method. The results of the company from October 13, 1998 have been included in the consolidated income statement. The cost of acquisition $1,558,934 was funded by way of a cash payment of $1,485,000 and issue of 10,562 shares in Integrity Holdings Limited at at fair value $7.00 based on the quoted market price of the company's shares on the date of acquisition. The goodwill arising on the transaction of $1,229,645 is being amortised over 10 years.

         On October 12, 1998 the company acquired all of the issued and outstanding shares of Information Support Limited ("ISL") a major computer support services business based in Wokingham in England with regional support centres throughout the UK. The ISL is engaged in providing maintenance services to the computer industry and also engages in reselling of computer systems. The business combination has been accounted for under the purchase method. The results of ISL from October 12, 1998 have been included in the consolidated income statement. The cost of acquisition was $561,000 which was funded by way of a cash payment. The goodwill arising on the transaction of $1,918,717 is being amortised over 10 years.

         On December 23, 1998 the company acquired the Dublin based Premier Computer Group ("Premier") Premier currently comprises of six companies employing in excess of 250 people in Ireland and in the UK, which provides software services to the Credit Union, printing and packaging, cleaning and construction management sectors. The business combination has been accounted for using the purchase method. The results of Premier from December 23, 1998 have been included in the consolidated income statement. The cost of acquisition was $2,261,324 and was funded by way of a cash payment of $1,227,620 and the issue of 147,672 shares in Integrity Holdings Limited at at fair value $7.00 based on the quoted market price of the company's shares on the date of acquisition. The balance of the purchase price outstanding at December 31, 1998 of US$ 968,620 has been raised as a liability. The goodwill of $2,405,398 arising on the transaction is being amortised over 10 years.

                           INTEGRITY HOLDINGS LIMITED

           NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

3.       ACQUISITIONS (CONTINUED)

         A summary of the acquisitions is as follows:

         Net Liabilities Assumed           (938,502)
         Purchase consideration            4,615,258

         GOODWILL ARISING                  5,553,760

         There were no significant adjustments between fair values and the net assets acquired.

4.       SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING ESTIMATES

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         REVENUE RECOGNITION

         Revenue arising from the sale of hardware products represents invoiced sales during the period, net of valued added taxation and is recognised as the products are shipped. Revenue arising from annual maintenance, support and software contracts is recognised over the period of the contract.

         Deferred income arises when either a portion of a contract period, for which an invoice has been issued in advance, falls after the year end or where work invoiced has not been completed.

         INVENTORIES

         Inventories are stated at the lower of cost or market value using the first-in first-out (FIFO) convention.

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

4.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

         TANGIBLE FIXED ASSETS

         Depreciation is provided at the following annual rates in order to write off each asset over its estimated useful life:

         Office Equipment                        20% on cost
         Motor vehicles                          25% on cost
         Computer equipment                      33% on cost
         Improvements to premises                20% on cost

         The Land & Buildings are not depreciated as it is considered that the residual value and life of the property is such that the depreciation would be immaterial.

         INTANGIBLE FIXED ASSETS

         The Company classifies as goodwill the cost in excess of fair value of the net assets acquired in purchase transactions. The company has adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of".

         This statement requires the long-lived assets and certain identifiable assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The carrying value of long-term assets is periodically reviewed by management, and impairment loss, if any, are recognized when the expected non-discounted future operating cash flow derived from such assets are less than their carrying value. An impairment loss is measured by the difference between the carrying amount of the asset and the fair value of the long lived asset. The adoption of SFAS No.121 did not have any impact on the financial position, results of operations, or cash flows of the company.

         Goodwill is being depreciated over 10 years.

         RESEARCH AND DEVELOPMENT

         Research and development costs are expensed as incurred.

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

4.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

         DEFERRED TAXES

         The company accounts for its income tax on the liability method, under which deferred taxes are determined based on the difference between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the difference are expected to reverse. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realised.

         EARNINGS PER SHARE

         Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of common stock options.

         FOREIGN CURRENCY TRANSLATION

         The functional currencies of the Company's foreign subsidiaries are their local currencies, and accordingly, the assets and liabilities of these foreign subsidiaries are translated at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange in affect during the periods. To date, the Company has not entered into hedging transactions to protect against changes in foreign currency exchange rates. Other comprehensive income represents the translation difference arising when the asset and liabilities, of the company's foreign subsidiaries are translated from their functional currencies to US$.

         STOCK-BASED COMPENSATION

         The company applies Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for all stock option plans. Under APB 25, compensation cost is recognised for stock options granted at prices below market price of the underlying common stock on date of grant.

         SFAS No. 123, "Accounting for Stock Based Compensation." requires the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock options plans had been determined in accordance with the fair value method prescribed in SFAS No. 123

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

4.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

         COMPREHENSIVE INCOME

         The Company has adopted SFAS No. 130,"Reporting Comprehensive Income." Comprehensive Income is comprised of net income and all changes to the statement of stockholders' equity, except those due to investment by stockholders, changes is paid in capital and distributions to stockholders.

         IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         SFAS No. 133, "Accounting for derivative instruments and Hedging Activities" requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses results from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Management believes that the adoption of SFAS No. 133 will have no material effect on its financial statements.

         SOP 98-5, "Reporting on the Cost of Start-Up Activities," requires that the costs of start-up activities, including organization costs, be expensed as incurred. This statement is effective for financial statements issued for fiscal years beginning after December 15, 1998. Management believes that the adoption of SOP 98-5 will have no material effect on its financial statements.

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

4.       SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

         STATEMENT OF CASH FLOWS

         For the purpose of the statements of cash flow, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

5.       UNAUDITED PROFORMA RESULTS OF OPERATIONS

         The summarised unaudited pro-forma results of operations as set forth below for the years ended December 31, 1997 and 1998 assume that the acquisitions in 1998 occurred as of January 1, 1997.


                                                       YEAR ENDED    Year ended
                                                       DECEMBER 31  December 31
                                                            1998          1997
                                                             US$           US$
                                                      (UNAUDITED)     (Unaudited)
         Revenue                                       22,981,482      15,480,039

         Net Income/(loss)                            (1,428,343)          64,680

         Earnings/(loss) Per Share - Basic & Diluted       (0.33)            0.07

         Weighted Average
         Number of Shares in issue                      4,379,414         936,059

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

6.     TAXATION


                                               YEAR ENDED            Year ended     Year ended
                                              DECEMBER 31           December 31    December 31
                                                     1998                  1997           1996
                                                      US$                   US$            US$
         Taxation on the Wyse Group PLC
         only at 32% (1997:33%;1996:35%)          242,912                22,121         39,204
                                                  -------                ------         ------


         The taxation charges represent UK corporation taxation on the results of the Wyse Group PLC only for each of the three years ended December 31, 1998, 1997 & 1996. No charge to taxation arises for any of the other companies due to losses incurred. Deferred taxation has not been provised as management believe it will not crystalise.

7.       GOODWILL


                                             DECEMBER 31        December 31
                                                    1998               1997
                                                     US$                US$
         At beginning of year                          -                  -
         Goodwill arising on acquisition of
         subsidiaries (see note 3)             5,553,760                  -

         Amortised during the year              (58,551)                  -
                                                --------         ----------

         At end of year                        5,495,209                 -
                                                --------         ----------


8.       INVENTORIES

                                           DECEMBER 31        December 31
                                                  1998               1997
                                                   US$                US$
         Consumable stocks                       9,468                  -
         Work in progress                        2,646                  -
         Finished goods                        188,227                  -
         Computer equipment                      6,675                  -
                                              --------         ----------
                                               207,016                  -

                                              --------         ----------

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

9.       TANGIBLE ASSETS


                             LAND &         IMPROVEMENTS      OFFICE          MOTOR         COMPUTER        TOTAL
                             BUILDINGS      TO PREMISES       EQUIPMENT       VEHICLES      EQUIPMENT
                             US$            US$               US$                           US$             US$
Cost
At December 31, 1997                 -               -          11,803          89,091          21,726         122,620
Additions for the year         306,127          13,750         486,062         303,356         205,598       1,314,893
                               -------          ------         -------         -------         -------       ---------
At December 31, 1998           306,127          13,750         497,865         392,447         227,324       1,437,513
                               -------          ------         -------         -------         -------       ---------
Depreciation
At December 31, 1997                 -               -           4,583          67,029          11,872          83,484
Charge for the year                  -               -          29,322          18,929          13,265          61,516
                               -------          ------         -------         -------         -------       ---------
At December 31, 1998                 -               -          33,905          85,958          25,137         145,000
                               -------          ------         -------         -------         -------       ---------
Net Book Value
At December 31, 1998           306,127          13,750         463,960         306,489         202,187       1,292,513
                               -------          ------         -------         -------         -------       ---------
At December 31, 1997                 -               -           7,220          22,062           9,854          39,136
                               -------          ------         -------         -------         -------       ---------

                           INTEGRITY HOLDINGS LIMITED
          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

11.      STOCK OPTIONS

         The company does not have a stock option plan. Various stock options were granted to the founders/promoters of the company on July 14, 1998. The total number of shares authorised under these various agreements amounted to 6,279,500. Each option agreement expires on July 13, 2002: the vesting period is 4 years.

         Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires companies to either
         (a) record an expense related to its stock option plans based on the estimated fair value of stock options as of the date of the grant or
         (b) disclose pro forma net income and earnings per share data as if the company had recorded an expense, beginning with options granted in 1995.

         The fair value of each option as of the date of grant was computed using the Black-Scholes pricing model and the following weighted average assumptions: expected volatility 59%, no dividend, risk free interest rate of 5% and expected life of four years. The compensation expense, as computed was nominal and there was no affect on net loss per share. The options are vested with the founders/promoters on issue subject to a maximum of 1/3 within 12 months of date of issue; 2/3rd within 24 months of date of issue, the balance being available thereafter until the fourth anniversary of date of issue.

         A summary of the status of the Company's stock option plans as of December 31, 1998, 1997 and 1996, and changes during the years ending on those dates is presented below:


         SHARES IN THOUSANDS              1998                      1997                     1996
                                 -------------------       --------------------     ----------------------
                                            WEIGHTED                   WEIGHTED                   WEIGHTED
                                             AVERAGE                    AVERAGE                    AVERAGE
                                            EXERCISE                   EXERCISE                   EXERCISE
                                   SHARES     PRICE           SHARES     PRICE        SHARES        PRICE
         Beginning of year            -          $nil            -            -            -            -

         Granted                  6,279        $ 1.00            -            -            -            -

         Exercised                 (492)       $ 1.00            -            -            -            -

         Outstanding
         at end of year           5,787        $ 1.00            -            -            -            -

         Exercisable
         - at end of year         1,601        $ 1.00            -            -            -            -
         - thereafter             4,186        $ 1.00            -            -            -            -


                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

12.      OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

         At December 31, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." Prior-period amounts have been restated in accordance with the requirements of SFAS 131. Segment accounting policies are the same as policies described in note 1.

         BASIS FOR PRESENTATION

         The Company operates in the computer and information technology sector providing services to various industrial sectors in international markets. The Company is also involved in the provision of financial services to its user base. The Company has currently four major subsidiaries operating offering products and services to the following sectors: print and packing, credit unions, construction and cleaning management.

         The Company manages its businesses based on the nature of products provided.

         The Company evaluates the performance of its businesses based on direct contribution margin. Direct contribution margin includes R&D, marketing, and administrative expenses directly attributable to the segment and excludes certain expenses which are managed outside the reportable segment. Costs excluded from segment profit are indirect operating expenses, primarily consisting of selling and corporate expenses, and income taxes.

         The company divides its operations into four operating segments:

         Computer and Information Technology Leasing Brokerage (Segment A) Software applications for industrial cleaning management (Segment B) Computer support and hardware maintenance services (Segment C) Software Operations for credit unions, construction and print & packaging sectors (Segment D)

         As the financial statements have been drawn up on the basis that The Wyse Group plc is the predecessor entity (which operates solely in Segment A), the income statements for the year ended December 31, 1997 and 1996 solely disclose information for this operating segment.

         Segment D relates to Premier Computer Group which was acquired on December 23, 1998 and as stated in note 3, is consolidated from this date.

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

12.      OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONTINUED)

         Summary operating segment information for the year ended December 31, 1998 is as follows:


------------------------------------------------------------------------------------------------------------
                           SEGMENT          SEGMENT          SEGMENT         SEGMENT            AS PER
                              A                B                C               D              FINANCIAL
                            US $             US $             US $            US $            STATEMENTS
                                                                                                  US $
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


    NET SALES              7,943,045          333,030        2,127,056                -       10,403,131
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
DIRECT CONTRIBUTION        1,808,212          309,368          758,032                -        2,875,612
      MARGIN
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
   FIXED ASSET
    ADDITIONS                208,364           38,062          437,838          630,629        1,314,893
------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS            2,220,910          994,740        2,646,405        2,401,989       13,978,081*
------------------------------------------------------------------------------------------------------------

         The Company closely monitors the credit worthiness of its customers, adjusting credit policies and limits as deemed necessary. No single customer comprised 10% or more of the Company's net sales in 1998, 1997 and 1996.

         An analysis of the geographical breakdown indicates :



                                  IRELAND          UK      ELIMINATED ON    CONSOLIDATED
                                                           CONSOLIDATION
                                      US$         US$                US$             US$
YEAR ENDED DECEMBER 31, 1998
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
         NET SALES                 -       10,403,131                -        10,403,131
----------------------------------------------------------------------------------------
         OPERATING PROFIT          -          756,966                -           756,966
----------------------------------------------------------------------------------------
         NET INCOME                -          586,259                -           528,329
----------------------------------------------------------------------------------------
         IDENTIFIABLE ASSETS       -        9,015,650          (532,778)       8,482,872
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------


         * The total asset of US$13,978,081 includes goodwill of US$5,495,209 and other assets held by the Parent Company of US$218,828 which have not been included in the total assets of the reported segments.

         All of the activity for the fiscal years ended December 31, 1996 and 1997 occurred in the United Kingdom as these periods represent the activities of the Wyse Group PLC only (i.e. Segment A)

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

13.      INTERESTS IN SHARES

         The directors had interests in the company's shares as follows at December 31, 1998:


                                ISSUED SHARES OF
                                COMMON STOCK AT
                                 US$0.001 EACH
         Paul Carroll              150,000
         Ken Butler                 25,000

14.      EARNINGS PER COMMON SHARE

         The weighted average number of shares used in the diluted 1998 earnings per share calculation has been arrived at as follows:

         Weighted average number of shares for basic EPS       4,132,132
         Adjustment for stock options                          5,382,429

         WEIGHTED AVERAGE NUMBER OF SHARES FOR DILUTED EPS     9,514,561


15.      COMMITMENTS UNDER OPERATING LEASES

         AS AT DECEMBER 31, 1998


                                                  US$           US$
                                               Land &         Other
                                            Buildings         Items
         Operating leases which expire:
         Within one year                      115,988       238,054
         Within 2 to 5 years                   48,329       194,079
                                              -------       -------
                                              164,317       432,133
                                              -------       -------

         The rent expense of the company for the year amounted to US $193,467 (1997 : US $35,531; 1996 :US $22,166)

                           INTEGRITY HOLDINGS LIMITED

          NOTES FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

16.      POST BALANCE SHEET EVENTS

         ISSUE OF COMMON STOCK

         The company made the following additional stock issuances since the year end

         - 125,000 common shares issued on February 12, 1999 at $1.00 per share as per option exercise agreement.

         - 366,666 common shares issued on February 26, 1999 at $1.00 per share as per option exercise agreement

         ACQUISITIONS

         On March 26 1999, Progress Computer Systems (a wholly owned subsidiary of the Premier Computer Group which is a wholly owned subsidiary of the Company) acquired the customer base and software rights of Axon Veterinary Limited.

         Axon supplied software and related information technology services to the veterinary practices in the United Kingdom and Ireland. Axon has in excess of 800 customers.

         The consideration for Axon was $445,500 in cash. The acquisition was funded from cash generated from operations.

17.      APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

         These consolidated financial statements were approved by the directors on 30 June 1999.

                                EXHIBIT FS-2

               INTEGRITY HOLDINGS LIMITED UNAUDITED PROFORMA
                  CONDENSED COMBINED FINANCIAL STATEMENTS
                         YEAR ENDED DECEMBER 31, 1998

                                           Integrity Holdings Limited


                                           Unaudited Proforma Condensed Combined
                                           Financial Statements

                                           Year ended December 31, 1998

  INTEGRITY HOLDINGS LIMITED

  UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1998


  TABLE OF CONTENTS                                                                         PAGE
  Company Information                                                                         1


  Basis of Unaudited Proforma Condensed Combined Financial Statements                         2


  Unaudited Proforma Condensed Combined Statement of Operations for the year ended
  December 31, 1998                                                                           3


  Notes forming part of the Unaudited Proforma Condensed
  Combined Financial Statements                                                               4


  INTEGRITY HOLDINGS LIMITED

  COMPANY INFORMATION


  DIRECTORS                         Ken Butler (Chairman)
                                    Paul Nagle (President/Chief Executive Officer)
                                    Michael Foley (Chief Development Officer)
                                    Paul Carroll (Chief Financial Officer/Secretary)
                                    Jeremy Hall


  SECRETARY                         Paul Carroll


  REGISTERED OFFICE                 Suite 333,
                                    3838 Camino Del Rio North,
                                    San Diego, California 92108 - 1789.
                                    U.S.A.


  BANKERS                           Ulster Bank Limited,
                                    Coolock,
                                    Dublin,
                                    Ireland.


  AUDITORS                          BDO International,
                                    Chartered Accountants,
                                    & Registered Auditors,
                                    Simpson Xavier Court,
                                    20 Merchants Quay.
                                    Dublin 8.


  SPECIAL SECURITIES COUNSEL        Carmine Bua
                                    Suite 333,
                                    3838 Camino Del Rio North.
                                    San Diego, California 92108 - 1789.
                                    U.S.A.


                           INTEGRITY HOLDINGS LIMITED
           UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS


  The following unaudited proforma condensed combined statements of operations for the year ended December 31, reflects the proforma condensed combined statement of operations of Integrity Holdings limited (Integrity or the Company) giving effect to the proforma adjustments described herein giving effect to the acquisition of Saracen Limited, Information Support Limited and The Premier Group which have been accounted for under the purchase method of accounting.

  The unaudited proforma condensed combined income statements give effect to the transactions as if they had occurred on January 1, 1998. The unaudited proforma condensed combined statement of operations combine the results of operations of Integrity, Saracen Limited, Information Support limited and The Premier Group for the year ended December 31, 1998.

  The unaudited proforma combined statements of operations data for Integrity have been prepared in conformity with US generally accepted accounting principles.

  The unaudited proforma condensed combined financial statements should be read in connection with the notes thereto and the historical financial statements of Integrity Holdings Limited together with the related notes thereto included elsewhere herein as well as the historical financial statements of Saracen Limited, Information Support Limited and The Premier Group together with the related notes thereto included elsewhere herein.

  The proforma condensed combined statement of operations is not necessarily indicative of operating results that would have been achieved had the acquisition of the entire share capital of Saracen Limited, Information Support Limited and The Premier Group actually been consummated as of the assumed date, (i.e. January 1, 1998) and should be construed as indicative of future operations.

  INTEGRITY HOLDINGS LIMITED
  UNAUDITED PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
  PERIOD FROM JANUARY 1, 1998 TO DECEMBER 31, 1998.


                                       INTEGRITY   SARACEN LIMITED       INFORMATION   THE PREMIER    NOTE       PROFORMA
                                    HOLDINGS LTD                     SUPPORT LIMITED         GROUP            ADJUSTMENTS
                                             US$               US$               US$           US$                    US$
  TURNOVER                            10,403,131         1,165,889         5,915,782     5,376,667                      -
  Cost of sales                       (7,527,519)         (447,607)       (4,579,109)   (2,494,089)                     -

  GROSS PROFIT                         2,875,612           718,282         1,336,673     2,882,578                      -
  Administrative expenses             (2,118,646)         (781,792)       (2,394,966)   (3,130,331)       1    (1,579,345)
  Other operating income                  84,205                 -            49,791             -                      -
  Exceptional cost                             -                 -                 -      (497,809)

  OPERATING PROFIT/(LOSS)                841,171           (63,509)       (1,008,503)     (745,562)            (1,579,345)

  Interest payable                       (12,000)           (5,768)          (26,841)      (24,161)                     -

  PROFIT/(LOSS) ON ORDINARY              829,171           (69,277)       (1,035,344)     (769,723)            (1,579,345)
  ACTIVITIES BEFORE TAXATION
  Tax on profit/(loss) on ordinary      (242,912)              237           (11,778)            -                      -
  activities

  PROFIT/(LOSS) FOR THE FINANCIAL        586,259           (69,040)       (1,047,122)     (769,723)            (1,579,345)
  PERIOD AFTER TAXATION AND
  DIVIDENDS

  BASIC EPS                             US$0,142         US$(13.81)         US$(0.45)   US$(346.72)                     -

  WEIGHTED AVERAGE NUMBER OF           4,132,132             5.000         2,318,842         2.220                      -
  SHARES




                                           COMBINED
                                         OPERATIONS
                                                US$
  TURNOVER                                 22,861,469
  Cost of sales                           (15,048,324)

  GROSS PROFIT                              7,813,145
  Administrative expenses                 (10,005,080)
  Other operating income                      133,996
  Exceptional cost                           (497,809)

  OPERATING PROFIT/(LOSS)                  (2,555,748)

  Interest payable                            (68,770)

  PROFIT/(LOSS) ON ORDINARY                (2,624,518)
  ACTIVITIES BEFORE TAXATION
  Tax on profit/(loss) on ordinary           (254,453)
  activities

  PROFIT/(LOSS) FOR THE FINANCIAL          (2,878,971)
  PERIOD AFTER TAXATION AND
  DIVIDENDS

  BASIC EPS                                  US$(0.70)

  WEIGHTED AVERAGE NUMBER OF                4,132,132
  SHARES


  INTEGRITY HOLDINGS LIMITED

  NOTES FORMING PART OF THE UNAUDITED PROFORMA CONDENSED COMBINED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1998

  NOTE 1-THE PRO FORMA ADJUSTMENTS TO THE CONDENSED CONSOLIDATED STATEMENT OF INCOME ARE AS FOLLOWS:

        The Pro Forma Consolidated statement of Operations reflects the adjustments for the Acquisitions as if such events had occurred as of I January 1998. The adjustment reflects the following:


                                                                                     YEAR
                                                                                       TO
                                                                        DECEMBER 31, 1998
                                                                                      US$
        The impact of purchase accounting adjustments                           1,579,345
        (i.e. depreciation of set up in basis for equipment)


                                 EXHIBIT FS-3


               INTEGRITY HOLDINGS LIMITED UNAUDITED INTERIM
            FINANCIAL STATEMENTS PERIOD ENDED SEPTEMBER 30 1999

                           INTEGRITY HOLDINGS LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                         PERIOD ENDED SEPTEMBER 30 1999

  INTEGRITY HOLDINGS LIMITED

  INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30 1999


  TABLE OF CONTENTS                                                                        PAGE
  Company Information                                                                      1


  Unaudited Statement of Operations for the nine months ended
  September 30 1999                                                                        2


  Unaudited Consolidated Balance Sheet as at September 30 1999                             3 - 4


  Notes forming part of the Unaudited Interim Financial Statements
  For the nine months ended September 30 1999.                                             5


  INTEGRITY HOLDINGS LIMITED

  COMPANY INFORMATION


  DIRECTORS                     Ken Butler (Chairman)
                                Paul Nagle (President/Chief Executive Officer)
                                Michael Foley (Chief Development Officer)
                                Paul Carroll (Chief Financial Officer/Secretary)
                                Jeremy Hall


  SECRETARY                     Paul Carroll


  REGISTERED OFFICE             Suite 333,
                                3838 Camino Del Rio North,
                                San Diego, California 92108-1789,
                                U.S.A.


  BANKERS                       Ulster Bank Limited,
                                Coolock,
                                Dublin,
                                Ireland.


  AUDITORS BDO International, Chartered Accountants, & Registered Auditors, Simpson Xavier Court, 20 Merchants Quay, Dublin 8.

  SPECIAL SECURITIES COUNSEL    Carmine Bua,
                                Suite 333,
                                3838 Camino Del Rio North,
                                San Diego, California 92108-1789.
                                U. S. A.

  UNAUDITED INTERIM STATEMENT OF OPERATIONS

  FOR THE NINE MONTHS ENDED SEPTEMBER 30 1999


                                                           NOTES       SEPTEMBER             SEPTEMBER
                                                                        30 1999               30 1998
                                                                          US$                   US$
  NET SALES                                                            25,857,760             7,802,348

  Cost of Sales                                                       (13,562,498)           (5,645,639)
                                                                      -----------            ----------

  GROSS PROFIT                                                         12,295,262             2,156,709

  OPERATING EXPENSES:
  Administration expenses                                               7,184,668             1,168,095
  Marketing                                                               270,180                47,042
  Research and Development                                                103,500                14,480
  Depreciation                                                            250,404                46,140
  Maintenance and Repairs                                                 461,141                11,705
  Goodwill Amortisation                                                   510,099                43,913
  Selling and Distribution Costs                                          907,641               201,698
                                                                      -----------            ----------
  TOTAL OPERATING EXPENSES                                              9,687,633             1,533,073
                                                                      -----------            ----------

  OPERATING PROFIT                                                      2,607,629               623,636

  Other Income (expenses):
  Profit on sale of subsidiary                                            297,000                     -
  Interest expenses and debt costs                                         (5,117)               (1,788)
                                                                      -----------            ----------
  Total other income                                                      291,883                (1,788)
                                                                      -----------            ----------
  PROFIT BEFORE INCOME TAX EXPENSE                                      2,899,512               621,848

  Income tax expense                                                     (623,545)             (182,184)
                                                                      -----------            ----------
  NET INCOME                                                            2,275,967               439,664
                                                                      ===========            ==========
  EARNINGS PER SHARE                                 2

  Basic                                                                      0.17                  0.20
  Diluted                                                                    0.12                  0.06



  Weighted average number of
  shares:
  - Basic                                                              13,472,464             2,208,686
  - Diluted                                                            18,253,029             7,591,115


  UNAUDITED INTERIM BALANCE SHEET FOR THE

  NINE MONTHS ENDED SEPTEMBER 30 1999.


                                                                           NOTES                  SEPTEMBER
                                                                                                   30 1999
                                                                                                     US$
  ASSETS
  CURRENT ASSETS:
  Cash and Cash Equivalents                                                                          344,467
  Receivables                                                                                      9,168,971
  Inventories                                                                                        470,512
  Income Tax refund receivable                                                                             -
                                                                                                  ----------
  TOTAL CURRENT ASSETS                                                                             9,983,950

  PROPERTY AND EQUIPMENT AT COST:
  Computer Equipment                                                                                 414,363
  Office Equipment                                                                                   650,539
  Motor Vehicles                                                                                     428,931
  Improvements to premises                                                                            13,750
  Land & Buildings                                                                                   306,127

  Less accumulated Depreciation & Amortisation                                                      (395,404)
                                                                                                  ----------
  Net Property and Equipment                                                                       1,418,306

  Goodwill                                                                                         8,579,995
                                                                                                  ----------
  TOTAL ASSETS                                                                                    19,982,251
                                                                                                  ==========


  UNAUDITED INTERIM BALANCE SHEET FOR THE

  NINE MONTHS ENDED SEPTEMBER 30 1999



                                                                              NOTES                  SEPTEMBER
                                                                                                      30 1999
                                                                                                        U$$
  LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
  Current instalments on capital leasing                                                                  48,234
  Bank loan and overdraft                                                                                289,205
  Accounts payable                                                                                     3,851,888
  Other creditors                                                                                      1,756,598
  Accruals and Deferred Income                                                                         1,537,023
  Other Taxes and Social Welfare                                                                       1,097,874
  Taxation                                                                                               783,364
                                                                                                      ----------
  TOTAL CURRENT LIABILITIES                                                                            9,364,186

  Long-term Capital Lease                                                                                 45,588

  SHAREHOLDERS' EQUITY:
  Common Stock                                                                   3                        13,469
  Capital in excess of par value                                                                       7,912,902
  Accumulated net income                                                                               2,948,878
  Accumulated other comprehensive income                                                                1 19,678
  Receivable from exercise of Stock Options                                                             (422,450)
                                                                                                      ----------
                                                                                                      10,572,477
                                                                                                      ----------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          19,982,251
                                                                                                      ==========


  INTEGRITY HOLDINGS LIMITED

  NOTES TO THE ACCOUNTS

  1. ACCOUNTING POLICIES

     BASIS OF PREPARATION

     The consolidated condensed interim financial statements included herein have been prepared by Integrity Holdings limited (Integrity), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations, although Integrity believes that the disclosures are adequate to make the information presented not misleading.

     These statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for fair presentation of the information contained therein. It is suggested that these consolidated condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Integrity's financial statements for the year ended 31st December 1998. Integrity follows the same accounting policies in preparation of interim reports.

     Results of operations for the interim periods may not be indicative of annual results.

  2. EARNINGS PER COMMON SHARE

     The weighted average number of shares used in the diluted 1999 and 1998 earnings per share calculation has been arrived at as follows:


                                                                      SEPTEMBER 30   September 30
                                                                              1999           1998
     Weighted average number of shares for basic EPS                    13,472,464      2,208,686
     Adjustment for stock options issued (not exercised)                 4,780,565      5,382,489

     WEIGHTED AVERAGE NUMBER OF SHARES FOR DILUTED EPS                  18,253,029      7,591,115



  3. COMMON STOCK

     AS AT SEPTEMBER 30 1998 AND AS AT SEPTEMBER 30 1999


                                                                      SEPTEMBER 30   September 30
                                                                              1999           1998
                                                                               US$            US$
        Common stock - US$0.001 par value

       100,000,000 authorised                                             100,000        100,000
                                                                          -------        -------
       13,469,000 shares issued                                            13,469         10,777
                                                                          -------        -------


  INTEGRITY HOLDINGS LIMITED

  4. INTERESTS IN SHARES

     At the September 30 1999, the Directors had interests in the company's shares as follows:


                                        ISSUED SHARES OF
                                         COMMON STOCK AT
                                         US$ 0.001 EACH
              Paul Carroll                 300,000
              Ken Butler                    25,000
              Jeremy Hall                   60,000
              Paul Nagle                   5,321,902




  5. APPROVAL OF CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

     These consolidated condensed interim combined financial statements were approved by the directors on

                                  EXHIBIT FS-4

                     PREMIER GROUP LIMITED - DIRECTORS REPORT
                     AND CONSOLIDATED FINANCIAL STATEMENTS FOR
                          THE YEAR ENDED 31 DECEMBER 1998

                                 PREMIER COMPUTER GROUP LIMITED

                                 DIRECTORS' REPORT AND CONSOLIDATED FINANCIAL
                                 STATEMENTS

                                 FOR THE YEAR ENDED 31 DECEMBER 1998

PREMIER COMPUTER GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 1998

CONTENTS

Directors and other information                                             2

Directors' report                                                           3

Auditors' report                                                            6

Consolidated profit and loss account                                        7

Consolidated balance sheet                                                  8

Company balance sheet                                                       9

Consolidated cashflow statement                                            10

Notes forming part of these consolidated financial statements              11

PREMIER COMPUTER GROUP LIMITED

DIRECTORS AND OTHER INFORMATION


DIRECTORS                                     Brian Kearney (resigned 23/12/98)
                                              Mark Howell
                                              William Reid
                                              Leo McCarthy (appointed 1/5/98)
                                              Paul Carroll (appointed 23/12/98)



SECRETARY                                     Mark Howell

REGISTERED OFFICE                             13/16 Dame Street,
                                              Dublin 2.

BANKERS                                       Allied Irish Bank plc.,
                                              24 Arran Quay,
                                              Dublin 7.

AUDITORS                                      BDO Simpson Xavier,
                                              Chartered Accountants
                                              and Registered Auditors,
                                              Simpson Xavier Court,
                                              Merchants Quay,
                                              Dublin 8.

SOLICITORS                                    Patrick Donaghy & Company,
                                              Solicitors,
                                              13/16 Dame Street,
                                              Dublin 2.

PREMIER COMPUTER GROUP LIMITED

DIRECTORS' REPORT

The directors submit their report together with the audited financial statements of the group for the year ended 31 December 1998.

PRINCIPAL ACTIVITIES AND REVIEW OF THE BUSINESS

The principal activity of the group throughout the year under review was the manufacture, sale and support of software and the sale and support of computer systems.

The entire share capital of the company was acquired by Integrity Holdings Limited on the 23 December 1998.

RESULTS FOR THE YEAR

The consolidated profit and loss account and consolidated balance sheet for the year ended 31 December 1998 are set out on pages 7 and 8. The operating loss for the year before taxation is stated in the profit and loss account on page 7.

RESEARCH AND DEVELOPMENT

The group has been involved in the development of software products during the year.

POST BALANCE SHEET EVENTS

The company has agreed in principle to the disposal of one of its subsidiaries Techsonix Limited in May 1999.

PREMIER COMPUTER GROUP LIMITED

YEAR 2000

The directors are currently implementing plans regarding the year 2000. These plans should be operational by July 1999.

EURO

The directors are currently implementing plans for the euro change over. These plans should be operational by July 1999.

FUTURE DEVELOPMENT

There are no future material changes anticipated in the business of the group at this time. The directors are confident that turnover will be increased further during the coming year, through the establishment of new markets and the expansion of the range of software products.

HEALTH AND SAFETY

It is the policy of the relevant group companies to ensure the health and welfare of employees by maintaining a safe place and system of work. This policy is based on the requirements of the Safety, Health and Welfare at Work Act, 1989.

DIRECTORS AND DIRECTORS' INTERESTS

The names of the persons who were directors at any time during the year ended 31 December 1998 are set out on page 2. Except where indicated they served as directors for the entire year.

In accordance with the Articles of Association, the directors are not required to retire by rotation.

The beneficial interests of the directors of the company, their families and nominees in the share capital of the company as they appear in the register of shareholders are as follows:


                                              AT 31 DECEMBER 1998                 AT 31 DECEMBER 1997
                                               ORDINARY SHARES                      ORDINARY SHARES
                                                      NO                                   NO
PAUL CARROLL                                               -                                   -
MARK HOWELL                                                -                                  46
WILLIAM REID                                               -                                  89

PREMIER COMPUTER GROUP LIMITED

DIRECTORS' RESPONSIBILITIES
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

-      select suitable accounting policies and then apply them consistently;
-      make judgements and estimates that are reasonable and prudent;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 1990. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

SUBSIDIARY UNDERTAKINGS
Information in the subsidiary undertakings is set out in note 23 to the financial statements.

AUDITORS
Grant Thornton resigned as auditors during the year and the directors appointed BDO Simpson Xavier to fill the vacancy.
The auditors, BDO Simpson Xavier, Charted Accountants & Registered Auditors have indicated their willingness to continue in the office in accordance with the provisions of section 160(2) of the Companies Act, 1963.

SECTION40 (1) COMPANIES ACT, 1983
The Balance Sheet on page 8 discloses that the net assets of the group are less than half the issued share capital. Accordingly the directors have decided to convene an Extraordinary General Meeting of the company immediately after the close of the Annual General Meeting to review its financial situation.

Mark Howell
-------------------
Director

Paul Carroll
-------------------
Director

1 May 1999
-------------------
Date

                                  [LETTERHEAD]

TO THE MEMBERS OF PREMIER COMPUTER GROUP LIMITED

We have audited the financial statements on pages 7 to 24 which have been prepared under the historical cost convention and the accounting policies set out on pages 11 and 12.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 4, the company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion, the financial statements give a true and fair view of the state of the company's and the group's affairs as at 31 December 1998 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 1990.

In our opinion, the information given in the directors' report on pages 3 to 5 is consistent with the financial statements.

In our opinion, there did exist at 31 December 1998 a financial situation which, under Section 40(1) of the Companies (Amendment) Act 1983, does require the convening of an extraordinary general meeting of the company.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

1 May 1999                                              BDO Simpson Xavier
                                                        Chartered Accountants
                                                        & Registered Auditors

PREMIER COMPUTER GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 1998

                                                               Note                 1998               1997
                                                                                    IRL                IRL
TURNOVER - CONTINUING OPERATIONS                                  2            3,775,749          3,056,218
                                                                             ------------        -----------

GROSS PROFIT                                                                   2,024,282          1,960,171

Operating costs                                                               (2,198,266)        (1,773,455)

Exceptional costs                                                               (349,585)           (53,370)

                                                                             ------------        -----------
OPERATING LOSS/PROFIT - CONTINUING OPERATIONS                                   (523,569)           133,346

Interest receivable                                               6                    -              7,484

Interest payable and similar charges                              7              (16,967)           (30,254)

                                                                             ------------        -----------
LOSS/PROFIT BEFORE TAXATION                                       3             (540,536)           110,576

Taxation                                                          8                    -             (3,382)

                                                                             ------------        -----------
LOSS/PROFIT AFTER TAXATION                                                      (540,536)           107,194

Minority interests                                                                (3,415)            (6,525)

                                                                             ------------        -----------
LOSS/PROFIT FOR THE YEAR                                                        (543,951)           100,669

Redemption of shares                                                                   -           (114,196)

Transfer to capital redemption reserve fund                                            -             (9,149)

                                                                             ------------        -----------
Retained loss for the financial year                                            (543,951)           (22,676)

Balance at beginning of year                                                     397,716            420,392

                                                                             ------------        -----------
BALANCE AT END OF YEAR                                                          (146,235)           397,716

                                                                             ------------        -----------


All recognised gains and losses have been included in the profit and loss account. The notes on pages 11 to 24 form part of these financial statements.

Mark Howell                                          Paul Carroll

-----------------------------                        -------------------------
Director                                             Director

1 May 1999
-----------------------------
Date

PREMIER COMPUTER GROUP LIMITED

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 1998


                                                            NOTES            1998                    1997
ASSETS EMPLOYED                                                               IRL                     IRL
FIXED ASSETS
Tangible assets                                                 9         287,253                 147,396
Financial assets                                               10               -                 149,585
Intangible assets                                              11               -                  83,774

                                                                        ---------               ----------
                                                                          287,253                 380,755
CURRENT ASSETS
Stocks                                                         12          58,875                 220,867
Debtors                                                        13         996,587                 718,782
Bank                                                                      277,514                 208,751

                                                                        ---------               ----------
                                                                        1,332,976               1,148,400

CREDITORS (amounts falling due
within one year)                                               14      (1,658,948)               (982,458)

                                                                        ---------               ----------

NET CURRENT (LIABILITIES)/ASSETS                                         (325,972)                165,942

                                                                        ---------               ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     (38,719)                546,697

CREDITORS (amounts falling due
after more than one year)                                      15         (58,464)                (91,095)

                                                                        ---------               ----------
                                                                          (97,183)                455,602

                                                                        ---------               ----------

CAPITAL AND RESERVES

Called up share capital                                        16          2,220                    2,220
Share premium                                                  17        199,267                  199,267
Profit and loss account                                                 (146,235)                 397,716
Other reserves                                                 18       (152,435)                (140,071)

                                                                        ---------                ---------
Shareholders' funds                                                      (97,183)                 459,132

Minority interest                                              19              -                   (3,530)

                                                                        ---------                ---------
                                                                         (97,183)                 455,602

                                                                        ---------                ---------


The notes on pages 11 to 24 form part of these financial statements.

Mark Howell                             Paul Carroll
------------------------                ----------------------------
Director                                Director

1 May 1999
------------------------
Date

PREMIER COMPUTER GROUP LIMITED

COMPANY BALANCE SHEET AS AT 31 DECEMBER 1998


                                                              NOTE                  1998                    1997
                                                                                     IRL                     IRL
ASSETS EMPLOYED

FIXED ASSETS
Financial assets                                               10                100,490                 100,490

                                                                                --------                --------
CURRENT ASSETS
Debtors                                                        13                238,381                 238,381
Cash at bank                                                                       6,727                    6727

                                                                                --------                --------
                                                                                 245,108                 245,108

CREDITORS (amounts failing due
within one year)                                               14              (107,577)               (107,577)

                                                                                --------                --------
NET CURRENT ASSETS                                                               137,531                 137,531

                                                                                --------                --------
TOTAL ASSETS LESS CURRENT LIABILITIES                                            238,021                 238,021

                                                                                --------                --------
CAPITAL AND RESERVES
Called up share capital                                        16                  2,220                   2,220
Share premium                                                  17                199,267                 199,267
Capital redemption reserve fund                                18                 34,149                  34,149
Profit and loss account                                                            2,385                   2,385

                                                                                --------                --------
Shareholders Funds                                                               238,021                 238,021

                                                                                --------                --------

The notes on pages 11 to 24 form part of these financial statements.

Mark Howell

------------------------------------------
Director

Paul Carroll

------------------------------------------
Director

1 May 1999

------------------------------------------
Date

PREMIER COMPUTER GROUP LIMITED

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 1998

                                                                       NOTE        1998                1997
                                                                                    IRL                 IRL
NET CASH INFLOW FROM OPERATING ACTIVITIES                               25        496,077            378,044

                                                                               ------------         -----------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Interest paid                                                                     (16,946)           (30,255)
Interest received                                                                       -              7,484

                                                                               ------------         -----------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND                                  (16,946)           (22,771)
SERVICING OF FINANCE

                                                                               ------------         -----------


TAXATION
Corporation tax paid                                                               (8,667)              (763)

                                                                               ------------         -----------

CAPITAL EXPENDITURE
Purchase of tangible assets                                                      (292,828)           (15,198)
Sale of tangible assets                                                             5,038             36,770
Expenditure on intangible fixed assets                                                  -            (61,134)
Purchase of financial asset                                                             -           (149,585)

                                                                               ------------         -----------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE                                        (287,790)          (189,147)

                                                                               ------------         -----------
NET CASH INFLOW BEFORE FINANCING                                                  182,674            165,363

                                                                               ------------         -----------
FINANCING

Capital element of finance lease rental payments                                  26,772             (57,797)
Bank Loans                                                                       (36,448)            (81,277)
Redemption of Ordinary Share Capital                                                   -            (123,345)
Unsecured loan                                                                   (51,844)             50,000

                                                                               ------------         -----------
NET CASH OUTFLOW FROM FINANCING                                                  (61,520)           (212,419)

                                                                               ------------         -----------

INCREASE/(DECREASE) IN CASH                                         26           121,154             (47,056)

                                                                               ------------         -----------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     ACCOUNTING POLICIES

       a)     BASIS OF PREPARATION

              These financial statements have been prepared under the historical cost convention.

       b)     TURNOVER

              Turnover on systems sales are recognised when the systems are commissioned and the customers billed.

       c)     DEPRECIATION

              Depreciation is calculated to write off the cost of tangible assets over their expected useful lives at the following annual rates:

              Improvements to premises       20% straight line
              Fixtures and fittings          20% straight line
              Equipment                      20% straight line
              Software                       20% straight line
              Motor vehicles           20%-33.3% straight line

       d)     LEASED ASSETS

              Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership ("finance leases") to the company are capitalised. The capital element of the related rental obligations is included in creditors. The interest element of the rental obligations is charged to the profit and loss account so as to produce a constant periodic rate of charge. Rebates of rentals received on disposal of leased assets are treated as proceeds on disposal.

              All other leases are operating leases and the annual rentals are charged to the profit and loss account.

       e)     STOCKS

              Stocks are valued at the lower of cost and net realisable value.

              Cost comprises invoice cost exclusive of value added tax, together with freight and carriage costs incurred.

              Net realisable value comprises the actual or estimated selling price (net of trade discounts) less all further costs to be incurred in marketing, selling and distribution.

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       f)     FOREIGN CURRENCIES

              Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date and revenues, costs and nonmonetary assets at the exchange rates ruling at the dates of the transactions.

              Profits and losses arising from foreign currency translations and on settlement of amounts receivable and payable in foreign currency are dealt with through the profit and loss account.

       g)     PENSIONS

              Amounts paid to fund defined contribution schemes are charged to the profit and loss account as incurred.

       h)     SOFT,ARE RESEARCH AND DEVELOPMENT COSTS

              Research expenditure is written off to the profit and loss account in the year in which it is incurred. Development expenditure is written off in the same year unless the directors are satisfied as to the technical, commercial and financial viability of individual projects. In this situation, the expenditure is deferred and amortised over the period from which the company is expected to benefit.

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.     TURNOVER

       The turnover of the company for the period has been derived from its principle activity.


                                                                   1998
                                                                    IRL
       Republic of Ireland.                                    3,473,214
       United Kingdom.                                           302,535

                                                               ----------
                                                               3,775,749

                                                               ----------

3.     LOSS/PROFIT BEFORE TAXATION

       The Loss/profit before taxation has been arrived at after charging the following items;


                                                              1998                      1997
                                                               IRL                       IRL
      Auditors' remuneration                                   24,992                    7,808
      Depreciation                                            144,608                   99,691
      Amortisation of intangible assets                        83,019                   59,794
      Exceptional costs                                       349,585                   53,370

                                                             ---------                  --------

       Exceptional cost in the current year relate to provisions in respect of the group's financial asset IRL 149,585 (see note 10), IRL 100,000 regarding the recovery of monies advanced to a company related and controlled by former directors and IRL 100,000 covering the write off of obsolete stock

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       EMPLOYEES AND REMUNERATION

         The average number of persons (including directors) employed by the group during the financial year was 45 (1997: 39) and is analysed into the following categories;


                                                                         1998                   1997
                                                                          IRL                    IRL
         Sales                                                              6                      5
         Administration                                                     9                     10
         Technical                                                         30                     24

                                                                  -----------              ---------
                                                                           45                     39

                                                                  -----------              ---------

         Staff costs comprised:                                          1998                   1997
                                                                          IRL                    IRL
         Wages and salaries                                         1,113,821                858,311
         Social welfare costs                                          97,643                 90,751
         Pension costs                                                 25,468                 11,769

                                                                  -----------              ---------
                                                                    1,236,932                960,831

                                                                  -----------              ---------

5        DIRECTORS' EMOLUMENTS

                                                                     1998                    1997
                                                                      IRL                     IRL
         Remuneration and other emoluments                        225,064                 112,393
         Pension costs                                             14,829                  8,743)

                                                               ----------               ---------
                                                                  239,892                 121,136

                                                               ----------               ---------

6        INTEREST RECEIVABLE


                                                                     1998                    1997
                                                                      IRL                     IRL
         Interest received and receivable                              --                   7,484

                                                               ----------               ---------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.       INTEREST PAYABLE AND SIMILAR CHARGES

                                                                               1998       1997
         This interest was in respect of:                                       IRL        IRL
         Borrowings wholly repayable within five years
         - bank loan and overdraft                                           11,855     20,743
         - finance lease                                                      5,111      9,512

                                                                          ---------     -------
                                                                             16,967     30,255

                                                                          ---------     -------

8.       TAXATION

                                                                               1998       1997
                                                                               IRL         IRL
         Corporation tax principally at 10%                                     --        9,000
         Overprovision in prior year                                            --       (5,168)

                                                                          ---------     -------
                                                                                --        3,382

                                                                          ---------     -------

         No tax liability arises in the current year due to loss relief.

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.       TANGIBLE ASSETS

GROUP


                                            IMPROVEMENTS    FIXTURES     EQUIPMENT      SOFTWARE       MOTOR         TOTAL
                                             TO PREMISES          &                                  VEHICLES
                                                            FITTINGS
                                                    IRL          IRL           IRL           IRL          IRL           IRL
COST
At I January 1998                                 33,194      341,667       238,352       133,731       40,951       787,895
Additions                                           --          3,037       168,315        36,273       85,215       292,840
Disposals                                           --         (6,029)         --            --        (14,240)      (20,269)
Translation adjustments                             --         (9,627)       (3,034)         --         (1,349)      (14,010)

                                            ------------    ---------    ----------    ----------    ---------     ---------
AT 31 DECEMBER 1998                               33,194      329,048       403,633       170,004      110,577     1,046,456

                                            ------------    ---------    ----------    ----------    ---------     ---------
DEPRECIATION
At 1 January 1998                                 17,427      327,114       168,131       109,529       18,298       640,499
Charge for year                                    6,492          889        97,004        22,223       18,000       144,608
Disposals                                           --           --            --            --        (13,053)      (13,053)
Translation adjustments                             --         (9,207)       (3,045)         --           (599)      (12,851)

                                            ------------    ---------    ----------    ----------    ---------     ---------
At 31 December 1998                               23,919      318,796       262,090       131,752       22,646       759,203

                                            ------------    ---------    ----------    ----------    ---------     ---------
NET BOOK VALUE
AT 31 DECEMBER 1998                                9,275       10,252       141,543        38,252       87,931       287,253

                                            ------------    ---------    ----------    ----------    ---------     ---------
At 1 January 1998                                 15,767       14,553        70,221        24,202       22,653       147,396

                                            ------------    ---------    ----------    ----------    ---------     ---------

Tangible assets with a net book amount of IRL 102,051 (1997: IRL 47,014) are held by the group under finance leases. The depreciation charge on these assets amounts to IRL 38,459 (1997: IRL 21,032).

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10       FINANCIAL ASSETS


         GROUP                                                                          1998           1997
                                                                                         IRL            IRL

         Leasehold interest                                                                -        149,585
                                                                                     -------        -------
         The directors have decided to make a full provision against the value of this investment due to doubt over group's legal ownership of the lease hold interest.

         COMPANY

         Investment in subsidiaries (note 23)                                        100,490        100,490
                                                                                     -------        -------

11       INTANGIBLE ASSETS


         GROUP
                                                                                                 SOFTWARE
                                                                                                DEVELOPMENT
                                                                                                   COSTS

                                                                                                        IRL
         COST
         At 1 January 1998                                                                          362,689
         Translation adjustments                                                                     (3,128)

                                                                                                   --------
         AT 31 DECEMBER 1998                                                                        359,561

                                                                                                   --------
         DEPRECIATION
         At 1 January 1998                                                                          278,915
         Charge for year                                                                             83,019
         Translation adjustments                                                                     (2,373)

                                                                                                   --------
         At 31 December 1998                                                                        359,561

                                                                                                   --------

         NET BOOK AMOUNT                                                                                  -
         AT 31 DECEMBER 1998
                                                                                                   --------

         At 1 January 1998                                                                           83,774

                                                                                                   --------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.      STOCKS


                                                              1999                           1997
                                                               IRL                            IRL

          Goods for resale                                  58,875                        215,297
          Other stock                                            -                          5,570

                                                        ----------                      ---------
                                                            58,875                        220,867

                                                        ----------                      ---------

         In the opinion of the directors, the replacement cost of stock does not differ significantly from the figures shown above.

13       DEBTORS (amounts falling due within one year)

                                                              1998                           1997
         GROUP                                                 IRL                            IRL

         Trade debtors and prepayments                     996,587                        718,782

                                                        ----------                      ---------

         COMPANY                                              1998                           1997
                                                               IRL                            IRL

         Amounts due by subsidiary companies (note 15)     238,381                        238,381

                                                        ----------                      ---------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.      CREDITORS (amounts falling due within one year)


                                                                         1998                        1997
         GROUP                                                            IRL                         IRL
         Trade creditors                                              714,095                     360,908
         Bank overdraft                                                42,738                      95,129
         Corporation tax                                                  333                       9,000
         PAYE/PRSI                                                     56,115                      20,955
         VAT                                                           92,026                      53,698
         Accruals and deferred income                                 692,969                     353,207
         Obligations under finance leases                              60,672                      37,717
         Unsecured loan                                                     -                      50,000
         Secured loan                                                       -                       1,844

                                                                    ---------                   ---------
                                                                    1,658,948                     982,458

                                                                    ---------                   ---------

         The bank overdraft is secured by fixed and floating charges over the fixed assets of Techsonix Limited.

                                                                         1998                        1997
         COMPANY                                                          IRL                         IRL

         Amounts due to subsidiary companies                          107,577                      57,577

                                                                    ---------                    ---------

15.      CREDITORS (amount falling due after more than one year)

         GROUP

                                                                             1998                    1997
                                                                              IRL                     IRL

         Bank loan                                                              -                  36,448
         Finance leases - repayable within five years                      58,464                  54,647

                                                                        ---------               ---------
                                                                           58,464                  91,095

                                                                        ---------               ---------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.      SHARE CAPITAL


                                                                                      1998                  1997
                                                                                       IRL                   IRL
         AUTHORISED
         100,000 ordinary shares of IRL 1 each                                     100,000              100,000
                                                                                 ---------            ---------

         ALLOTTED, CALLED UP AND FULLY PAID

         Equity Shares
         2,220 ordinary shares of IRL 1 each                                         2,220                2,220
                                                                                 ---------            ---------

17.      SHARE PREMIUM

                                                                                      1998                 1997
                                                                                       IRL                  IRL
         At 31 December 1998 and 31 December 1997                                  199,267             199,267
                                                                                 ---------            ---------

18       OTHER RESERVES

                                                 GOODWILL     TRANSLATION        CAPITAL           TOTAL
                                                WRITE-OFF        RESERVES     REDEMPTION             IRL
                                                  RESERVE             IRL        RESERVE
                                                      IRL                            IRL
At 1 January 1998                                (175,885)          1,665         34,149       (140,071)
Translation differences arising
during the year                                          -          (399)             -            (399)
Goodwill on acquisition                           (11,965)              -             -         (11,965)
                                                ----------    -----------     ----------       ---------
AT 31 DECEMBER 1998                              (187,850)          1,266         34,149       (152,435)
                                                ----------    -----------     ----------       ---------

19      MINORITY INTEREST

                                                                                    1998            1997
                                                                                     IRL             IRL
At 1 January 1998                                                                (3,530)         (8,810)
Share of profit after taxation                                                   (4,644)           6,525
Foreign currency translation                                                         115         (1,245)
Acquisition of minority interest by holding company                              (8,059)
                                                                              ----------       ---------
At 31 December 1998                                                                    -         (3,530)
                                                                              ----------       ---------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.      FINANCIAL COMMITMENTS

         At 31 December 1998 the Group had annual commitments of IRL 5,076 (1997: IRL 5,076) under non-cancellable operating leases. These leases were due to expire in the following periods after 31 December:

                                                             1998                1997
                                                              IRL                 IRL
         Within one year                                    1,128               1,692
         Between two and five years                         2,256               3,384
                                                          -------             -------
                                                            3,384               5,076
                                                          -------             -------




21       CONTROLLING PARTY

         As from 23 December 1998 the company was controlled by Integrity Holdings Limited, a company incorporated in the U.S.A. and operating in Europe.

22       RELATED PARTY TRANSACTIONS

         The company has availed of the exemptions under FRS 8 (Related Party Disclosure) which allows non disclosure of transactions with other group companies.

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23       GROUP UNDERTAKINGS

         Premier Computer Group Limited had the following subsidiary undertakings at 31 December 1998:


          COMPANY                      %HELD     REGISTERED OFFICE      PRINCIPLE ACTIVITY
          INCORPORATED IN THE
          REPUBLIC OF IRELAND

          Premier Information Systems  100%      (a)                    Modification, sale and
          Ltd.                                                          support of computer
                                                                        systems and software
          Premier Software Ltd.        100%      (a)                    Manufacture and sale
                                                                        of software

          Progress Systems Ltd.        100%      (a)                    Manufacture, sale and
                                                                        support of computer
                                                                        systems and software
          Premier Services Ltd.        100%      (a)                    Dormant

          Premier Distribution Ltd.    100%      (a)                    Dormant

          COMPANY                      % HELD    REGISTERED OFFICE      PRINCIPLE ACTIVITY

          INCORPORATED IN THE UNITED

          KINGDOM

          Ravplot Ltd                  100%      (b)                    Investment holding
                                                                        company
          Techsonix Ltd                100%      (b)                    Supply of computer
                                                                        based cost and
                                                                        management
                                                                        information systems,
                                                                        together with
                                                                        associated training and
                                                                        support services to the
                                                                        construction industry

          (a) 13/16 Dame Street, Dublin 2, Ireland
          (b) 5 Ashted Lock, Dartmouth Middleway, Birmingham, B7 4AZ

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24       CAPITAL COMMITMENTS.

         The company does not have any capital commitments at 31 December 1998.

25. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES


                                                                                  1998              1997
                                                                                   IRL               IRL

Operating (loss)/profit                                                       (523,569)          133,346
Depreciation                                                                    144,608           99,691
Amortisation of intangible assets                                                83,019           59,794
Provision for loss on investment                                                149,585                -
Profit on sale of asset                                                           3,656                -
Translation adjustment                                                         (11,827)                -
Decrease/(increase) in stocks                                                   161,992         (29,218)
(Increase)/decrease in debtors                                                (277,805)           29,426
Increase in creditors                                                           766,418           85,005

                                                                             ----------       ----------
Net cash inflow/(outflow) from operating activities                             496,077          378,044

                                                                             ----------       ----------


26.      RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT


                                                                                 1998               1997
                                                                                  IRL                IRL

Increase/(decrease) in cash in the year                                       121,154          (47,056)
Cash inflow from decrease in debt and lease finance                           121,251            40,277

                                                                             --------          --------
Change in debt resulting from cash flow                                       242,405           (6,779)
Effect of foreign exchange movements                                                            (5,860)
New finance leases                                                           (59,702)          (59,156)

                                                                             --------          --------
Movement in net debt in the year                                              182,703          (71,795)

Net debt at 1 January 1998                                                   (67,063)            93,053

                                                                             --------          --------
Net debt at 31 December 1998                                                  115,640            21,258

                                                                             --------          --------

PREMIER COMPUTER GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27      ANALYSIS OF NET DEBT


                                     1/1/98            CASH FLOW       OTHER NON-CASH       31/12/98
                                        IRL                  IRL              CHANGES            IRL
                                                                                  IRL
Cash at bank                          208,751              68,763                   -         277,514
Bank overdrafts                      (95,129)              52,391                   -        (42,738)
Finance lease                        (92,394)              32,960             (59,702)      (119,136)
Loans                                (88,291)              88,291                   -               -

                                     --------             -------             --------       --------
                                     (67,063)             242,405             (59,702)        115,640

                                     --------             -------             --------       --------



28       APPROVAL OF FINANCIAL STATEMENTS

         The financial statements were approved by the board on 1 May 1999.

                                  EXHIBIT FS-5

                   SARACEN COMPUTER SYSTEMS LIMITED DIRECTORS'
                      REPORT AND FINANCIAL STATEMENTS FOR
                        THE YEAR ENDED 31ST OCTOBER 1997

                        SARACEN COMPUTER SYSTEMS LIMITED

                                DIRECTORS'REPORT
                            AND FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1997


                                    CONTENTS

  Page
    1              Directors and officers
    2              Directors' report
    3              Directors' responsibilities
    4              Auditors' report
    5              Profit and loss account
    6              Balance sheet
    7-12           Notes to the financial
                   statements
    13             Reconciliation between
                     UK and US Accounting Principles


                      -------------------------------------
                                 Moore Stephens
                              Chartered Accountants
                                   Birmingham

                        SARACEN COMPUTER SYSTEMS LIMITED

 DIRECTORS

                      J. D. Swingler
                      Mrs. D. J. Swingler
                      D. M. Billinge
                      A. P. Stephens

SECRETARY

                      Mrs. D. J. Swingler

AUDITORS

                      Moore Stephens, Chartered Accountants,
                      Charterhouse, 165 Newhall Street,
                      Birmingham B3 1SW

BANKERS

                      Barclays Bank plc, 15 Market Square,
                      Stafford ST16 2BE

REGISTERED OFFICE

                      St. Mary's House, Church Street,
                      Uttoxeter, Staffordshire ST14 8AG

                      Company number : 1930247

                        SARACEN COMPUTER SYSTEMS LIMITED


                             REPORT OF THE DIRECTORS


            The directors present their report and audited financial
                 statements for the year ended 31st October 1997


REVIEW OF ACTIVITIES

     The principal activities of the company have continued to be the design and supply of computer systems for the laundry industry.

RESULTS AND DIVIDENDS

     The balance sheet of the company as at 31st October 1997 together with the profit and loss account for the year ended on that date are attached.

     The payment of a dividend of (POUND)90000 is proposed.

RESEARCH AND DEVELOPMENT

     The company undertakes research and development to enhance its existing products and maintain its standard in this field.

DIRECTORS AND DIRECTORS' INTERESTS

     The directors who held office during the year and their interests in the shares of the company at the beginning and end of the year were as follows:-


                                                  Ordinary shares of
                                                   (pound)1 each
                                              1997                 1996
             J. D. Swingler                   2500                 2500
             Mrs. D. J. Swingler              2000                 2000
             D. M. Billinge                    500                  500
             A. P. Stephens                      -                    -



                              BY ORDER OF THE BOARD


                               Mrs. D. J. Swingler
                                    SECRETARY




15th January 1998

                        SARACEN COMPUTER SYSTEMS LIMITED


                    STATEMENT OF DIRECTORS' RESPONSIBILITIES


Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:


     -    select suitable accounting policies and then apply them consistently.


     -    make judgments and estimates that are reasonable and prudent.


     - prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.


The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                        AUDITORS'REPORT TO THE MEMBERS OF
                        SARACEN COMPUTER SYSTEMS LIMITED

We have audited the financial statements on pages 5 to 12 which have been prepared under the historical cost convention and the accounting policies set out on page 7.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 3 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31st October 1997 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

                                                       MOORE STEPHENS

                                                    CHARTERED ACCOUNTANTS
                                                   AND REGISTERED AUDITOR

CHARTERHOUSE
165 NEWHALL STREET
BIRMINGHAM B3 1SW

15TH JANUARY 1998


ADDENDUM

These financial statements have been altered by the inclusion, on page 5, of unaudited results for the trading period 1st November 1997 to 3rd October 1998.

                                                       MOORE STEPHENS

                                                      CHARTERED ACCOUNTANTS

27TH OCTOBER 1999

                        SARACEN COMPUTER SYSTEMS LIMITED

                             PROFIT AND LOSS ACCOUNT

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1997

                                                          Unaudited
                                                           figures
                                                         1/11/97 to
                                          NOTES            3/10/98               1997               1996
                                                           (pound)              (pound)            (pound)
TURNOVER                                    1               848200              1063160            970374

Cost of sales                                               325640               417434            371818
                                                            ------               ------            ------

GROSS PROFIT                                                522560               645726            598556

Administrative expenses                                     568764               520724            509393
                                                            ------               ------            ------
OPERATING PROFIT/(LOSS)                     4              ( 46204)              125002             89163

Interest payable                            5                 4196                 5472              5986
                                                            ------               ------            ------
PROFIT/LOSS ON ORDINARY ACTIVITIES
BEFORE TAXATION                                            ( 50400)              119530             83177

Taxation                                    6              (   141)               25462             22845
                                                            ------               ------            ------
PROFIT/(LOSS) FOR THE FINANCIAL YEAR                       ( 50259)               94068             60332

Proposed dividends                                               -                90000                 -
                                                            ------               ------            ------
TRANSFER TO RESERVES                       15              ( 50259)                4068             60332
                                                            ======               ======            ======



 There are no recognised gains or losses other than those included in the profit and loss account.

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  BALANCE SHEET

                                31ST OCTOBER 1997

                                            NOTES                    1997                    1996
                                                                    (pound)                 (pound)
  FIXED ASSETS

  Intangible assets                           7                      54824                     9964
  Tangible assets                             8                     313893                   305161
                                                                    ------                   ------
                                                                    368717                   315125
  CURRENT ASSETS

  Stock                                       9                      20570                    35825
  Debtors                                    10                     222647                   158348
  Taxation                                   11                      22500                        -
  Directors loans                                                    25000                        -
  Cash at bank and in hand                                             200                       15
                                                                    ------                   ------
                                                                    290917                   194188
                                                                    ------                   ------
  CREDITORS: AMOUNTS FALLING DUE
     WITHIN ONE YEAR

  Bank loans and overdrafts (Secured)        12                      58503                    48431
  Creditors                                  13                     203890                   180690
  Dividends payable                                                  90000                        -
  Taxation                                                           49500                    17290
                                                                    ------                   ------
                                                                    401893                   246411
                                                                    ------                   ------
  NET CURRENT LIABILITIES                                          (110976)                  (52223)
                                                                    ------                   ------
  TOTAL ASSETS LESS CURRENT
    LIABILITIES                                                     257741                   262902

  CREDITORS: AMOUNTS FALLING DUE
    AFTER MORE THAN ONE YEAR                 13                      13771                    23000
                                                                    ------                   ------
                                                                    243970                   239902
                                                                    ======                   ======
  CAPITAL AND RESERVES

  Share capital                              14                       5000                     5000
  Profit and loss account                    15                     238970                   234902
                                                                    ------                   ------
                                                                    243970                   239902
                                                                    ======                   ======



  These financial statements were approved by the Board on 15th January 1998.


J. D. SWINGLER                     DIRECTOR

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1997


1.   PRINCIPAL ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention.

     TURNOVER

     Turnover represents the invoiced value of services and goods supplied excluding value added tax.

     FIXED ASSETS AND DEPRECIATION

     Fixed assets are depreciated over their estimated useful lives using the following rates:-


         Freehold property                          Nil
         Office equipment                           10% Straight line
         Motor vehicles                             25% Straight line
         Computers                                  20% Straight line
         Research and development                   Nil



     Freehold property is not depreciated as it is considered that the residual value and life of the property is such that depreciation would not be material.

     RESEARCH AND DEVELOPMENT

     Research and development expenditure is charged against profit in the year in which it is incurred, except insofar as it relates to a clearly defined project and the benefits therefrom can reasonably be regarded as assured. Expenditure so deferred is limited to the value of future benefits and is amortised through the profit and loss account on a systematic basis over the period expected to benefit from the project.

     STOCKS

     Stocks have been consistently valued at the lower of cost and net realisable value.

     DEFERRED TAXATION

     Deferred taxation is calculated under the liability method. Taxation deferred or accelerated by reason of material timing differences is accounted for if such liability is expected to arise in the foreseeable future. Advance corporation tax is carried forward to the extent that it is expected to be recovered.

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1997


2.   DIRECTORS AND EMPLOYEES                                1997                 1996
                                                          (pound)               (pound)
     DIRECTORS' EMOLUMENTS

     Aggregate emoluments                                  193218               173937
     Company pension contributions to
        money purchase schemes                              21493                51140
                                                           ------               ------
                                                           214711               225077
                                                           ======               ======



     The number of directors to whom retirement benefits are accruing under the following schemes are:-


                                                            Number               Number
                                                            ------               ------
     Money purchase schemes                                     4                    4
                                                            ======               ======


     STAFF

     Staff costs, including directors, during the year were as follows:-

                                                             (pound)              (pound)
     Wages and salaries                                       308729              296350
     Social security costs                                     32932               30587
     Other pension costs                                       21493               51140
                                                              ------              ------
                                                              363154              378077
                                                              ======              ======


     The average number of persons employed by the company in the year was:-


                                                             Number             Number
     Creative                                                  7                   6
     Administration                                            2                   2
     Directors                                                 4                   4
                                                              --                  --
                                                              13                  12
                                                              ==                  ==



3.   TURNOVER                                                1997                 1996
                                                            (pound)              (pound)
     Geographical analysis:
     United Kingdom                                         888680               666372
     Rest of Europe                                         122640               295937
     South Africa                                            51840                 8065
                                                           -------               ------
                                                           1063160               970374
                                                           =======               ======


                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1997


4.   OPERATING PROFIT                                               1997                     1996
                                                                  (pound)                   (pound)
     Operating profit is stated after charging:

     Depreciation and amounts written
       off tangible fixed assets                                    45461                     39441
     (Profit) on disposal of assets                                 (5289)                    (1548)
     Research and development
       Current year's expenditure                                       -                      4249
     Directors' emoluments (note 2)                                214711                    225077
     Auditors' remuneration                                          3000                      3000
                                                                   ======                    ======


5.   INTEREST PAYABLE                                               1997                      1996
                                                                  (pound)                   (pound)
     Bank loans and overdrafts                                       3054                     3447
     Finance lease charges                                           2418                     2539
                                                                     ----                     ----
                                                                     5472                     5986
                                                                     ====                     ====



6.   TAXATION ON ORDINARY ACTIVITIES                                  1997                     1996
                                                                    (pound)                   (pound)
     Corporation tax at 24% (1996 25%)                              27000                     23000
     Under/(over)provision for previous years                        (1538)                     (155)
                                                                     -----                     -----
                                                                     25462                     22845
                                                                     =====                     =====


7.   INTANGIBLE FIXED ASSETS


                                                                    Research &
                                                                    Development
                                                                     (pound)
     COST
     At 31st October 1996                                                9964
     Additions                                                          44860
                                                                        -----
     At 31st October 1997                                               54824
                                                                        =====


                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1997


8.   TANGIBLE FIXED ASSETS


                                      FREEHOLD           OFFICE          MOTOR
                                      PROPERTY          EQUIPMENT       VEHICLES        COMPUTERS         TOTAL
     COST                              (pound)           (pound)         (pound)         (pound)         (pound)
     31st October 1996                  183281           77967           87469           152052           500769
     Additions                            1800            2234           38814            13470            56318
     Disposals                               -               -          (20414)               -           (20414)
                                        ------           -----          ------           ------           ------
     31st October 1997                  185081           80201          105869           165522           536673
                                        ------           -----          ------           ------           ------


     AMOUNTS WRITTEN OFF

     31st October 1996                       -           30656           57422           107530           195608
     Disposal adjustment                     -               -          (18289)               -           (18289)
     Charge for the year                     -            7800           23194            14467            45461
                                        ------           -----          ------           ------           ------
     31ST OCTOBER 1997                       -           38456           62327           121997           222780
                                        ------           -----          ------           ------           ------

     NET BOOK VALUE
     31st October 1997                  185081           41745           43542            43525           313893
                                        ======           =====           =====            =====           ======
     31ST October 1996                  183281           47311           30047            44522           305161
                                        ======           =====           =====            =====           ======


     The net book value includes an amount of (pound)37301 (1996 (pound)25625) in respect of assets held under finance leases. The depreciation charge for the year was (POUND)5109 (1996 (pound)14868) in respect of these assets.

     The cost of depreciable assets included above is (POUND)351592.


9.   STOCKS                                     1997                 1996
                                               (pound)              (pound)
     Stocks comprise:
     Consumable stock                           8024                24000
     Work in progress                           4850                 5375
     Computer equipment                         7696                 6450
                                               -----                -----
                                               20570                35825
                                               =====                =====


                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1997


10.  DEBTORS                                      1997                 1996
                                                 (pound)              (pound)
     Trade debtors                                212054               151420
     Prepayments and accrued income                10593                 6928
                                                  ------               ------
                                                  222647               158348
                                                  ======               ======


11.  TAXATION

     Advance corporation tax of (POUND)22500 is recoverable in more than one year.

12.  BANK LOANS AND OVERDRAFTS

     Bank loans and overdrafts are secured by a fixed and floating charge on the assets of the company.


13.  CREDITORS                                                          AMOUNTS FALLING
                                                                     DUE WITHIN ONE YEAR
                                                                 1997                1996
                                                               (pound)              (pound)
     Trade creditors                                             153731             149736
     Other taxation and social security payable                   20899              16123
     Hire purchase                                                10423               9929
     Accruals and deferred income                                 18837               4902
                                                                 ------             ------
                                                                 203890             180690
                                                                 ======             ======



                                                                  AMOUNTS FALLING DUE AFTER
                                                                     MORE THAN ONE YEAR
                                                                   1997              1996
                                                                 (pound)            (pound)
     Hire purchase                                                13771               3000
     Other creditors                                                  -              20000
                                                                  -----              -----
                                                                  13771              23000
                                                                  =====              =====


                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1997


14.  CALLED UP SHARE CAPITAL                                       1997                1996
                                                                  (pound)             (pound)
     Ordinary shares of(pound)1 each:-

     Authorised                                                   100000              100000
                                                                  ======              ======

     Allotted, called up and fully paid                             5000                5000
                                                                  ======              ======



15.  PROFIT AND LOSS ACCOUNT                                       1997                1996
                                                                  (pound)             (pound)

          At 31st October 1996                                    234902              174570
          Transfer for the year                                     4068               60332
                                                                  ------              ------
          At 31st October 1997                                    238970              234902
                                                                  ======              ======


16.  PENSION SCHEMES

     The company operates defined contribution pension schemes for the directors by way of payments to insurance companies. The pension cost charge represents contributions payable by the company to the funds and amounted to (POUND)21493 (1996 (pound)51140).

17.  TRANSACTIONS WITH DIRECTORS

     During the year non-interest bearing loans, repayable on demand were made to the following directors:-


                                                            J.D. Swingler         Mrs. D.J. Swingler
                                                                 (pound)               (pound)
     Amount at beginning of year                                   -                        -
                                                               -----                    -----
     Amount at end of year                                     12000                    13000
                                                               -----                    -----
     Maximum amount in the year                                12000                    18000
                                                               -----                    -----


18.  CONTROL OF COMPANY

     The company was controlled throughout the current and previous period by
     J. D. Swingler and Mrs. D. J. Swingler by virtue of them holding a majority of the issued ordinary share capital of the company.

19.  CASH FLOW STATEMENT

     The company is not required to produce a cash flow statement under the provisions of Financial Reporting Standard No. 1.

                        SARACEN COMPUTER SYSTEMS LIMITED

RECONCILIATION BETWEEN UK AND US ACCOUNTING PRINCIPLES

The financial statements of the Company set out on pages 5 to 12 have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom ("UK GAAP") which differ in certain significant respects from those applicable in the US ("US GAAP"). The material differences as they apply to the Company's financial statements are as follows:

INTANGIBLE FIXED ASSETS - RESEARCH AND DEVELOPMENT

Under UK GAAP research development expenditure is charged against profit in the year in which it is incurred, except insofar as it relates to a clearly defined project and the benefits therefrom can reasonably be regarded as assured. Expenditure so deferred is limited to the value of future benefits and is amortised through the profit and loss account on a systematic basis over the period expected to benefit from the project. Development costs are expensed as incurred, under US GAAP.

The following is a summary of the material adjustments to profit and shareholders' equity which would be required had the financial statements been prepared with US GAAP:


(i) EFFECT ON RETAINED PROFIT                                                1997                1996
                                                                            (pound)             (pound)
Profit/(loss) as stated under UK GAAP                                       94068               60332

US GAAP adjustments

Research and development cost                                              (44860)              (1754)
                                                                           ------               -----

Net income as stated under US GAAP                                          49208               58578
                                                                            =====               =====



(ii) EFFECT ON SHAREHOLDERS' EQUITY                                        31st OCT.          31ST OCT.
                                                                             1997               1996
                                                                           (pound)             (pound)
Shareholders Equity as stated under UK GAAP                                243970              239902

US GAAP adjustments

Research and development                                                  ( 54824)             ( 9964)
                                                                          -------              ------

Shareholders' Equity as stated under US GAAP                               189146              229938
                                                                           ======              ======


                                 EXHIBIT FS-6

                   SARACEN COMPUTER SYSTEMS LIMITED DIRECTORS'
                       REPORT AND FINANCIAL STATEMENTS FOR
                        THE YEAR ENDED 31ST OCTOBER 1996

                        SARACEN COMPUTER SYSTEMS LIMITED

                                DIRECTORS' REPORT
                            AND FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                               31ST OCTOBER 1996





                                    CONTENTS

  Page
    1              Directors and officers
    2              Directors' report
    3              Directors' responsibilities
    4              Auditors' report
    5              Profit and loss account
    6              Balance sheet
    7-12           Notes to the financial
                     statements
    13             Reconciliation between
                     UK and US Accounting Principles



                        -------------------------------
                                 Moore Stephens
                              Chartered Accountants
                                   Birmingham

                     SARACEN COMPUTER SYSTEMS LIMITED



DIRECTORS

                      J. D. Swingler
                      Mrs. D. J. Swingler
                      D. M. Billinge
                      A. P. Stephens


SECRETARY

                      Mrs. D. J. Swingler


AUDITORS

                      Moore Stephens, Chartered Accountants,
                      Charterhouse, 165 Newhall Street,
                      Birmingham B3 1SW


BANKERS

                      Barclays Bank plc, 15 High Street,
                      Uttoxeter, Staffordshire ST14 7HR


REGISTERED OFFICE

                      St. Mary's House, Church Street,
                      Uttoxeter, Staffordshire ST14 8AG

                      Company number: 1930247

                        SARACEN COMPUTER SYSTEMS LIMITED

                             REPORT OF THE DIRECTORS

            The directors present their report and audited financial
                 statements for the year ended 31st October 1996


REVIEW OF ACTIVITIES

     The principal activities of the company have continued to be the design and supply of computer systems for the laundry industry.

RESULTS AND DIVIDENDS

     The balance sheet of the company as at 31st October 1996 together with the profit and loss account for the year ended on that date are attached.

     The directors do not recommend the payment of a dividend.

RESEARCH AND DEVELOPMENT

     The company undertakes research and development to enhance its existing products and maintain its standard in this field.

DIRECTORS AND DIRECTORS' INTERESTS

     The directors who held office during the year and their interests in the shares of the company at the beginning and end of the year were as follows:


                                             Ordinary shares of
                                               (pound)1 each
                                        1996                 1995
      J. D. Swingler                    2500                 2500
      Mrs. D. J. Swingler               2000                 2000
      D. M. Billinge                     500                  500
      A. P. Stephens                       -                   -


                              BY ORDER OF THE BOARD



                               Mrs. D. J. Swingler
                                    SECRETARY


29th January 1997

                        SARACEN COMPUTER SYSTEMS LIMITED


                    STATEMENT OF DIRECTORS' RESPONSIBILITIES


Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:


     -    select suitable accounting policies and then apply them consistently.


     -    make judgments and estimates that are reasonable and prudent.


     - prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.


The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                       AUDITORS' REPORT TO THE MEMBERS OF
                        SARACEN COMPUTER SYSTEMS LIMITED

We have audited the financial statements on pages 5 to 12 which have been prepared under the historical cost convention and the accounting policies set out on page 7.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 3 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31st October 1996 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.


                                                  MOORE STEPHENS

                                               CHARTERED ACCOUNTANTS
                                              and REGISTERED AUDITOR

Charterhouse
165 Newhall Street
Birmingham B3 1SW



29th January 1997

                        SARACEN COMPUTER SYSTEMS LIMITED

                             PROFIT AND LOSS ACCOUNT

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1996


                                                     NOTES                 1996                    1995
                                                                          (pound)                 (pound)
TURNOVER                                               1                  970374                  751754

Cost of sales                                                             371818                  295418
                                                                          ------                  ------

GROSS PROFIT                                                              598556                  456336

Administrative expenses                                                   509393                  476867
                                                                          ------                  ------

OPERATING PROFIT/(LOSS)                                4                   89163                  (20531)

Other interest and similar income                                              -                      15
                                                                          ------                  ------
                                                                           89163                  (20516)
Interest payable                                       5                    5986                    4536
                                                                          ------                  ------

PROFIT/(LOSS) ON ORDINARY ACTIVITIES
    BEFORE TAXATION                                                        83177                  (25052)

Taxation                                               6                   22845                   (7351)
                                                                          ------                  ------

PROFIT/(LOSS) FOR THE FINANCIAL YEAR                  14                   60332                  (17701)
                                                                          ======                  ======


There are no recognised gains or losses other than those included in the profit and loss account.

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  BALANCE SHEET

                                31ST OCTOBER 1996


                                                       NOTES                 1996                      1995
                                                                            (pound)                   (pound)
FIXED ASSETS

Intangible assets                                        7                    9964                      8210
Tangible assets                                          8                  305161                    307150
                                                                            ------                    ------
                                                                            315125                    315360

CURRENT ASSETS

Stock                                                    9                   35825                     31500
Debtors                                                 10                  158348                    150930
Taxation                                                                         -                      5555
Cash at bank and in hand                                                        15                        59
                                                                            ------                    ------
                                                                            194188                    188044
                                                                            ------                    ------

CREDITORS: AMOUNTS FALLING DUE
    WITHIN ONE YEAR

Bank loans and overdrafts (Secured)                     11                   48431                     60022
Creditors                                               12                  180690                    236133
Taxation                                                                     17290                         -
                                                                            ------                    ------
                                                                            246411                    296155
                                                                            ------                    ------
NET CURRENT LIABILITIES                                                     (52223)                  (108111)
                                                                            ------                    ------
TOTAL ASSETS LESS CURRENT
    LIABILITIES                                                             262902                    207249

CREDITORS: AMOUNTS FALLING DUE
    AFTER MORE THAN ONE YEAR                            12                   23000                     27679
                                                                            ------                    ------
                                                                            239902                    179570
                                                                            ======                    ======

CAPITAL AND RESERVES

Share capital                                           13                    5000                      5000
Profit and loss account                                 14                  234902                    174570
                                                                            ------                    ------
                                                                            239902                    179570
                                                                            ======                    ======


These financial statements were approved by the Board on 29th January 1997

J. D. Swingler                                      DIRECTOR

                        SARACEN COMPUTER SYSTEMS LIMITED


                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1996


1.   PRINCIPAL ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention.


     TURNOVER

     Turnover represents the invoiced value of services and goods supplied excluding value added tax.


     FIXED ASSETS AND DEPRECIATION

     Fixed assets are depreciated over their estimated useful lives using the following rates:-


       Freehold property                   Nil
       Office equipment                    10% Straight line
       Motor vehicles                      25% Straight line
       Computers                           20% Straight line
       Research and development            Nil


     Freehold property is not depreciated as it is considered that the residual value and life of the property is such that depreciation would not be material.

     RESEARCH AND DEVELOPMENT

     Research and development expenditure is charged against profit in the year in which it is incurred, except insofar as it relates to a clearly defined project and the benefits therefrom can reasonably be regarded as assured. Expenditure so deferred is limited to the value of future benefits and is amortised through the profit and loss account on a systematic basis over the period expected to benefit from the project.

     STOCKS

     Stocks have been consistently valued at the lower of cost and net realisable value.

     DEFERRED TAXATION

     Deferred taxation is calculated under the liability method. Taxation deferred or accelerated by reason of material timing differences is accounted for if such liability is expected to arise in the foreseeable future.

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31st OCTOBER 1996


2.   DIRECTORS AND EMPLOYEES                                 1996           1995
                                                           (pound)        (pound)
     DIRECTORS' EMOLUMENTS

     Fees                                                       -              -
     Other emoluments, including pension
        contributions                                      225077         178716
                                                           ------         ------
                                                           225077         178716
                                                           ======         ======

     Directors' emoluments, excluding pension contributions, are as follows:-

     The Chairman and highest paid director                 59388          62529
                                                           ======         ======


     The number of other directors whose emoluments were within the ranges were:-


                                                             Number              Number
     Between(pound)20001 and(pound)25000                       -                   1
     Between(pound)25001 and(pound)30000                       1                   -
     Between(pound)30001 and(pound)35000                       -                   1
     Between(pound)35001 and(pound)40000                       1                   -
     Between(pound)40001 and(pound)45000                       -                   1
     Between(pound)45001 and(pound)50000                       1                   -
                                                              ==                  ==

     STAFF

     Staff costs, including directors, during the year were as follows:

                                                (pound)             (pound)
     Wages and salaries                         296350              267863
     Social security costs                       30587               28657
     Other pension costs                         51140               25140
                                                ------              ------
                                                378077              321660
                                                ======              ======


     The average number of persons employed by the company in the year was:-


                                     Number              Number
     Creative                          6                   7
     Administration                    2                   2
     Directors                         4                   4
                                     ---                 ---
                                      12                  13
                                     ===                 ===

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1996


3.   TURNOVER                               1996                1995
                                          (pound)             (pound)
     Geographical analysis:
     United Kingdom                        666372               709965
     Rest of Europe                        295937                41789
                                             8065                    -
                                           ------               ------
                                           970374               751754
                                           ======               ======



4.   OPERATING PROFIT/(LOSS)                                       1996                1995
                                                                 (pound)              (pound)
     Operating profit/(loss) is stated after charging:

     Depreciation and amounts written
       off tangible fixed assets                                   39441                42076
     (Profit) on disposal of assets                                (1548)               (1600)
     Research and development
       Current year's expenditure                                   4249                 5058
     Directors' emoluments (note 2)                               225077               178716
     Auditors' remuneration                                         3000                 2700
     Property rentals                                                  -                 1588
                                                                  ======               ======



5.   INTEREST PAYABLE                                                1996                 1995
                                                                    (pound)              (pound)
     Bank loans and overdrafts                                       3447                 2312
     Finance lease charges                                           2539                 2224
                                                                     ----                 ----
                                                                     5986                 4536
                                                                     ====                 ====



6.   TAXATION ON ORDINARY ACTIVITIES                              1996                1995
                                                                 (pound)             (pound)
   Corporation tax at 25% (1995 25%)                              23000               (3000)
   Under/(over)provision for previous years                        (155)              (3051)
   Deferred taxation                                                  -               (1300)
                                                                  -----               -----
                                                                  22845               (7351)
                                                                  =====               =====


                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1996

7.   INTANGIBLE FIXED ASSETS

                                                  Research &
                                                  Development
      COST
      At 31st October 1995                           8210
      Additions                                      1754
                                                     ----
      At 31st October 1996                           9964
                                                     ====


8.   TANGIBLE FIXED ASSETS

                                       FREEHOLD         OFFICE         MOTOR
                                       PROPERTY        EQUIPMENT      VEHICLES     COMPUTERS        TOTAL
     COST                               (pound)         (pound)       (pound)       (pound)         (pound)
     31st October 1995                   183281           77288         86119        121627         468315
     Additions                                -             679          7500         30425          38604
     Disposals                                -               -         (6150)            -          (6150)
                                         ------           -----         -----        ------         ------
     31st October 1996                   183281           77967         87469        152052         500769
                                         ------           -----         -----        ------         ------

     AMOUNTS WRITTEN OFF

     31st October 1995                        -           22868         40616         97681         161165
     Disposal adjustment                      -               -         (4998)            -          (4998)
     Charge for the year                      -            7788         21804          9849          39441
                                         ------           -----         -----        ------         ------
     31st October 1996                        -           30656         57422        107530         195608
                                         ------           -----         -----        ------         ------

     NET BOOK VALUE
     31st October 1996                   183281           47311         30047         44522         305161
                                         ======           =====         =====         =====         ======

     31st October 1995                   183281           54420         45503         23946         307150
                                         ======           =====         =====         =====         ======


     The net book value includes an amount of (pound)25625 (1995 (pound)32993) in respect of assets held under finance leases. The depreciation charge for the year was (pound)14868 (1995 (pound)13464) in respect of these assets.

     The cost of depreciable assets included above is (pound)317488.

                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1996


9.   STOCKS                                 1996                   1995
                                           (pound)              (pound)
     Stocks comprise:
     Consumable stock                       24000                25060
     Work in progress                        5375                 2460
     Computer equipment                      6450                 3980
                                            -----                -----
                                            35825                31500
                                            =====                =====



10.  DEBTORS                                1996                 1995
                                          (pound)              (pound)
     Trade debtors                        151420               148463
     Prepayments and accrued income         6928                 2467
                                          ------               ------
                                          158348               150930
                                          ======               ======


11.  BANK LOANS AND OVERDRAFTS

     Bank loans and overdrafts are secured by a fixed and floating charge on the assets of the company.


12.  CREDITORS                                                  AMOUNTS FALLING
                                                              DUE WITHIN ONE YEAR
                                                            1996               1995
                                                           (pound)            (pound)
     Trade creditors                                       149736              198291
     Other taxation and social security payable             16123               14814
     Hire purchase                                           9929               14378
     Accruals and deferred income                            4902                8650
                                                           ------              ------
                                                           180690              236133
                                                           ======              ======




                                                          AMOUNTS FALLING DUE AFTER
                                                               MORE THAN ONE YEAR
                                                           1996                1995
                                                           (pound)            (pound)
     Hire purchase                                           3000                7679
     Other creditors                                        20000               20000
                                                            -----               -----
                                                            23000               27679
                                                            =====               =====


                        SARACEN COMPUTER SYSTEMS LIMITED

                                  NOTES TO THE
                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                31ST OCTOBER 1996


13.  CALLED UP SHARE CAPITAL                                1996             1995
                                                           (pound)          (pound)
     Ordinary shares of (pound)1 each:

     Authorised                                            100000           100000
                                                           ======           ======

     Allotted, called up and fully paid                      5000             5000
                                                           ======           ======



14.  PROFIT AND LOSS ACCOUNT                                1996                 1995
                                                           (pound)              (pound)
     At 31st October 1995                                  174570               192271
     Transfer for the year                                  60332               (17701)
                                                           ------               ------
     At 31st October 1996                                  234902               174570
                                                           ======               ======


15.  PENSION SCHEMES

     The company operates defined contribution pension schemes for the directors by way of payments to insurance companies. The pension cost charge represents contributions payable by the company to the fund and amounted to (POUND)51140 (1995 (pound)25140).

16.  CASH FLOW STATEMENT

     The company is not required to produce a cash flow statement under the provisions of Financial Reporting Standard No. 1.

                        SARACEN COMPUTER SYSTEMS LIMITED

     RECONCILIATION BETWEEN UK AND US ACCOUNTING PRINCIPLES

     The financial statements of the Company set out on pages 5 to 12 have been prepared in accordance with generally accepted accounting principles applicable in the United Kingdom ("UK GAAP") which differ in certain significant respects from those applicable in the US ("US GAAP"). The material differences as they apply to the Company's financial statements are as follows:

     INTANGIBLE FIXED ASSETS - RESEARCH AND DEVELOPMENT

     Under UK GAAP research development expenditure is charged against profit in the year in which it is incurred, except insofar as it relates to a clearly defined project and the benefits therefrom can reasonably be regarded as assured. Expenditure so deferred is limited to the value of future benefits and is amortised through the profit and loss account on a systematic basis over the period expected to benefit from the project. Development costs are expensed as incurred, under US GAAP.

     The following is a summary of the material adjustments to profit and shareholders' equity which would be required had the financial statements been prepared with US GAAP:


              (i) EFFECT ON RETAINED PROFIT                                               1996               1995
                                                                                         (pound)          (pound)
              Profit/(loss) as stated under UK GAAP                                      60332             (17701)

              US GAAP adjustments

              Research and development cost                                              (1754)             (8210)
                                                                                        ------             ------

              Net income (loss) as stated under US GAAP                                  58578             (25911)
                                                                                        ======             ======



              (ii) EFFECT ON SHAREHOLDERS' EQUITY                                        31ST OCT.            31ST OCT.
                                                                                           1996                1995
                                                                                         (pound)               (pound)
               Shareholders Equity as stated under UK GAAP                                239902                179570

               US GAAP adjustments
               Research and development                                                    (9964)                (8210)
                                                                                          ------                ------
               Shareholders' Equity as stated under US GAAP                               229938                171360
                                                                                          ======                ======


                               EXHIBIT FS-7

                     INFORMATION SUPPORT LTD. FINANCIAL
                         STATEMENTS 31ST MARCH 1998

                             INFORMATION SUPPORT LTD
                              FINANCIAL STATEMENTS
                                 31ST MARCH 1998


                       Company Registration Number 2743028


                                 KARIA OWEN & CO
              Chartered Certified Accountants & Registered Auditors
                                  45 Long Lane
                                     London
                                     N3 2PY

    INFORMATION SUPPORT LTD

    FINANCIAL STATEMENTS

    YEAR ENDED 31ST MARCH 1998


       CONTENTS                                                                            PAGE
       Officers and professional advisers                                                    1
       The directors' report                                                                 2
       Auditors' report to the shareholders                                                  4
       Profit and loss account                                                               5
       Balance sheet                                                                         6
       Cash flow statement                                                                   7
       Notes to the financial statements                                                     9

       THE FOLLOWING PAGES DO NOT FORM PART OF THE FINANCIAL STATEMENTS

       Detailed profit and loss account                                                     18
       Notes to the detailed profit and loss account                                        19


                                                                          PAGE 1
  INFORMATION SUPPORT LTD
  OFFICERS AND PROFESSIONAL ADVISERS


  THE BOARD OF DIRECTORS          Mr R Roach
                                  Mr A Grover
                                  Mr R Dadd (resigned 1/7/98)

  COMPANY SECRETARY               Mr R Roach

  REGISTERED OFFICE               21 Beaumont Street
                                  Oxford
                                  OX1 2NH

  AUDITORS                        Karia Owen & Co
                                  Chartered Certified Accountants
                                  & Registered Auditors

                                  45 Long Lane
                                  London
                                  N3 2PY


  BANKERS                         National Westminster Bank
                                  5 High Street
                                  Bracknell
                                  Berks.
                                  RG12 1DH

                                                                          PAGE 2
  INFORMATION SUPPORT LTD
  THE DIRECTORS' REPORT
  YEAR ENDED 31ST MARCH 1998

  The directors present their report and the financial statements of the company for the year ended 31st March 1998.

  PRINCIPAL ACTIVITIES AND BUSINESS REVIEW

  The principal activity of the company during the year was to provide maintenance services to the computer industry and as resellers of computer systems.

  Turnover has increased by 10% to (pound)4,667,813 during the year, which is less than previous years. However, the directors believe that signifcant growth will be realised in the following year through organic growth, acquisitions and mergers. Particularly encouraging has been the growth in professional services. The company is in a good position to take advantage of any opportunities which may arise in the future.

  The directors aim to maintain the management policies which have resulted in the company's substantial growth in recent years.

  RESULTS AND DIVIDENDS

  The trading results for the year, and the company's financial position at the end of the year are shown in the attached financial statements.

  The directors have not recommended a dividend.

  THE DIRECTORS AND THEIR INTERESTS IN SHARES OF THE COMPANY

  The directors who served the company during the year together with their beneficial interests in the shares of the company were as follows:


              Class of share                                         At 31 March 1998           At 1 April 1997
  Mr R Roach                                                    Ordinary           413,233          413,233
  Mr A Grover                                                   Ordinary           407,013          407,013
  Mr R Dadd                                                     Ordinary           208,183          208,183
                                                                                   =======          =======


  Details of the company's fixed assets are in notes 8 to 9 in the accounts.


  DIRECTORS' RESPONSIBILITIES

  Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company at the end of the year and of the profit or loss for the year then ended.

  INFORMATION SUPPORT LTD

  YEAR ENDED 31ST MARCH 1998

  DIRECTORS' RESPONSIBILITIES (CONTINUED)

  In preparing those financial statements, the directors are required to:

    select suitable accounting policies, as described on pages 9 to 10, and then apply them consistently;

    make judgements and estimates that are reasonable and prudent;

    state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

    prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

  The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

  AUDITORS

  A resolution to re-appoint Karia Owen & Co as auditors for the ensuing year will be proposed at the annual general meeting in accordance with section 385 of the Companies Act 1985.

  Registered office:                       Signed by order of the directors
  21 Beaumont Street
  Oxford
  OX I 2NH

                                            Mr R Roach
                                            Company Secretary

  Approved by the directors on   9-7   1998
                              ---------  --        /s/ R ROACH

                                                                          PAGE 4
INFORMATION SUPPORT LTD

AUDITORS' REPORT TO THE SHAREHOLDERS

YEAR ENDED 31ST MARCH 1998

We have audited the financial statements on pages 5 to 16 which have been prepared under the historical cost convention and the accounting policies set out on pages 9 to 10.

RESPECTIVE RESPONSIBILITIES OF THE DIRECTORS AND THE AUDITORS

As described on pages 2 to 3, the company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In our opinion the financial statements give a true and fair view of the company's state of affairs as at 31st March 1998 and of its profit for the year then ended, and have been properly prepared in accordance with the Companies act 1985.

In our opinion the company is entitled to the exemption conferred by section 248 of the Companies Act 1985 from the requirement to prepare Group Accounts for the financial year ended 31st March 1998.

45 Long Lane                             KARIA OWEN & CO
London                                   Chartered Certified Accountants
N3 2PY                                   & Registered Auditors


10/7/  1998
-------  --                              /s/ KARIA OWEN & CO

  INFORMATION SUPPORT LTD

  PROFIT AND LOSS ACCOUNT

  YEAR ENDED 31ST MARCH 1998


                                                                         *
                                                                     UNAUDITED
                                                                      PERIOD
                                                                     1/4/1998
                                                                        TO
                                                                     12/10/98           1998            1997
                                                          NOTE        (POUND)          (POUND)         (POUND)
  TURNOVER                                                2          2,082,973        4,667,813       4,235,112

  Cost of sales                                                      1,737,696        3,643,500       3,322,141
                                                                     ---------        ---------       ---------
  GROSS PROFIT                                                         345,277        1,024,313         912,971

  Distribution costs                                                   334,042          367,235         239,858
  Administrative expenses                                              629,693          601,228         670,110
  Other operating income                                               (19,758)         (39,517)        (40,151)
                                                                     ---------        ---------       ---------
  OPERATING PROFIT/(LOSS)                                 3           (598,700)          95,367          43,154

  Interest payable                                        6            (12,360)         (14,256)        (19,428)

                                                                     ---------        ---------       ---------
  PROFIT/(LOSS) ON ORDINARY                                           (604,880)          81,111          23,726
  ACTIVITIES BEFORE TAXATION

  Tax on profit on ordinary activities                    7                  -           28,042          21,742

                                                                     ---------        ---------       ---------
  RETAINED PROFIT FOR THE YEAR/PERIOD                                 (604,880)          53,069           1,984

  Balance brought forward                                              (41,626)         (94,695)        (96,678)
                                                                     ---------                        ---------
  Balance carried forward                                             (646,506)         (41,626)        (94,694)
                                                                     =========        =========       =========


 The company has no recognised gains or losses other than the results for the year as set out above.

        All of the activities of the company are classed as continuing.

*THE RESULTS FOR THE PERIOD FROM 1ST APRIL 1998 12TH OCTOBER 1998 ARE UNAUDITED.



  THE NOTES ON PAGES 9 TO 16 FORM PART OF THESE FINANCIAL STATEMENTS.

  INFORMATION SUPPORT LTD

  BALANCE SHEET

  31ST MARCH 1998


                                                            1998                              1997
                                     NOTE         (POUND)           (POUND)         (POUND)          (POUND)
  FIXED ASSETS
  Intangible assets                   8                             265,716                          288,235
  Tangible assets                     9                              76,753                           99,268
  Investments                        10                                   2                                -
                                                                    -------                          -------
                                                                    342,471                          387,503

  CURRENT ASSETS
  Stocks                             11           236,253                            410,417
  Debtors                            12         1,433,161                          1,035,843
  Cash at bank and in hand                          1,131                                918
                                                ---------                          ---------
                                                1,670,545                          1,447,178

  CREDITORS: Amounts falling due
  within one year                    13        (1,938,700)                        (1,813,433)
                                               -----------                        ----------
  NET CURRENT LIABILITIES                                          (268,155)                        (366,255)
                                                                    -------                       ----------

  TOTAL ASSETS LESS CURRENT LIABILITIES                              74,316                           21,248
                                                                    =======                       ==========

  CAPITAL AND RESERVES
  Called-up equity share capital     16                             115,942                          115,942
  Profit and loss account                                           (41,626)                         (94,694)
                                                                    -------                       ----------
  SHAREHOLDERS' FUNDS                17                              74,316                           21,248
                                                                    =======                       ==========


  These financial statements were approved by the directors on
  the    9-7     1998, and are signed on their behalf by:
     ------------  --

  /s/ MR R ROACH                       /s/ MR A GROVER
  --------------                       ---------------
  MR R ROACH                           MR A GROVER



  THE NOTES ON PAGES 9 TO 16 FORM PART OF THESE FINANCIAL STATEMENTS.

  INFORMATION SUPPORT LTD

  CASH FLOW STATEMENT

  YEAR ENDED 31ST MARCH 1998


                                                               1998                               1997
                                                      (POUND)        (POUND)             (POUND)       (POUND)
  NET CASH INFLOW FROM                                                27,858                           90,734
  OPERATING ACTIVITIES

  RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE
  Interest paid                                      (14,256)                           (19,428)

                                                     --------                           -------
  NET CASH OUTFLOW FROM RETURNS ON                                   (14,256)                         (19,428)
  INVESTMENTS AND SERVICING OF FINANCE

  TAXATION                                                           (25,150)                         (21,354)

  CAPITAL EXPENDITURE
  Payments to acquire tangible fixed assets           (18,255)                          (58,073)

                                                     --------                           -------
  NET CASH OUTFLOW FROM                                              (18,255)                         (58,073)
  CAPITAL EXPENDITURE

  ACQUISITIONS AND DISPOSALS
  Net outflow from shares in group                         (2)                               -
  undertakings

                                                     --------                           -------
  NET CASH OUTFLOW FROM                                                   (2)                               -
  ACQUISITIONS AND DISPOSALS

                                                                    --------                          -------
  CASH OUTFLOW BEFORE                                                (29,805)                          (8,121)
  FINANCING

  FINANCING
  Net outflow from debenture loans                         -                            (38,020)

                                                     --------                           -------
  NET CASH OUTFLOW FROM                                                    -                          (38,020)
  FINANCING

                                                                    --------                          -------
  DECREASE IN CASH                                                   (29,805)                         (46,141)
                                                                    ========                          =======


  This cash flow statement has been prepared in accordance with the revised Statement of Standard Accounting Practice-set out in Financial Reporting Standard 1 (Revised 1996) issued in October 1996 by the Accounting Standards Board. All comparatives have been restated to comply with the new Standard.




  THE NOTES ON PAGES 9 TO 16 FORM PART OF THESE FINANCIAL STATEMENTS.

  INFORMATION SUPPORT LTD
  CASH FLOW STATEMENT(continued)
  YEAR ENDED 31ST MARCH 1998

  RECONCILIATION OF OPERATING PROFIT TO
  NET CASH INFLOW FROM OPERATING ACTIVITIES


                                                        1998                             1997
                                                      (POUND)                          (POUND)
  Operating profit                                      95,367                           43,154
  Amortisation                                          22,519                           46,223
  Depreciation                                          40,770                           28,020
  Decrease/(Increase) in stocks                        174,164                         (117,554)
  Increase in debtors                                 (397,318)                        (339,129)
  Increase in creditors                                 92,356                          430,020
                                                      --------                         --------
  NET CASH INFLOW FROM OPERATING ACTIVITIES             27,858                           90,734
                                                      ========                         ========


  RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                                                          1998                             1997
                                                        (POUND)                          (POUND)
  Decrease in cash in the period                       (29,805)                         (46,141)
  Cash outflow from debentures                               -                           38,020
  NET DEBT AT 1ST APRIL 1997                           (59,046)                         (50,925)
                                                       -------                          -------
  NET DEBT AT 31ST MARCH 1998                          (88,852)                         (59,046)
                                                       =======                          =======


  ANALYSIS OF CHANGES IN NET DEBT


                                                       AT 1 APR       CASH FLOWS         AT 31 MAR
                                                           1997                               1998
                                                        (POUND)        (POUND)            (POUND)
  Net cash:
  Cash in hand and at bank                                 918              213            1,131
  Overdrafts                                           (59,964)         (30,019)         (89,983)
                                                       -------          -------          -------
  NET DEBT                                             (59,046)         (29,806)         (88,852)
                                                       =======          =======          =======




THE NOTES ON PAGES 9 TO 16 FORM PART OF THESE FINANCIAL STATEMENTS.

  INFORMATION SUPPORT LTD

  NOTES TO THE FINANCIAL STATEMENTS

  YEAR ENDED 31ST MARCH 1998

  1. ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements have been prepared under the historical cost convention, and in accordance with applicable accounting standards.

       CONSOLIDATION
       In the opinion of the directors, the company and its subsidiary undertakings comprise a medium-sized group. The company has therefore taken advantage of the exemption provided by Section 248 of the Companies Act 1985 not to prepare group accounts.

       TURNOVER
       The turnover shown in the profit and loss account represents amounts invoiced during the year, exclusive of Value Added Tax.

       GOODWILL
       Purchased goodwill is written off to the profit & loss account over its estimated useful life. This year the directors have increased the write off period to 20 years from 10 years. The directors believe that their original estimate of 10 years was inaccurate and have accordingly reduced the amortisation charge this year to reflect the revised estimated useful life of 20 years. Goodwill which is generated by the activities of the company is not recognised as an asset in the balance sheet and the associated costs are written off to the profit and loss account when they are incurred.

       AMORTISATION
       Amortisation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

       Goodwill              - 5% Straight Line

       DEPRECIATION
       Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

       Equipment             - 20% Straight Line

       STOCKS
       Stocks are valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items.

       OPERATING LEASE AGREEMENTS
       Rentals applicable to operating leases where substantially all of the benefits and risks of ownership remain with the lessor are charged against profits as incurred.

       PENSION COSTS
       The company operates a defined contribution pension scheme for employees. The assets of the scheme are held separately from those of the company. The annual contributions payable are charged to the profit and loss account

  INFORMATION SUPPORT LTD

  NOTES TO THE FINANCIAL STATEMENTS

  YEAR ENDED 31ST MARCH 1998


  1.   ACCOUNTING POLICIES (CONTINUED)

       INCOME
       Revenue from all maintenance contracts are credited to turnover in equal monthly instalments. Associated expenditure is written off in the month its incurred.

  2.   TURNOVER

       The turnover and profit before tax are attributable to the principal activity of the company. An analysis of turnover is given below:


                                                                      1998                             1997
                                                                    (POUND)                           (POUND)
       United Kingdom                                               4,667,813                        4,235,112
                                                                    =========                        =========


  3.   OPERATING PROFIT

       Operating profit is stated after charging:


                                                                      1998                             1997
                                                                    (POUND)                           (POUND)
       Staff pension contributions                                      26,390                          32,447
       Amortisation                                                     22,519                          46,223
       Depreciation                                                     40,770                          28,020
       Auditors' remuneration
       - as auditors                                                     5,500                           5,400
                                                                     =========                       =========


  4. PARTICULARS OF EMPLOYEES

       The average number of staff employed by the company during the financial year amounted to:


                                                                      1998                             1997
                                                                         No.                              No.
       Number of field/workshop staff                                     31                               33
       Number of distribution staff                                       13                                7
       Number of administrative staff                                      7                                7
                                                                        ------                          ------
                                                                          51                               47
                                                                        ======                          ======

                                                                         PAGE 11
  INFORMATION SUPPORT LTD

  NOTES TO THE FINANCIAL STATEMENTS

  YEAR ENDED 31ST MARCH 1998

  4.   PARTICULARS OF EMPLOYEES (CONTINUED)

       The aggregate payroll costs of the above were:

                                                                      1998                             1997
                                                                    (POUND)                           (POUND)
       Wages Salaries &                                              1,302,750                           967,943
       social security costs
       Other pension costs                                              40,470                            46,487
                                                                     ---------                         ---------
                                                                     1,343,220                         1,014,430
                                                                     =========                         =========


  5.   DIRECTORS' EMOLUMENTS

       The directors' aggregate emoluments in respect of qualifying services were:

                                                                      1998                             1997
                                                                    (POUND)                           (POUND)
       Emoluments receivable                                           158,730                          161,447
       Pension contributions                                            14,080                           14,040
                                                                     ---------                         ---------
                                                                       172,810                          175,487
                                                                     =========                         =========


       The number of directors who are under company pension schemes were as follows:


                                                                      1998                             1997
                                                                       No.                              No.
       Defined contribution schemes                                     3                                3
                                                                      ====                             ====


  6.   INTEREST PAYABLE


                                                                      1998                             1997
                                                                    (POUND)                           (POUND)
       Interest payable on bank borrowing                              14,256                           16,412
       Other similar charges payable                                        -                            3,016
                                                                     --------                         --------
                                                                       14,256                           19,428
                                                                     ========                         ========


  INFORMATION SUPPORT LTD

  NOTES TO THE FINANCIAL STATEMENTS

  YEAR ENDED 31ST MARCH 1998

  7. TAX ON PROFIT ON ORDINARY ACTIVITIES


                                                                      1998                             1997
                                                                    (POUND)                           (POUND)
       In respect of the year:

       Corporation tax based on the results for
       the year at 21% (1997 - 24%)                                  25,067                           25,150
       Adjustment in respect of previous years:

       Corporation tax                                                2,975                           (3,408)
                                                                     ------                           ------
                                                                     28,042                           21,742
                                                                     ======                           ======


  8.   INTANGIBLE FIXED ASSETS


                                                                                                        GOODWILL
       COST
       At 1st April 1997 and 31st March 1998                                                             450,376
                                                                                                        ========
       AMORTISATION
       At 1st April 1997                                                                                 162,141
       Charge for the year                                                                                22,519
                                                                                                        --------
       At 31st March 1998                                                                                184,660
                                                                                                        ========

       NET BOOK VALUE
       At 31st March 1998                                                                                265,716
                                                                                                        ========
       At 31st March 1997                                                                                288,235
                                                                                                        ========


  INFORMATION SUPPORT LTD

  NOTES TO THE FINANCIAL STATEMENTS

  YEAR ENDED 31ST MARCH 1998

  9. TANGIBLE FIXED ASSETS


                                                                                        FIXTURES
                                                                                       FITTING &
                                                                                       EQUIPMENT
                                                                                        (POUND)
  COST
  At 1st April 1997                                                                     203,851
  Additions                                                                              18,255
                                                                                        -------

  AT 31ST MARCH 1998                                                                    222,106
                                                                                        =======

  DEPRECIATION
  At 1st April 1997                                                                     104,583
  Charge for the year                                                                    40,770
                                                                                        -------

  AT 31ST MARCH 1998                                                                    145,353
                                                                                        =======

  NET BOOK VALUE
  AT 31ST MARCH 1998                                                                     76,753
                                                                                        =======

  At 31st March 1997                                                                     99,268
                                                                                        =======


  10. INVESTMENTS

      Shares in Group Undertaking


                                                                            (POUND)
  COST
  Additions                                                                     2
                                                                             ------
  At 31st March 1998                                                            2
                                                                             ======
  NET BOOK VALUE
  At 31st March 1998                                                            2
                                                                             ======


The company owns 100% of the issued share capital of ISL Software Solutions Ltd and the aggregate amount of its capital and reserves and the results for the year ended 31st March 1998 were as follows:

AGGREGATE CAPITAL AND RESERVES

Capital & reserves                                             (43,911)
PROFIT AND (LOSS) FOR THE YEAR

Results                                                        (43,913)

Under the provision of section 248 of the Companies Act 1985 the company is exempt from preparing consolidated accounts and has not done so, therefore the accounts show information about the company as an individual entity.

  INFORMATION SUPPORT LTD

  NOTES TO THE FINANCIAL STATEMENTS

  YEAR ENDED 31ST MARCH 1998

  11. STOCKS


                                                                       1998                            1997
                                                                      (POUND)                         (POUND)
       Computer Spares                                                  89,514                         139,553
       Sales Stock                                                     146,739                         270,864
                                                                       -------                         -------
                                                                       236,253                         410,417
                                                                       =======                         =======


  12. DEBTORS


                                                                       1998                            1997
                                                                      (POUND)                         (POUND)
       Trade debtors                                                 1,072,818                         872,538
       Amounts owed by group undertakings                              131,195                             -
       Other debtors                                                    20,000                             -
       Prepayments and accrued income                                  209,148                         163,305
                                                                       -------                         -------
                                                                     1,433,161                       1,035,843
                                                                     =========                       =========


  13. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR


                                                                       1998                            1997
                                                                      (POUND)                         (POUND)
       Bank loans and overdrafts (secured) *                            89,983                         59,964
       Trade creditors                                                 639,622                        607,212
       Other creditors including
         taxation and social security:
         Corporation tax                                28,042                           25,150
         PAYE and social security                       46,781                           56,990
         VAT                                           148,443                          171,688
                                                       -------                          -------
                                                                       223,266                        253,828
       Accruals and deferred income                                    985,829                        892,429
                                                                     ---------                      ---------
                                                                     1,938,700                      1,813,433
                                                                     =========                      =========


* The bank overdraft is secured by way of a fixed and floating charge on the assets of the company.

  INFORMATION SUPPORT LTD

  NOTES TO THE FINANCIAL STATEMENTS

  YEAR ENDED 31ST MARCH 1998

14. COMMITMENTS UNDER OPERATING LEASES

    At 31st March 1998 the company had annual commitments under non-cancellable operating leases as set out below.


                                                                 1998                            1997
                                                        LAND &           OTHER         Land &             Other
                                                      BUILDINGS          ITEMS        Buildings           Items
    Operating leases which expire:
    Within 1 year                                      70,125          130,089           70,125          92,386
    Within 2 to 5 years                                87,656           95,276          157,781          75,936
                                                      -------          -------          -------         -------
                                                      157,781          225,365          227,906         168,322
                                                      =======          =======          =======         =======


15. RELATED PARTY TRANSACTIONS

    During the year the company paid consultancy fees to Mr C Williams of (pound)14,689(1997 (pound)7823) in the normal course of business.
    Mr C Williams is a shareholder of the company and an ex-director.

16. SHARE CAPITAL

    AUTHORISED SHARE CAPITAL:


                                                                      1998                             1997
                                                                     (POUND)                         (POUND)
    1,600,000 Ordinary shares of (pound)0.05 each                      80,000                           80,000
    718,840 Ordinary 'A' shares of (pound)0.05 each                    35,942                           35,942
                                                                      -------                          -------
                                                                      115,942                          115,942
                                                                      -------                          -------


    ALLOTTED, CALLED UP AND FULLY PAID:


                                                               1998                            1997
                                                        No.          (POUND)             No.          (POUND)
    Ordinary shares                               1,600,000          80,000        1,600,000          80,000
    Ordinary 'A' shares                             718,840          35,942          718,840          35,942
                                                  ---------         -------        ---------         -------
                                                  2,318,840         115,942        2,318,840         115,942
                                                  =========         =======        =========         =======


       INFORMATION SUPPORT LTD

       NOTES TO THE FINANCIAL STATEMENTS

       YEAR ENDED 31ST MARCH 1998

  17.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                                                           1998             1997
                                                                                          (POUND)         (POUND)
       Profit for the financial year                                                      53,069            1,984
       Opening shareholders' equity funds                                                 21,247           19,264
                                                                                          ------           ------
       Closing shareholders' equity funds                                                 74,316           21,248
                                                                                          ======           ======


  18. RECONCILIATION BETWEEN UK AND US ACCOUNTING PRINCIPLES

      The financial statements of the company set out on pages 5 to 16 have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which do not differ in any material aspect from those applicable in the US ("US GAAP").

      INFORMATION SUPPORT LTD

      MANAGEMENT INFORMATION

      YEAR ENDED 31ST MARCH 1998






    THE FOLLOWING PAGES DO NOT FORM PART OF THE STATUTORY FINANCIAL STATEMENTS
              WHICH ARE THE SUBJECT OF THE AUDITORS' REPORT ON PAGE 4.

  INFORMATION SUPPORT LTD

  DETAILED PROFIT AND LOSS ACCOUNT

  YEAR ENDED 31ST MARCH 1998


                                                          1998                                    1997
                                                         (POUND)                                 (POUND)
  TURNOVER
  Sale of Computer Systems                             2,475,069                               2,565,669
  Contract Revenue                                     2,192,744                               1,669,443
                                                       ---------                               ---------
                                                       4,667,813                               4,235,112

  COST OF SALES
  Purchases                        1,906,999                                  1,976,919
  Direct wages                       757,316                                    552,358
  Motor Expenses                     269,038                                    203,416
  Time & Materials                   182,931                                     62,883
  Subcontract                        147,274                                    116,421
  Commissions                        111,773                                    149,293
  Stock W/Off                         65,797                                     73,759
  Directors salaries                  51,150                                     41,876
  In House Usage                      40,340                                     36,970
  Communications                      32,223                                     29,696
  Freight                             24,132                                     19,957
  Training & Documentation            23,981                                     13,308
  Travel                              23,074                                     30,500
  Third Party Repair                   7,472                                     14,785
                                   ---------                                  ---------
                                                       3,643,500                               3,322,141
                                                       ---------                               ---------
  GROSS PROFIT                                         1,024,313                                 912,971

  OVERHEADS
  Administrative expenses            601,228                                    670,110
  Distribution costs                 367,235                                    239,858
                                     -------                                    -------
                                                         968,463                                 909,968
                                                         -------                                 -------
                                                          55,850                                   3,003

  OTHER OPERATING INCOME
  Rent receivable                                         39,517                                  40,151
                                                         -------                                 -------
  OPERATING PROFIT                                        95,367                                  43,154

  Interest payable                                        14,256                                  19,428
                                                         -------                                 -------
  PROFIT ON ORDINARY ACTIVITIES                           81,111                                  23,726
                                                         =======                                 =======


  INFORMATION SUPPORT LTD

  NOTES TO THE DETAILED PROFIT AND LOSS ACCOUNT

  YEAR ENDED 31ST MARCH 1998


                                                                       1998                              1997
                                                                      (POUND)                           (POUND)
  DISTRIBUTION COSTS
  Distribution wages                                                  292,793                           122,580
  Motor                                                                64,611                            46,086
  Directors salaries                                                   46,200                            63,655
  Advertising                                                         (36,369)                            7,537
                                                                      -------                           -------
                                                                      367,235                           239,858
                                                                      =======                           =======

  ADMINISTRATIVE EXPENSES
  PERSONNEL COSTS:
  Administrative staff salaries                         107,991                         145,598
  Directors salaries                                     47,300                          41,876
  Staff pension contributions                            26,390                          32,447
  Directors pension contributions                        14,080                          14,040
                                                        -------                         -------
                                                                      195,761                           233,961
  ESTABLISHMENT EXPENSES:
  Rent, rates and water                                 105,195                         100,727
  Light and heat                                         21,284                          24,949
  Repairs and maintenance                                 5,512                           3,439
                                                        -------                         -------
                                                                      131,991                           129,115
  GENERAL EXPENSES:
  Depreciation of office equipment                       40,770                          28,020
  Telephone                                              37,834                          29,795
  Amortisation                                           22,519                          46,223
  Consultancy fees                                       22,092                          16,414
  Motor expenses                                         20,261                          27,744
  Travel and subsistence                                 20,079                          15,143
  Printing, stationery and postage                       19,518                          15,717
  Legal and professional fees                            18,411                          18,321
  Insurance                                              16,599                           9,452
  Recruitment & Training                                 15,248                           2,263
  Entertaining                                           13,381                           7,836
  Health Insurance                                        8,713                           4,735
  Auditors remuneration                                   5,500                           5,400
  Accountancy fees                                        4,000                              -
  Sundry expenses                                           301                              91
                                                        -------                         -------
                                                                      265,226                           227,154
  FINANCIAL COSTS:
  Bad debts written off                                   8,250                          79,880
                                                                      -------                           -------
                                                                      592,978                           590,230
                                                                      =======                           =======


  INFORMATION SUPPORT LTD

  NOTES TO THE DETAILED PROFIT AND LOSS ACCOUNT

  YEAR ENDED 31ST MARCH 1998


                                                                   1998           1997
                                                                  (POUND)        (POUND)
  INTEREST PAYABLE
  Bank interest payable                                            14,256         16,412
  Debenture interest payable                                            -          3,016
                                                                   ------         ------
                                                                   14,256         19,428
                                                                   ======         ======


                                  EXHIBIT FS-8


                      INFORMATION SUPPORT LIMITED REPORT AND
                       ACCOUNTS YEAR ENDED 31ST MARCH 1997

                           INFORMATION SUPPORT LIMITED


                               REPORT AND ACCOUNTS


                           YEAR ENDED 31ST MARCH 1997











                                                        COMPANY NUMBER : 2743028

INFORMATION SUPPORT LIMITED                                                    2


                               REPORT AND ACCOUNTS
                                      1997


  DIRECTORS:                                   R.ROACH
                                               A.GROVER
                                               R.DADD


  SECRETARY:                                   R.ROACH


  REGISTERED OFFICE:                           21 BEAUMONT STREET
                                               OXFORD
                                               0X1 2NH


  REGISTERED AUDITORS:                         KARIA, OWEN & CO
                                               CHARTERED CERTIFIED ACCOUNTANTS
                                               45 LONG LANE
                                               LONDON N3 2PY


  BANKERS:                                     NATIONAL WESTMINSTER BANK
                                               BRACKNELL,HIGH STREET BRANCH
                                               5 HIGH STREET
                                               BRACKNELL
                                               BERKS RG12 1DH

INFORMATION SUPPORT LIMITED                                                    3


                                    INDEX TO
                               REPORT AND ACCOUNTS
                                      1997



  PAGE
  ----
   4                 DIRECTORS REPORT

   6                 AUDITORS REPORT

   7                 BALANCE SHEET

   8                 PROFIT AND LOSS ACCOUNT

   9                 ACCOUNTING POLICIES

   11                NOTES TO THE BALANCE SHEET AND PROFIT AND LOSS ACCOUNT


                     NON STATUTORY INFORMATION

   15                TRADING AND PROFIT AND LOSS ACCOUNT

   16                NOTES TO THE TRADING AND PROFIT AND LOSS ACCOUNT


INFORMATION SUPPORT LIMITED                                                    4


                             REPORT OF THE DIRECTORS

The Directors present their Annual Report together with the Audited Accounts of the Company for the year ended 31st March 1997.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the Directors are required to:

     -    select suitable accounting policies and then apply them consistently;
     -    make judgements and estimates that are reasonable and prudent;
     - state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
     - prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

PRINCIPAL ACTIVITIES

The Company has continued throughout the year to provide maintenance services to the computer industry and as resellers of computer systems.

DIRECTORS AND INTERESTS IN SHARES

The Directors who served during the year and their beneficial interests in the Issued Share Capital of the Company, both at the beginning and end of the year, were as-follows:


                                            ORDINARY SHARES OF 5P EACH
                                         1997                       1996
                                         ----                       ----
              R.ROACH                  413,233                    413,233
              A.GROVER                 407,013                    407,013
              R.DADD                   208,183                    208,183


INFORMATION SUPPORT LIMITED                                                    5


                             REPORT OF THE DIRECTORS


  AUDITORS

Messrs. Karia, Owen & Co. have expressed their willingness to continue in office and a resolution to re-appoint them will be proposed at the annual general meeting, in accordance with Section 385 of the Companies Act 1985.

In preparing this report we have taken advantage of the special exemptions applicable to small companies.

BY ORDER OF THE BOARD


 /s/ R. Roach
---------------------
R.ROACH
SECRETARY




DATE: l5/12/97

INFORMATION SUPPORT LIMITED                                                    6


                                AUDITOR'S REPORT
                                TO THE MEMBERS OF
                           INFORMATION SUPPORT LIMITED


We have audited the financial statements on pages 7 to 14 which have been prepared under the historical cost convention and the accounting policies set out on page 9.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 4 the Company's Directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.


OPINION

In our opinion the financial statements give a true and fair view of the Company's affairs as at 31st March 1997 and of its profit for the year then ended and have been properly prepared in accordance with the provisions of the Companies Act, 1985 applicable to small companies.


45 LONG LANE                               KARIA, OWEN & CO
LONDON N3 2PY                              REGISTERED AUDITORS
                                           CHARTERED CERTIFIED ACCOUNTANTS



DATE:  18/12/97                            KARIA, OWEN & CO.

INFORMATION SUPPORT LIMITED                                                    7


                                  BALANCE SHEET
                              AS AT 31ST MARCH 1997


                                                                                                1996
                              Note               (pound)            (pound)           (pound)         (pound)
                              ----               -------            -------           -------         -------
FIXED ASSETS
Intangible Assets              2                                     288,235                           334,458
Tangible Assets                3                                      99,268                            69,215
                                                                     387,503                           403,673
CURRENT ASSETS
Stock                          4                  410,417                              292,863
Debtors                        5                1,035,843                              696,714
Cash in Hand                                          918                                1,045
                                                1,447,178                              990,622
CREDITORS
Amounts falling due
within one year                6                1,813,434                            1,375,032

NET CURRENT LIABILITIES                                             (366,256)                         (384,410)


TOTAL ASSETS LESS CURRENT LIABILITIES                                 21,247                            19,263

CAPITAL AND RESERVES
Called up Share Capital        7                                     115,942                           115,942
Profit and Loss Account        8                                     (94,695)                          (96,679)

SHAREHOLDERS' FUNDS            9
Equity                                                                21,247                            19,263



In preparing these accounts the Directors have taken advantage of the exemptions applied to small companies conferred by Part I of Schedule 8 of the Companies Act 1985 and have done so on the basis that, in their opinion, the company satisfies the criteria for exemption as a small company.

These financial statements were approved by the Board on Date: 15/12/97


/s/ R.Roach                                       /s/ A.Grover
-------------------------                         ------------------------
R. ROACH - Director                               A. GROVER - Director

INFORMATION SUPPORT LIMITED                                                    8


                             PROFIT AND LOSS ACCOUNT
                           YEAR ENDED 31ST MARCH 1997


                                                                                                                 1996
                                                               Note                     (pound)                 (pound)
                                                               ----                     -------                 -------
TURNOVER                                                                               4,235,112               2,827,504

COST OF SALES                                                                         (3,322,141)             (2,128,685)
                                                                                      ----------              ----------

GROSS PROFIT                                                                             912,971                 698,819

DISTRIBUTION COSTS                                                                      (239,858)               (210,842)

ADMINISTRATIVE EXPENSES                                         10                      (670,110)               (450,683)

OTHER OPERATING INCOME                                                                    40,151                       -
                                                                                      ----------              ----------
OPERATING PROFIT                                                                          43,154                  37,294

INTEREST PAYABLE                                                11                       (19,428)                (18,334)
                                                                                      ----------              ----------
PROFIT ON ORDINARY ACTIVITIES
BEFORE TAXATION                                                                           23,726                  18,960


TAX ON PROFIT ON ORDINARY ACTIVITIES 12                                                  (21,742)                (24,927)
                                                                                      ----------              ----------
PROFIT/(LOSS) ON ORDINARY ACTIVITIES
AFTER TAXATION                                                  8                          1,984                  (5,967)
                                                                                      ==========              ==========


All amounts relate to continuing activities.

     There were no recognised gains and losses during the year.


      The notes on pages 9 to 14 form part of these financial statements.

INFORMATION SUPPORT LIMITED                                                    9


                              NOTES TO THE ACCOUNTS
                           YEAR ENDED 31ST MARCH 1997


1.ACCOUNTING POLICIES

  The Accounts are prepared under the historical cost convention, and in accordance with applicable accounting standards. The following accounting policies have been applied:

a.DEPRECIATION

  Depreciation is calculated so as to write off the cost of fixed assets over their expected useful working lives as follows:


                                                  Annual Rate          Basis
                                                      %
                                                  -----------          -----
       Fixtures, Fittings & Equipment                 20            Straight Line
       Goodwill                                       10            Straight Line


  Goodwill relates to purchased goodwill and is being amortised through the

  Profit and Loss Account over its estimated life of 10 years.

b.STOCK

  Stock is valued at the lower of cost and net realisable value after making due allowance for any obsolete and slow moving items.

c.TURNOVER

  Turnover represents invoiced value of services supplied by the Company to third parties excluding Value Added Tax.

d.INCOME

  Revenue from all maintenance contracts are credited to turnover in equal monthly instalments. Associated expenditure is written off in the month its is incurred.


e.DEFERRED TAXATION

  A Provision, when necessary, is made to reflect the possible liability or the increase in value of an asset that might crystallise due to the timing differences between the treatment of such an asset for taxation and accounting purposes.

  As in the opinion of the Directors no such liability or increase in value is likely to crystallise in the foreseeable future no such a provision is made.

INFORMATION SUPPORT LIMITED                                                   10


                              NOTES TO THE ACCOUNTS
                           YEAR ENDED 31ST MARCH 1997

f.CASH FLOW STATEMENT

  The Company has taken advantage of the exemption in Financial Reporting Standard Number 1 from producing a cash flow statement on the grounds that it is a small company.

g.LEASE COMMITMENTS

  Rentals paid for cars under contract hire are charged to the Profit and Loss Account on a straight line basis over the contract term.

h.PENSION SCHEME

  The Company operates a defined contribution pension scheme. Contributions are charged to the Profit and Loss--Account as they become payable in accordance with the rules of the scheme.

INFORMATION SUPPORT LIMITED                                                   11


                              NOTES TO THE ACCOUNTS
                           YEAR ENDED 31ST MARCH 1997


                                                                               1996
                                                        (pound)               (pound)
2. INTANGIBLE FIXED ASSETS

   Goodwill                                             450,376               450,376
                                                        =======               =======


   AMORTISATION

   At 1.4.96                                            115,918                69,664
   For Year                                              46,223                46,254
                                                        -------               -------
   At 31.3.97                                           162,141               115,918
      =======                                           =======               =======



   NET BOOK VALUE
   At 31.3.97                                           288,235               334,458
   At 31.3.96                                           334,458               380,712



3. TANGIBLE FIXED ASSETS


                                         FIXTURES,
                                         FITTINGS &
                                         EQUIPMENT
   COST                                   (pound)
   At 1.4.96                             145,778
   Additions                              58,073
                                         -------
   At 31.3.97                            203,851
                                         =======

   DEPRECIATION

   At 1.4.96                              76,563
   For Year                               28,020
                                         -------
   At 31.3.97                            104,583
                                         =======

   NET BOOK VALUE
   At 31.3.97                             99,268
                                         =======
   At 31.3.96                             69,215
                                         =======


INFORMATION SUPPORT LIMITED                                                   12


                              NOTES TO THE ACCOUNTS
                           YEAR ENDED 31ST MARCH 1997

                                                                              1996
4. STOCK                                                                     (pound)
   Computer Spares                                      139,553              184,400
   Computer Systems for Resale                          270,864              108,463
                                                      ---------            ---------
                                                        410,417              292,863
                                                      =========            =========

5. DEBTORS

   Trade Debtors                                        872,538              565,922
   Prepayments and Accrued Income                       163,305              130,792
                                                      ---------            ---------
                                                      1,035,843              696,714
                                                      =========            =========
6. CREDITORS:AMOUNTS falling due
    within one year

   Bank Overdraft (Secured)                              59,964               13,950
   Trade Creditors                                      607,212              512,581
   Corporation Tax                                       25,150               24,762
   Taxation and Social Security                         228,678               92,549
   Debenture Loan (Secured)                                   -               38,020
   Accruals and Deferred Income                         892,430              693,170
                                                      ---------            ---------
                                                      1,813,434            1,375,032
                                                      =========            =========
7. SHARE CAPITAL

   AUTHORISED
   Ordinary Shares of 5p each                            80,000               80,000
   'A' Ordinary Shares of 5p each                        35,942               35,942
                                                      =========            =========
   CALLED UP, ISSUED AND FULLY PAID
   Ordinary Shares of 5p each                            80,000               80,000
   'A' Ordinary Shares of 5p each                        35,942               35,942
                                                      =========            =========


   The 'A' ordinary shares are held by 3i Plc which carry a right to a fixed ordinary dividend of 11% on the subscription price of the 'A' shares and also a right to a participating ordinary dividend based on the profits of the Company.

INFORMATION SUPPORT LIMITED                                                   13


                              NOTES TO THE ACCOUNTS
                           YEAR ENDED 31ST MARCH 1997


                                                                                     1996
                                                               (pound)              (pound)
8. PROFIT AND LOSS ACCOUNT

   Balance at 1.4.96                                           (96,679)             (90,712)
   Net Profit/(Loss) for the Year                                1,984               (5,967)
                                                               -------              -------
   Balance at 31.3.97                                          (94,695)             (96,679)
                                                               =======              =======


9. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

   Profit/(Loss) for the Year                                    1,984               (5,967)
   Opening Shareholders' Funds                                  19,263               25,230
                                                                ------               ------
   Closing Shareholders' Funds                                  21,247               19,263
                                                                ======               ======



                                                  Note                                1996
10. OPERATING PROFIT                                           (pound)               (pound)
    Include:
    Depreciation                                    3           28,020               27,713
    Goodwill Amortisation                                       46,223               46,254
    Auditors Remuneration                                        5,000                4,000
    Directors' Remuneration                                    161,447              149,081
    Operating Lease Rentals (Cars)                             117,319              112,361
                                                               =======              =======



11. INTEREST PAYABLE

    On bank loans, overdrafts and other
    loans wholly repayable within five
    years:

    Bank Charges and Interest                                   16,412               11,518
    Debenture Loan Interest                                      3,016                6,816
                                                                ------               ------
                                                                19,428               18,334
                                                                ======               ======


INFORMATION SUPPORT LIMITED                                                   14


                              NOTES TO THE ACCOUNTS
                           YEAR ENDED 31ST MARCH 1997


                                                                                         1996
12. TAXATION                                                   (pound)                  (pound)
    Current Year U.K. Corporation Tax
    at 24% (1996 - 25%) on
    Taxable Profits for the Year                               25,150                   24,762
    Under/(Over) Provision in earlier Periods                  (3,408)                     165
                                                               ------                   ------
                                                               21,742                   24,927
                                                               ======                   ======


13. DIRECTORS' REMUNERATION

    Remuneration (including pensions)                         161,447                  149,081
                                                              =======                  =======



14. PENSION COMMITMENTS

    The Company operates a defined contribution pension scheme for its directors and employees. The unpaid contributions outstanding at the year end amounted to (pound)12,397 and are included in 'Accruals'.

15. OTHER FINANCIAL COMMITMENTS

    Operating lease commitments (car rentals)


    Within One Year                                            92,386                  108,816
    Within Two to Five Years                                   75,936                   67,591
                                                              =======                  =======


16. RELATED PARTY TRANSACTION

          During the year the Company paid Consultancy fees to Mr C Williams of (pound)7,823 (1996 (pound)7,897) in the normal course of business. Mr C Williams is presently a shareholder of the Company and an Ex-Director.

17. POST BALANCE SHEET EVENT

     On 28 April 1997, Information Support Limited acquired the assets of Databasics Information Systems Limited for a total consideration of (pound)57,100 and set up a new company called ISL Software Solutions Limited being a wholly owned subsidiary of Information Support Limited. The purchase consideration was financed wholly from working capital.

18. RECONCILIATION BETWEEN UK AND US ACCOUNTING PRINCIPLES

    The financial statements of the company set out on pages 7 to 14 have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which do not differ in any material aspect from those applicable in the US ("US

INFORMATION SUPPORT LIMITED                                                   15


                       TRADING AND PROFIT AND LOSS ACCOUNT
                           YEAR ENDED 31ST MARCH 1997


                                                                                                            1996
                                         Note             (pound)            (pound)             (pound)            (pound)
  TURNOVER                                 A                               4,235,112                              2,827,504

  COST OF SALES                            B                               3,322,141                              2,128,685
                                                                           ---------                              ---------

  GROSS PROFIT                                                               912,971                                698,819


  OPERATING EXPENSES

  SELLING & DISTRIBUTION                   C             239,858                                 210,842

  FINANCIAL                                D             173,551                                 101,301

  PREMISES                                 E             104,166                                  42,509

  OFFICE & ADMINISTRATION                  F             411,821                                 325,207
                                                         -------                                 -------
                                                                             929,396                                679,859
                                                                             -------                                -------
  OPERATING PROFIT/(LOSS)                                                    (16,425)                                18,960

  OTHER OPERATING INCOME                   G                                  40,151                                      -
                                                                             -------                                -------
  PROFIT ON ORDINARY
  ACTIVITIES BEFORE TAXATION                                                  23,726                                 18,960
                                                                              ======                                 ======


INFORMATION SUPPORT LIMITED                                                   16


                NOTES TO THE TRADING AND PROFIT AND LOSS ACCOUNT
                           YEAR ENDED 31ST MARCH 1997

                                                                          1996
                                                    (pound)              (pound)
                                                    -------              -------
A.TURNOVER

   Contract Revenue                                1,669,443            1,416,552
   Sale of Computer Systems                        2,565,669            1,410,952
                                                   4,235,112            2,827,504
B.COST OF SALES

    Purchases of Computer Systems                  1,976,919            1,113,853
    Training & Documentation                          13,308                9,533
    Time & Materials                                  62,883               93,492
    Third Party Repair                               14,785                17,511
    In House Usage                                    36,970               19,958
    Motor Expenses                                   203,416              168,157
    Freight                                           19,957               19,077
    Travel                                            30,500               13,684
    Stock Write-Down                                  73,759               66,700
    Commissions                                      149,293              115,252
    Subcontractors                                   116,421               41,897
    Salaries & National Insurance                    552,358              386,593
    Directors Remuneration                            41,876               42,283
    Communications                                    29,696               20,695
                                                   ---------            ---------
                                                   3,322,141            2,128,685
                                                   =========            =========

C.SELLING AND DISTRIBUTION EXPENSES

  Salaries and National Insurance                    122,580              103,164
  Directors' Remuneration                             63,655               54,515
  Motor Expenses                                      46,086               39,042
  Advertising and Promotion                            7,537               14,121
                                                     -------              -------
                                                     239,858              210,842
                                                     =======              =======


INFORMATION SUPPORT LIMITED                                                   17


                NOTES TO THE TRADING AND PROFIT AND LOSS ACCOUNT
                           YEAR ENDED 31ST MARCH 1997


                                                                                       1996
                                                                                       ----
D.FINANCIAL EXPENSES

  Depreciation                                                  28,020               27,713
  Amortisation - Goodwill                                       46,223               46,254
  Bad Debts                                                     79,880                9,000
  Bank overdraft interest & charges                             16,412               11,518
  Debenture Loan Interest                                        3,016                6,816
                                                               -------              -------
                                                               173,551              101,301
                                                               =======              =======
E.PREMISES EXPENSES

  Rent and Rates                                               100,727               42,509
  Repairs and Maintenance                                        3,439                    -
                                                               104,166               42,509
                                                               =======              =======




                                                               (pound)               (pound)
                                                               -------               -------
F.OFFICE AND ADMINISTRATION EXPENSES

  Salaries & National Insurance                                145,598               91,523
  Recruitment and training                                       2,263                4,923
  Directors Remuneration                                        41,876               42,283
  Directors Pension                                             14,040               10,000
  Consultancy                                                   16,414                7,897
  Health insurance                                               4,735                2,699
  Pension contributions (Staff)                                 32,447               26,650
  Motor expenses                                                27,744               17,811
  Travel                                                        15,143               15,098
  Entertaining                                                   7,836                6,288
  Insurance                                                      9,452                9,384
  Printing, Postage & Stationery                                15,717               18,457
  Telephone                                                     29,795               27,966
  Cleaning & Utilities                                          24,949               25,134
  Legal and Professional                                        18,321               14,294
  Audit and Accountancy                                          5,400                4,800
  General                                                           91                    -
                                                               -------              -------
                                                               411,821              325,207
                                                               =======              =======

G.OTHER OPERATING INCOME

  Rent Receivable                                               40,151                    -
                                                               =======              =======


                               EXHIBIT FS-9

                  ISL SOFTWARE SOLUTIONS LIMITED FINANCIAL
                          STATEMENTS 31ST MARCH 1998

                         ISL SOFTWARE SOLUTIONS LIMITED
                              FINANCIAL STATEMENTS
                                 31ST MARCH 1998


                       COMPANY REGISTRATION NUMBER 3328653


                                 KARIA OWEN & CO
              CHARTERED CERTIFIED ACCOUNTANTS & REGISTERED AUDITORS
                                  45 LONG LANE
                                     LONDON
                                     N3 2PY

ISL SOFTWARE SOLUTIONS LIMITED

FINANCIAL STATEMENTS

YEAR ENDED 31ST MARCH 1998


       CONTENTS                                                                            PAGE
       OFFICERS AND PROFESSIONAL ADVISERS                                                    1

       THE DIRECTORS' REPORT                                                                 2

       AUDITORS' REPORT TO THE SHAREHOLDERS                                                  4

       PROFIT AND LOSS ACCOUNT                                                               5

       BALANCE SHEET                                                                         6

       NOTES TO THE FINANCIAL STATEMENTS                                                     7

       THE FOLLOWING PAGES DO NOT FORM PART OF THE FINANCIAL STATEMENTS

       DETAILED PROFIT AND LOSS ACCOUNT                                                     11

       NOTES TO THE DETAILED PROFIT AND LOSS ACCOUNT                                        12


ISL SOFTWARE SOLUTIONS LIMITED

OFFICERS AND PROFESSIONAL ADVISERS


THE BOARD OF DIRECTORS          MR R ROACH
                                MR A GROVER


COMPANY SECRETARY               MR R ROACH


REGISTERED OFFICE               21 BEAUMONT STREET
                                OXFORD
                                OX1 2NH


AUDITORS                        KARIA OWEN & CO
                                CHARTERED CERTIFIED ACCOUNTANTS
                                & REGISTERED AUDITORS
                                45 LONG LANE
                                LONDON
                                N3 2PY


BANKERS                         NATIONAL WESTMINSTER BANK
                                5 HIGH STREET
                                BRACKNELL
                                BERKS.
                                RG12 1DH

ISL SOFTWARE SOLUTIONS LIMITED

THE DIRECTORS' REPORT

YEAR ENDED 31ST MARCH 1998

The directors present their report and the financial statements of the company for the year ended 31st March 1998.

PRINCIPAL ACTIVITIES

The principal activity of the company during the year was that of development, maintenence and sale of hardware and software computer solutions.

The development of an intuitive, Java and internet enabled GUI creates a strong application base with which to expand product cycles through the year 2000. The directors expect rapid growth in market share, resulting in a significant increase in turnover and profitabilty, especially over the next two years.

THE DIRECTORS AND THEIR INTERESTS IN SHARES OF THE COMPANY

The directors who served the company during the period were as follows:

             Mr R Roach
             Mr A Grover

The company is a wholly owned subsidiary and the interests of group directors are disclosed in the accounts of the parent company.

DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company at the end of the year and of the profit or loss for the year then ended.

In preparing those financial statements, the directors are required to select suitable accounting policies, as described on page 7, and then apply them on a consistent basis, making judgements and estimates that are prudent and reasonable.The directors must also prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. The directors are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS

A resolution to re-appoint Karia Owen & Co as auditors for the ensuing year will be proposed at the annual general meeting in accordance with section 385 of the Companies Act 1985.

ISL SOFTWARE SOLUTIONS LIMITED

YEAR ENDED 31ST MARCH 1998

SMALL COMPANY PROVISIONS

This report has been prepared in accordance with the special provisions for small companies under Part VII of the Companies Act 1985.

Registered office:                        Signed by order of the directors
21 Beaumont Street
Oxford                                    /s/ Mr R Roach
OX1 2NH                                   --------------------------------
                                          Mr R Roach
                                          Company Secretary

Approved by the directors on September 7, 1998

ISL SOFTWARE SOLUTIONS LIMITED

AUDITORS' REPORT TO THE SHAREHOLDERS

YEAR ENDED 31ST MARCH 1998

We have audited the financial statements on pages 5 to 9 which have been prepared under the historical cost convention and the accounting policies set out on page 7.

RESPECTIVE RESPONSIBILITIES OF THE DIRECTORS AND THE AUDITORS

As described on page 2, the company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the company's state of affairs as at 31st March 1998 and of its loss for the year then ended, and have been properly prepared in accordance with the provisions of the Companies Act 1985 applicable to small companies.


45 Long Lane                           KARIA OWEN & CO
London                                 Chartered Certified Accountants
N3 2PY                                 & Registered Auditors
October 11, 1998

                                       KARIA OWEN & CO.

ISL SOFTWARE SOLUTIONS LIMITED

PROFIT AND LOSS ACCOUNT

YEAR ENDED 31ST MARCH 1998

                                                                          *
                                                                      UNAUDITED              1998
                                                                       PERIOD
                                                                      1/4/1998
                                                                         TO
                                                                      12/10/98
                                                                      (pound)               (pound)
TURNOVER                                                               191,146              320,906

Cost of sales                                                           45,541              126,193
                                                                       -------              -------
GROSS PROFIT                                                           145,605              194,713

Distribution costs                                                       6,746               18,140
Administrative expenses                                                153,375              220,274
                                                                       -------              -------
OPERATING LOSS                                           2             (14,516)             (43,701)

Interest payable                                                          (249)                (212)
                                                                       -------              -------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                            (14,765)             (43,913)

Tax on loss on ordinary activities                                           -                    -
                                                                       -------              -------
LOSS FOR THE FINANCIAL YEAR / PERIOD                                   (14,765)             (43,913)
                                                                       =======              =======



  The company has no recognised gains or losses other than the results for the year as set out above.

         All of the activities of the company are classed as continuing.

* THE RESULTS FOR THE PERIOD FROM 1ST APRIL 1998 TO 12TH October 1998 ARE UNAUDITED.

                      The notes on pages 7 to 9 form
                    part of these financial statements.

ISL SOFTWARE SOLUTIONS LIMITED

BALANCE SHEET

31ST MARCH 1998


                                                                        (pound)       (pound)
  FIXED ASSETS
  Intangible assets                                       3                            66,933
  Tangible assets                                         4                             5,228
                                                                                      -------
                                                                                       72,161


  CURRENT ASSETS
  Debtors                                                 5             84,884
  Cash at bank and in hand                                              16,330
                                                                       -------
                                                                       101,214


  CREDITORS: AMOUNTS FALLING DUE
  WITHIN ONE YEAR                                         6           (217,286)

  NET CURRENT LIABILITIES                                                            (116,072)
                                                                                      -------
  TOTAL ASSETS LESS CURRENT LIABILITIES                                               (43,911)
                                                                                      =======
  CAPITAL AND RESERVES
  Called-up equity share capital                          8                                 2
  Profit and loss account                                                             (43,913)
                                                                                      -------
  DEFICIENCY                                                                          (43,911)
                                                          9                           =======


These accounts have been prepared in accordance with the special provisions for small companies under Part VII of the Companies Act 1985.


These financial statements were approved by the directors on the September 7, 1998, and are signed on their behalf by:


/s/ MR. R. ROACH                  /s/ MR. A. GROVER
--------------------              ---------------------
MR. R. ROACH                        MR. A. GROVER


                      The notes on pages 7 to 9 form
                    part of these financial statements.

ISL SOFTWARE SOLUTIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED 31ST MARCH 1998

1.   ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements have been prepared under the historical cost convention.

     CASH FLOW STATEMENT

     The directors have taken advantage of the exemption in Financial Reporting Standard No 1 from including a cash flow statement in the financial statements on the grounds that the company is small.

     TURNOVER

     The turnover shown in the profit and loss account represents amounts invoiced during the year, exclusive of Value Added Tax.

     GOODWILL

     Purchased goodwill is written off against the profit & loss account over it's estimated useful life, which the directors consider to be 20 years. -

     INTELLECTUAL PROPERTY RIGHTS

     The Intellectual Property Rights on software are written-off over five years on a straight line basis.

     AMORTISATION

     Amortisation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:


     Goodwill                      - 5% straight line
     Intellectual Property         - 20% straight line



     DEPRECIATION

     Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:


     Equipment                     - 20% stright line



2.   OPERATING LOSS

     Operating loss is stated after charging:


                                    (pound)
     Directors' emoluments               -
     Amortisation                    7,255
     Depreciation                    1,173
     Auditors' fees                  1,500
                                     =====


ISL SOFTWARE SOLUTIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED 31ST MARCH 1998


3.   INTANGIBLE FIXED ASSETS


                                              GOODWILL     INTELLECTUAL          TOTAL
                                                             PROPERTY
                                                              RIGHTS
                                              (pound)         (pound)           (pound)
     COST
     Additions                                 49,188          25,000            74,188
                                               ------          ------            -------
     At 31st March 1998                        49,188          25,000            74,188
                                               ======          ======            ======

     AMORTISATION
     Charge for the year                        2,255           5,000             7,255
                                               ------          ------            -------
     AT 31ST MARCH 1998                         2,255           5,000             7,255
                                               ======          ======            ======

     NET BOOK VALUE
     AT 31ST MARCH 1998                        46,933          20,000            66,933
                                               ======          ======            ======



4.   TANGIBLE FIXED ASSETS


                                                                           EQUIPMENT
                                                                            (pound)
     COST
     Additions                                                               6,401
                                                                             -----
     AT 31ST MARCH 1998                                                      6,401
                                                                             =====
     DEPRECIATION
     Charge for the year                                                     1,173
                                                                             -----
     AT 31ST MARCH 1998                                                      1,173
                                                                             =====
     NET BOOK VALUE
     At 31st March 1998                                                      5,228
                                                                             =====


5.   DEBTORS


                                                                            (pound)
     Trade debtors                                                          78,395
     Other debtors                                                           6,489
                                                                            ------
                                                                            84,884
                                                                            ======

ISL SOFTWARE SOLUTIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

YEAR ENDED 31ST MARCH 1998


6.   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR


                                                             (pound)        (pound)
     Trade creditors                                                        14,922
     Amounts owed to group undertakings                                    131,195
     Other creditors including:
     PAYE and social security                                 1,179              -
     VAT                                                     16,233              -
                                                             ------
                                                                            17,412
     Accruals and deferred income                                           53,757
                                                                           -------
                                                                           217,286
                                                                           =======


7.   RELATED PARTY TRANSACTIONS

     No transactions with related parties were undertaken such as are required to be disclosed under Financial Reporting Standard 8.

8.   SHARE CAPITAL


                                                                            (pound)
     AUTHORISED SHARE CAPITAL:

     1,000 Ordinary shares of(pound)1 each                                   1,000
                                                                             =====
     ALLOTTED, CALLED UP AND FULLY PAID:

                                                                            (pound)

     Issue of ordinary shares                                                    2
                                                                             =====


9.   RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                                            (pound)
       Loss for the financial year                                         (43,913)

       New equity share capital subscribed                                       2
                                                                           -------
       Net reduction to funds                                              (43,911)
                                                                           -------

       Closing shareholders' equity funds                                  (43,911)
                                                                           =======


10.  ULTIMATE PARENT COMPANY

     The ultimate parent company is Information Support Ltd a company registered in England & Wales.

11.  RECONCILIATION BETWEEN UK AND US ACCOUNTING PRINCIPLES

     The financial statements of the company set out on pages 5 to 9 have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which do not differ in any material aspect from those applicable in the US ( "US GAAP").

ISL SOFTWARE SOLUTIONS LIMITED

MANAGEMENT INFORMATION

YEAR ENDED 31ST MARCH 1998












   The following pages do not form part of the statutory financial statements which are the subject of the auditors' report on page 4.

ISL SOFTWARE SOLUTIONS LIMITED

DETAILED PROFIT AND LOSS ACCOUNT

YEAR ENDED 31ST MARCH 1998



                                                           (pound)        (pound)
TURNOVER                                                                   320,906

Cost of Sales                                                             (126,193)
                                                                           -------
GROSS PROFIT                                                               194,713

OVERHEADS
Advertising                                                18,140
Administrative expenses                                   220,274
                                                          -------
                                                                           238,414
                                                                           -------
OPERATING LOSS                                                             (43,701)

Bank interest payable                                                          212
                                                                           -------
LOSS ON ORDINARY ACTIVITIES                                                (43,913)
                                                                           =======


ISL SOFTWARE SOLUTIONS LIMITED

NOTES TO THE DETAILED PROFIT AND LOSS ACCOUNT

YEAR ENDED 31ST MARCH 1998


                                                           (pound)        (pound)

ADMINISTRATIVE EXPENSES
PERSONNEL COSTS:
Administrative staff salaries                                              127,933

ESTABLISHMENT EXPENSES:
Rent, rates and water                                         8,289
Light and heat                                                  759
Repairs and maintenance                                       2,311
                                                            -------
                                                                            11,359
GENERAL EXPENSES:
Motor expenses                                               27,280
Travel and subsistence                                        1,956
Telephone                                                    13,175
Printing, stationery and postage                             11,162
Insurance                                                     1,403
Entertaining                                                    735
Legal and professional fees                                   5,484
Auditors remuneration                                         1,500
Amortisation                                                  7,255
Depreciation of office equipment                              1,173
                                                            -------
                                                                            71,123
FINANCIAL COSTS:
Bad debts written off                                         1,149
Provision for doubtful debts                                  8,710
                                                            -------
                                                                            9,859
                                                                           -------
                                                                           220,274
                                                                           =======


                                 EXHIBIT FS-10

               DATASOFT LIMITED DIRECTORS' REPORT AND FINANCIAL
                STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 1998

                                DATASOFT LIMITED

                   DIRECTORS' REPORT AND FINANCIAL STATEMENTS

                       FOR THE YEAR ENDED 31 DECEMBER 1998

DATASOFT LIMITED

COMPANY INFORMATION


DIRECTORS                                    Niall Keating
                                             Gerry Arkins
                                             Alan Kiely

SECRETARY                                    Niall Keating

COMPANY NUMBER                               209434

REGISTERED OFFICE                            4/5 Dawson Street
                                             Dublin 2

AUDITORS                                     Cooney Carey
                                             4/5 Dawson Street
                                             Dublin 2

BANKERS                                      Allied Irish Bank Plc
                                             69/71 Morehampton Road
                                             Ranelagh
                                             Dublin 6

DATASOFT LIMITED

TABLE OF CONTENTS


                                                                                   PAGE
                                                                                   ----
Directors' Report                                                                  1 - 2


Auditors' Report                                                                     3


Profit and Loss Account                                                              4


Balance Sheet                                                                        5


Notes to the Financial Statements                                                 6 - 11


* The following pages do not form part of the statutory financial statements


Detailed Trading and Profit & Loss Account                                       12 - 13



DATASOFT LIMITED


DIRECTORS' REPORT


FOR THE YEAR ENDED 31 DECEMBER 1998




The directors present their report and the financial statements for the year ended 31 December 1998.

PRINCIPAL ACTIVITY

The principal activity of the company is the development, installation and support of tailored accounting systems.


PROFITS FOR THE YEAR AND STATE OF AFFAIRS AS AT 31 DECEMBER 1998

The profit and loss account and balance sheet for the year ended 31 December 1998 are set out on pages 4 to 11. Profit on ordinary activities before taxation is stated in the profit and loss account on page 4.

The state of affairs is set out in the balance sheet on page 5.


DIVIDENDS AND RETENTIONS

The directors do not recommend the payment of a dividend.

DIRECTORS

The present membership of the board is set out on the company information page.


HEALTH AND SAFETY OF EMPLOYEES

It is the policy of the company to ensure the health and welfare of employees by maintaining a safe place and system of work. This policy is based on the requirements of employment legislation, including the Safety, Health and Welfare at Work Act, 1989.


FUTURE DEVELOPMENTS IN THE BUSINESS

The Directors will continue to develop the activities of the company in the ensuing year.


DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of the affairs of the company and of the profit or loss of the company for that year. In preparing these the directors are required to:


-    select suitable accounting policies and apply them consistently;

-    make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

DATASOFT LIMITED

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 1998

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts 1963 to 1990. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.


POST BALANCE SHEET EVENTS

There were no significant events affecting the Company since the balance sheet date.

AUDITORS

Cooney Carey, Chartered Accountants and Registered Auditors, have indicated their willingness to continue in office in accordance with Section 160 of the Companies Act, 1963.

TAXATION STATUS

So far as the directors are aware, the company is a close company within the meaning of the Consolidated Taxes Act 1997.




ON BEHALF OF THE BOARD

Niall Keating

______________________
DIRECTOR

Gerry Arkins

______________________
DIRECTOR



DATE:- 28TH MAY 1999

DATASOFT LIMITED

REPORT OF THE AUDITORS

TO THE MEMBERS OF DATASOFT LIMITED

We have audited the financial statements on pages 4 to 11 which have been prepared under the historical cost convention and the accounting policies set out on page 6.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 1 - 2 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at the 31 December 1998 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Acts 1963 to 1990.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report on pages 1 - 2 is consistent with the financial statements.

The net assets of the company, as stated in the Balance Sheet on page 5, are more than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 1998 a financial situation which under Section 40(l) of the Companies (Amendment) Act 1983 would require the convening of an extraordinary meeting of the company.



COONEY CAREY
CHARTERED ACCOUNTANTS AND
REGISTERED AUDITORS
4/5 DAWSON STREET
DUBLIN 2

DATE:- 1ST,JUNE 1999

DATASOFT LIMITED

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 1998


                                                                      1998                   1997
                                                                    IR(pound)               IR(pound)
                                                    NOTES
                                                    -----
TURNOVER - CONTINUING ACTIVITIES                                     210,303                 177,581

Cost of sales                                                         (6,200)                 (5,230)
                                                                    --------                --------
GROSS PROFIT                                                         204,103                 172,351

Net operating expenses                                              (196,665)               (166,086)
                                                                    --------                --------

OPERATING PROFIT - CONTINUING ACTIVITIES                               7,438                   6,265

Interest payable
and similar charges                                                  (3,520)                 (3,055)
                                                                    --------                --------
PROFIT ON ORDINARY
ACTIVITIES BEFORE TAXATION                            2                3,918                  3,210

Taxation                                              4                  546                  2,773
                                                                    --------                --------

PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                           4,464                  5,983
                                                                    --------                --------
PROFIT BROUGHT FORWARD                                                22,764                 29,451

Prior Year Adjustment                                 5                    -                (12,670)
                                                                    --------                --------
PROFIT BROUGHT FORWARD                                                22,764                 16,781
                                                                    --------                --------
PROFIT CARRIED FORWARD                                                27,228                 22,764
                                                                    --------                --------
                                                                    --------                --------




No statement of recognised gains and losses has been prepared as there have been no recognised gains or losses other than those shown above.

There is no material difference between the profit on ordinary activities before taxation and the retained profit for the year and their historical cost equivalents.

The financial statements which include the notes on pages 6 - 11 were approved by the board on 28th May 1999.



ON BEHALF OF THE BOARD


Niall Keating

______________________
DIRECTOR


Gerry Atkins

______________________
DIRECTOR

DATASOFT LIMITED

BALANCE SHEET AS AT 31 DECEMBER 1998


                                                                      1998                1997
                                                        NOTES        IR(pound)          IR(pound)
                                                        -----
FIXED ASSETS
Tangible assets                                          6            12,629               8,337
Intangible Assets                                        7            46,739              47,720
                                                                      ------              ------
                                                                      59,368              56,057
                                                                      ======              ======

CURRENT ASSETS
Stock                                                                      -               6,200
Debtors                                                  8            58,579              58,227
                                                                      ------              ------
                                                                      58,579              64,427
CREDITORS: AMOUNTS FALLING
  DUE WITHIN ONE YEAR                                   10           (67,531)            (82,320)
                                                                      ------              ------
NET CURRENT (LIABILITIES)                                             (8,952)            (17,893)
                                                                      ------              ------
TOTAL ASSETS LESS CURRENT LIABILITIES                                 50,416              38,164

CREDITORS: AMOUNTS FALLING DUE
 AFTER MORE THAN ONE YEAR                               11            (7,788)                  -
                                                                      ------              ------
                                                                      42,628              38,164
                                                                      ======              ======
FINANCED BY:

CAPITAL AND RESERVES
Called up share capital                                 12               200                 200
Share Premium                                                         15,200              15,200
Profit and loss account                                               27,228              22,764
                                                                      ------              ------
                                                        14            42,628              38,164
                                                                      ======              ======



The financial statements which include the notes on pages 6 - 11 were approved by the board on 28th May 1999.



ON BEHALF OF THE BOARD


Niall Keating

______________________
DIRECTOR

Gerry Arkins

______________________
DIRECTOR

DATASOFT LIMITED


NOTES TO THE FINANCIAL STATEMENTS


FOR THE YEAR ENDED 31 DECEMBER 1998


1.   ACCOUNTING POLICIES


1.1. ACCOUNTING CONVENTION

     The financial statements are prepared under the historical cost convention.

     The company has taken advantage of the exemption in FRSI from the requirement to produce a cashflow statement because it is a small company.

1.2. TURNOVER

     Turnover represents the total invoice value, excluding value added tax, of sales made during the year.

1.3. GOODWILL

     Goodwill is amortised through the profit and loss account in arriving at profit or loss on ordinary activities, on a systematic basis over its useful economic life.

1.4. RESEARCH AND DEVELOPMENT

     Research expenditure is written off to the profit and loss account in the year in which it is incurred. Development expenditure is written off in the same year unless the directors are satisfied as to the technical, commercial and financial viability of individual projects. In this situation, the expenditure is deferred and amortised over the period from which the company is expected to benefit.


1.5. TANGIBLE FIXED ASSETS AND DEPRECIATION

     Depreciation is provided at rates calculated to write off the cost less residual value of each asset over its expected useful life, as follows:


     Computers             -     20% Straight Line
     Office Equipment      -     12.5% Straight Line
     Furniture             -     12.5% Straight line



1.6. WORK IN PROGRESS

     Work in progress represents costs incurred by the company that are not invoiced to customers at the accounting year end.


2.   PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION


                                                      1998                  1997
                                                    IR(pound)             IR(pound)
     Amortisation of goodwill                         1,530                 1,530
     Depreciation of tangible assets                  3,999                 2,555
     Amortised deferred expenditure                   9,007                     -
     Directors' remuneration                         72,680                47,500
     Auditors' remuneration                           1,500                 1,200
                                                      =====                 =====


DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 1998

 ............ continued

3.   EMPLOYEES AND REMUNERATION

     NUMBER OF EMPLOYEES

     The average monthly numbers of employees (including the directors) during the year was 4 (1997 - 3).

     EMPLOYMENT COSTS


                                               1998                  1997
                                             IR(pound)             IR(pound)
     Wages and salaries                       102,449                84,263
     Social welfare costs                       3,258                 1,873
     Pension costs                              7,070                 6,734
                                              -------                ------
                                              112,457                92,870
                                              =======                ======



4.   TAXATION


                                                  1998                  1997
                                                IR(pound)             IR(pound)
     Over-provision in prior years                (546)                (2,773)
                                                  ====                 ======



5.   PRIOR YEAR ADJUSTMENT

     The prior year adjustment arose due to an under-provision of IR(pound)12,670 which related to maintenance sales invoices raised in advance.

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 1998

 ............. continued


6.   TANGIBLE ASSETS


                                                             OFFICE
                                            COMPUTERS     EQUIPMENT      FURNITURE                 TOTAL
                                             IR(pound)     IR(pound)      IR(pound)             IR(pound)
     COST
     At 1 January 1998                        12,066          1,626          1,544                15,236
     Additions                                 7,971            220            100                 8,291
                                              ------          -----          -----                ------
     At 31 December 1998                      20,037          1,846          1,644                23,527
                                              ------          -----          -----                ------
     DEPRECIATION

     At 1 January 1998                         5,653            613            633                 6,899
     Charge for the year                       3,543            254            202                 3,999
                                              ------          -----          -----                ------
     At 31 December 1998                       9,196            867            835                10,898
                                              ------          -----          -----                ------
     NET BOOK VALUES
     At 31 December 1998                      10,841            979            809                12,629
                                              ======          =====          =====                ======

     At 31 December 1997                       6,413          1,013            911                 8,337
                                              ======          =====          =====                ======




7.   INTANGIBLE FIXED ASSETS


                                                          DEVELOPMENT
                                                             COSTS             GOODWILL            TOTAL
                                                           IR(pound)           IR(pound)          IR(pound)
     COST
     At 1 January 1998                                       35,480              12,240            47,720
     Additions                                                9,556                   -             9,556
     Amortised during year                                   (9,007)             (1,530)          (10,537)
                                                             ------              ------            ------
     At 31 December 1998                                     36,029              10,710            46,739
                                                             ======              ======            ======



Development expenditure is now being amortised over a five year period.

Goodwill arose on the aquisition of the business previously carried on by a shareholder. The goodwill is being amortised to the profit and loss over ten years.

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 1998

 .............. continued


8.   DEBTORS


                                           1998                  1997
                                         IR(pound)             IR(pound)
     Trade debtors                         52,981               50,427
     Prepayments                            4,178                3.427
     Directors' Loans                         728                1,227
     Corporation Tax                          692                3,146
                                           ------               ------
                                           58,579               58,227
                                           ======               ======


9.   DIRECTORS AND CONNECTED PARTY LOANS


                                            1998                  1997
                                          IR(pound)             IR(pound)
     Patrica Keating                             -                   241
     Niall Keating                             728                   986
                                               ---                   ---
                                               728                 1,227
                                               ===                 =====


10.  CREDITORS: AMOUNTS FALLING DUE
       WITHIN ONE YEAR

                                                1998                  1997
                                              IR(pound)             IR(pound)
     Trade creditors                            5,621                 1,189
     Accruals                                   2,609                38,728
     Vat                                       12,923                 9,343
     Paye/Prsi                                  9,329                 4,422
     Bank overdraft                            32,426                28,638
     Bank loan                                  4,623                     -
                                               ------                ------
                                               67,531                82,320
                                               ======                ======


11.  CREDITORS: AMOUNTS FALLING DUE
       AFTER MORE THAN ONE YEAR


                                                1998                  1997
                                              IR(pound)             IR(pound)
     Bank loan                                  7,788                     -
                                                =====                  ====


DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 1998

 ............ continued


12.  SHARE CAPITAL


                                                                   1998          1997
                                                                 IR(pound)     IR(pound)
     AUTHORISED EQUITY

     100,000 Ordinary Shares of IR(pound)1 Each                   100,000      100,000
                                                                  =======      =======

     ISSUED

     200 Ordinary shares of (pound)1 each                             200          200
                                                                  =======      =======



13.  DIRECTORS SHAREHOLDINGS

     The directors of the company hold the following interests in the ordinary share capital of the company:


                                                        1998                   1997
                                                      IR(pound)              IR(pound)
     Alan Kiely                                          Nil                    Nil
     Niall Keating                                       100                    100
     Gerry Arkins                                        100                    100
                                                         ===                    ===


14.  RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS


                                                       1998                   1997
                                                     IR(pound)              IR(pound)
     Profit for the year                                4,464                 5.983
     Opening shareholders' funds                       38,164                32,181
                                                       ------                ------
     Closing shareholders' funds                       42,628                38,164
                                                       ======                ======


15.  RELATED PARTY TRANSACTIONS

     Allied Irish Bank pie hold two keyman life policies (IR(pound)90,000) and a letter of gaurantee (IR(pound)45,000) From the Directors, Niall Keating and Gerry Arkins, as security for the bank overdraft and term loan IR(pound)44,837 (1997- IR(pound)28,638)

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 1998

 ............... continued




16.  RECONCILIATION BETWEEN IRISH GAAP AND US GAAP

     The financial statements of the company set out on pages 4 to 11 have been prepared in accordance with generally accepted accounting principles in Ireland ("Irish GAAP") which differ in certain significant respects from those applicable in the US ("US GAAP"). The material differences as they apply to the Company's Financial statements are as follows:


     (a) INTANGIBLE FIXED ASSETS - DEVELOPMENT COSTS

     Under Irish GAAP research and development costs are charged against profit in the year they are incurred, except insofar as it relates to a clearly defined project and the benefits therefrom can reasonably be regarded as assured. Expenditure so deferred is limited to the value of future benefits and is amortised through the profit and loss account on a systematic basis over the period expected to to benefit from the project. Development costs are expensed as incurred under US GAAP.


     The following is a summary of the material adjustments to profit and shareholders' equity which would be required had the financial statements been prepared under US GAAP:


     (1) EFFECT ON RETAINED PROFIT

                                                                       1998                   1997
                                                                       IR(pound)           IR(pound)
     Profit as stated under Irish GAAP                                    4,464                5,983

     US GAAP Adjustments

     Developments cost written off                                         (549)             (20,000)
                                                                          -----              -------
     Net Income/(Loss) under US GAAP                                      3,915              (14,017)
                                                                          -----              -------



     (2) EFFECT ON SHAREHOLDERS EQUITY


                                                                       1998                   1997
                                                                       IR(pound)           IR(pound)
     Shareholder's Equity as stated under Irish GAAP                    42,628               38,164

     US GAAP Adjustments

     Development costs written off                                     (36,029)             (35,480)
                                                                       -------              -------

     Shareholders Equity as stated under US GAAP                         6,599                2,684
                                                                       -------              -------


DATASOFT LIMITED

DETAILED TRADING AND PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 1998


                                                                1998                1997
                                                              IR(pound)           IR(pound)
SALES

Sales Datasoft Software                                         75,552              80,834
Software Modifications                                          67,465              33,484
Software Maintence                                              58,761              46,668
Other Sales                                                      8,525              16,595
                                                              --------            --------
                                                               210,303             177,581
COST OF SALES

Opening work in progress                                         6,200              11,430
Closing work in progress                                             -              (6,200)
                                                              --------            --------
                                                                 6,200               5,230
                                                              --------            --------
GROSS PROFIT                                                   204,103             172,351

ADMINISTRATIVE EXPENSES                                       (196,665)           (166,086)
                                                              --------            --------
                                                                 7,438               6,265

OTHER EXPENSES

Bank interest & charges                                         (3,520)             (3,055)
                                                              --------            --------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                    3,918               3,210
                                                              ========            ========


DATASOFT LIMITED

ADMINISTRATIVE EXPENSES

FOR THE YEAR ENDED 31 DECEMBER 1998


                                                                         1998              1997
                                                                       IR(pound)         IR(pound)
ADMINISTRATIVE EXPENSES

Purchase of accessories/software                                         2,326             7,804
Contract development                                                     1,000             7,122
Salaries                                                                33,027            21,137
Directors' salary                                                       72,680            47,500
Staff pension /Vhi                                                       7,788             7,355
Training Costs                                                               -             3,221
Commission                                                                   -             4,417
Office rent                                                             11,697            11,365
Consultancy                                                              2,110             2,742
Insurance                                                                  448               204
Printing, postage and stationery                                         1,766             1,088
Advertising                                                              6,215             4,699
Telephone                                                                9,203             9,710
Motor expenses                                                          24,046            20,397
Travelling expenses                                                      1,495             3,355
Entertainment                                                              636             1,096
Amortised research & development costs                                   9,007                 -
Audit & Accountancy                                                      2,525             3,390
Loss on exchange                                                            44                50
Sundry expenses                                                          5,123             5.349
Amortisation of goodwill                                                 1,530             1,530
Depreciation office equipment                                              254               189
Depreciation furniture                                                     202               193
Depreciation computer equipment                                          3,543             2,173
                                                                       -------           -------
                                                                       196,665           166,086
                                                                       =======           =======


                                EXHIBIT FS-11

                  DATASOFT LIMITED FINANCIAL STATEMENTS FOR
                      THE YEAR ENDED 31 DECEMBER 1997

                                DATASOFT LIMITED

                              FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED

                                31 DECEMBER 1997

DATASOFT LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 1997


TABLE OF CONTENTS                                                      PAGE
-----------------                                                      ----
Company Information                                                      1

Statement of Directors' Responsibilities                                 2

Directors' Report                                                        3

Auditors' Report                                                       4 - 5

Accounting Policies                                                    6 - 7

Profit and Loss Account                                                  8

Balance Sheet                                                            9

Notes to the Financial Statements                                     10 - 12


THE FOLLOWING PAGE DOES NOT FORM PART OF THE STATUTORY ACCOUNTS


Detailed Profit and Loss Account                                        13


DATASOFT LIMITED

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 1997


                             COMPANY INFORMATION

DIRECTORS                                           Niall Keating
                                                    Gerry Arkins
                                                    Alan Kiely


SECRETARY                                           Niall Keating


AUDITORS                                            Cooney Carey
                                                    Chartered Accountants
                                                    and Registered Auditors
                                                    4/5 Dawson Street
                                                    Dublin 2

SOLICITORS                                          Michael Nugent & Cc
                                                    6 Sandford Road
                                                    Ranelagh
                                                    Dublin 6


BANKERS                                             Allied Irish Bank Plc
                                                    69/71 Morehampton Road
                                                    Ranelagh
                                                    Dublin 6


REGISTERED OFFICE                                   4/5 Dawson Street
                                                    Dublin 2


REGISTERED NO. OF INCORPORATION                     209434

DATASOFT LIMITED

STATEMENT OF DIRECTORS'

REPONSIBILITIES FOR THE YEAR ENDED 31 DECEMBER 1997



Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company for that period. In preparing those financial statements, the directors are required to:




   -    select suitable accounting policies and then apply them consistently;


   -    make judgements and estimates that are reasonable and prudent;


   - state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;


   - prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.




The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts 1963 to 1990. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

DATASOFT LIMITED

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with audited accounts of the Company for the year ended 31 December 1997.

1. PRINCIPAL ACTIVITIES AND REVIEW OF THE BUSINESS

   The Company is engaged in the development, installation and support of tailored accounting systems.

2. PROFITS FOR THE YEAR AND STATE OF AFFAIRS AS AT 31 DECEMBER 1996

   The Profit and Loss Account and Balance Sheet for the year ended 31 December 1997 are shown on pages 6 to 12.

3. DIVIDENDS

   The directors do not recommend the payment of any dividend.

4. DIRECTORS

   The present membership of the Board is set out on page 1.

5. EVENTS SINCE YEAR END

   There have been no significant events affecting the company since the year end.

6. AUDITORS

   Cooney Carey, Chartered Accountants and Registered Auditors, having expressed their willingness, continue in office in accordance with Section 160 of the Companies Act 1963.

7. SAFETY, HEALTH & WELFARE AT WORK ACT, 1989

   The Company has prepared a Safety Statement in accordance with the Safety, Health and Welfare at Work Act, 1989 and has implemented it's terms in all of the Company's workplaces.

                                             ON BEHALF OF THE BOARD

                                             GERRY ARKINS

                                             ______________________

                                             NIALL KEATING

                                             ______________________
                                                    DIRECTORS
                                             DATE: 24 FEBRUARY 1998

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF

DATASOFT LIMITED



We have audited the financial statements set out on pages 8 to 12 which have been prepared under the historical cost convention and the accounting policies set out on pages 6 and 7.



RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS


As described on page 2 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.



BASIS OF OPINION


We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.


We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.



OPINION


In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 1997 and of its profits for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 1990.

TO THE SHAREHOLDERS OF

DATASOFT LIMITED




We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The financial statements are in agreement with the books of account.




In our opinion the information given in the Report of the Directors on page 3 is consistent with the financial statements.




The net assets of the company, as stated in the balance sheet on page 9, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 1997 a financial situation which under Section 40(1) of the Companies (Amendment) Act 1983 would require the convening of an extraordinary general meeting of the company.





COONEY CAREY
CHARTERED ACCOUNTANTS & REGISTERED AUDITORS
4/5 DAWSON STREET
DUBLIN 2

DATE: 24 FEBRUARY 1998

DATASOFT LIMITED

ACCOUNTING POLICIES

FOR THE YEAR ENDED 31 DECEMBER 1997

FIXED ASSETS AND DEPRECIATION


The cost of fixed assets is written off by equal annual instalments over their estimated useful lives as follows:-


               Computers                20%   Straight line
               Office Equipment         12.5% Straight line
               Furniture                12.5% Straight line





TURNOVER


The turnover of the company is the amount invoiced to customers for goods & services provided, exclusive of value added tax.


INTANGIBLE ASSETS


Development expenditure is written off in the year of expenditure except in the following circumstances where it may be deferred to future periods:


(a) There is a clearly defined project, and

(b) the related expenditure is separately identifiable, and

(c) the outcome of such a project has been assessed with reasonable certainty as to:

    (1) its technical feasibility, and
    (2) its ultimate commercial viability


(d) the aggregate of the deferred development costs, any further development costs, and related production, selling and administration costs is reasonably expected to be exceeded by related future sales or other revenues, and

(e) adequate resources exist,or are reasonably expected to be available, to enable the project to be completed and to provide any consequential increases in working capital.

In the foregoing circumstances development expenditure may be deferred to the extent that its recovery can reasonably be regarded as assured.

The development expenditure will be amortised to the profit and loss account over a five year period, upon completion of the project.

DATASOFT LIMITED

FOR THE YEAR ENDED 31 DECEMBER 1997


ACCOUNTING CONVENTION

The financial statements have been prepared under the historical cost convention.



WORK IN PROGRESS

Work in progress represents costs incurred by the company that are not invoiced to customers at the accounting year end.



GOODWILL

Goodwill is amortised through the profit and loss account in arriving at profit or loss on ordinary activities, on a systematic basis over its useful economic life.

DATASOFT LIMITED

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 1997


                                                                                                         AS
                                                                                                     RE-STATED
                                                                                1997                    1996
                                                          NOTES              IR(pound)               IR(pound)
                                                          -----
TURNOVER                                                                       177,581               137,172

Cost of Sales                                                                  (13,034)                8,760
                                                                              --------              --------
GROSS PROFIT                                                                   164,547               145,932

Administrative expenses                                                       (158,282)             (147,745)

Interest Payable
& Similar Charges                                                               (3,055)                 (938)
                                                                              --------              --------

PROFIT/(LOSS) ON ORDINARY
ACTIVITIES BEFORE TAXATION                                  2                   3,210                 (2,751)

Taxation                                                    3                   2,773                 (2,882)
                                                                              --------              --------
PROFIT/(LOSS) RETAINED FOR THE YEAR                                             5,983                 (5,633)
                                                                              --------              --------
PROFIT BROUGHT FORWARD                                                         29,451                 22,414

Prior Year Adjustment                                       5                 (12,670)                     -
                                                                              --------              --------
REVISED PROFIT BROUGHT FORWARD                                                 16,781                 22,414
                                                                              --------              --------
PROFIT CARRIED FORWARD                                                         22,764                 16,781
                                                                              ========              ========



  The financial statements which include the notes on pages 10 to 12 were approved by the Directors on the


                                                  ON BEHALF OF THE BOARD

                                                  GERRY ARKINS

                                                  ----------------------

                                                  NIALL KEATING

                                                  ----------------------
                                                        DIRECTORS

                                                  DATE: 24 FEBRUARY 1998

DATASOFT LIMITED

BALANCE SHEET

AS AT 31 DECEMBER 1997


                                                                                                           AS
                                                                                                        RE-STATED
                                                                                       1997               1996
                                                            NOTES                   IR(pound)           IR(pound)
                                                            -----
FIXED ASSETS

Tangible Assets                                                6                       8,337                9,010
Intangible Assets                                              4                      47,720               29,250
                                                                                     -------              -------
                                                                                      56,057               38,260

CURRENT ASSETS

Work in Progress                                                                       6,200               11,430
Debtors                                                        7                      58,227               48,624
                                                                                     -------              -------
                                                                                      64,427               60,054
CREDITORS (AMOUNTS FALLING
DUE WITHIN ONE YEAR)                                           9                     (82,320)             (66,133)
                                                                                     -------              -------

NET CURRENT (LIABILITIES)                                                            (17,893)              (6,079)
                                                                                     -------              -------

TOTAL ASSETS LESS CURRENT LIABILITIES                                                 38,164               32,181
                                                                                     =======              =======

FINANCED BY


CAPITAL AND RESERVES

Called Up Share Capital                                       10                         200                  200
Share Premium                                                                         15,200               15,200
Profit and Loss Account                                                               22,764               16,781
                                                                                     -------              -------
                                                                                      38,164               32,181
                                                                                     =======              =======



The financial statements which include the notes on pages 10 to 12 were approved by the Directors on the

                                                  ON BEHALF OF THE BOARD

                                                  GERRY ARKINS

                                                  ----------------------

                                                  NIALL KEATING

                                                  ----------------------
                                                       DIRECTORS
                                                  DATE: 24 FEBRUARY 1998

DATASOFT LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 1997

1. EMPLOYEES AND REMUNERATION

   The average number of persons employed by the company during the financial year was 3 (1996 - 2).


                                               1997                    1996
                                            IR(pound)                IR(pound)

   THE STAFF COSTS ARE COMPRISED OF:

   Wages and Salaries                         84,263                  73,074
   Social Welfare Costs                        1,873                   1,765
   Pension                                     6,734                   6,413
                                              ------                  ------
                                              92,870                  81,252
                                              =======                =======



2. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION


   Profit is stated after charging:                                1997                 1996
                                                                 IR(pound)            IR(pound)
   Auditors Fees                                                  1,200                1,200
   Depreciation                                                   2,555                2,444
   Directors Remuneration (Including Pension)                    71,734               64,413
                                                                 =======             =======



3. TAXATION


                                                                   1997                 1996
                                                                 IR(pound)            IR(pound)
   BASED ON THE PROFITS FOR THE YEAR:
   ---------------------------------
   Corporation Tax @ 30%/38% less
   Manufacturing Relief                                               -                 2,882
   Over-provision in prior years                                 (2,773)                    -
                                                                 ------                 -----
                                                                 (2,773)                2,882
                                                                 =======              =======



4. INTANGIBLE ASSETS


                                   DEVELOPMENT
                                   EXPENDITURE       GOODWILL         TOTAL
                                    IR(pound)        IR(pound)       IR(pound)
   Opening Balance                      15,480         13,770        29,250
   Additions during year                20,000              -        20,000
   Amortised to P & L                        -         (1,530)       (1,530)
                                        ------         ------        ------
   Closing balance                      35,480         12,240        47,720
                                        ======         ======        ======



   All development expenditure on the new software project is being deferred until the project is completed. From the date of completion, the deferred expenditure will be amortised over a five-year period.

   The goodwill arose on the acquisition of the business previously carried on by the new shareholder. The goodwill is to be amortised to the profit and loss account over ten years.

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 1997


5. PRIOR YEAR ADJUSTMENT

   The prior year adjustment arose due to an under-provision of IR(pound)12,670 which related to maintenance sales invoices raised in advance.

6. TANGIBLE FIXED ASSETS


                                                                 OFFICE
                                             COMPUTERS          EQUIPMENT          FURNITURE        TOTAL
                                             ---------          ---------          ---------        -----
   COST

   Balance 01/01/97                           10,324              1,486             1,544          13,354

   Additions                                   1,742                140                 -           1,882
                                              ------              -----             -----          ------
   At 31/12/97                                12,066              1,626             1,544          15,236
                                              ======              =====             =====          ======

   DEPRECIATION

   Balance 01/01/97                            3,480                424               440           4,344

   Charge for year                             2,173                189               193           2,555
                                              ------              -----             -----          ------
   At 31/12/97                                 5,653                613               633           6,899
                                              ======              =====             =====          ======

   NET BOOK VALUE

   At 31/12/97                                 6,413              1,013               911           8,337
                                              ======              =====             =====          ======

   At 31/12/96                                 6,844              1,062             1,104           9,010
                                              ======              =====             =====          ======



7. DEBTORS (RECEIVABLE WITHIN ONE YEAR)


                                                               1997              1996
                                                             IR(pound)          IR(pound)
   Trade Debtors                                              50,427             38,429
   Prepayments                                                 3,427              2,094
   Corporation Tax                                             3,146                  -
   Directors & Connected Party Loans (Note 8)                  1,227              2,859
   Other Debtors                                                   -              5,242
                                                              ------             ------
                                                              58,227             48,624
                                                              ======             ======


DATASOFT LIMITED
NOTES TO THE FINANCIAL
STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 1997

8. DIRECTORS AND CONNECTED PARTY LOANS


                                        1997              1996
                                      IR(pound)         IR(pound)
   Patricia Keating                      241             1,873
   Niall Keating                         986               986
                                       -----             -----
                                       1,227             2,859
                                       =====             =====


   The loans are shown at their highest levels.

9. CREDITORS (PAYABLE WITHIN ONE YEAR)


                                                                  AS
                                                              RE-STATED
                                            1997                1996
                                          IR(pound)           IR(pound)
   Trade Creditors                           1,189                8,452
   Accruals                                 38,728               14,018
   VAT                                       9,343                3,579
   PAYE/PRSI                                 4,422                7,519
   Corporation Tax                               -                2,190
   Bank overdraft                           28,638               30,375
                                            ------               ------
                                            82,320               66,133
                                            ======               ======


10. SHARE CAPITAL


                                                          1997                 1995
                                                          IR(pound)            IR(pound)
  AUTHORISED:
  100,000 Ordinary Shares of IR(pound)1 Each              100,000              100,000
                                                          =======              =======

  ALLOTTED AND FULLY PAID:
  200 ordinary shares of IR(pound)1 each                      200                  200
                                                          =======              =======


11. DIRECTORS SHAREHOLDING

    The directors of the company hold the following beneficial interests in the ordinary share capital of the company


                                             1997               1996
                                           IR(pound)          IR(pound)
   Alan Kiely                                 Nil                Nil
   Niall Keating                              100                100
   Gerry Arkins                               100                100
                                              ---                ---


DATASOFT LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 1997


13. RECONCILIATION BETWEEN IRISH GAAP AND US GAAP

The financial statements of the company set out on pages 4 to 12 have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP) which differ in certain significant respects from those applicable in the US (US GAAP). The material diferences as they apply to the Company's financial statements are as follows:

(A) INTANGIBLE FIXED ASSETS - DEVELOPMENT COSTS

Under Irish GAAP research and development costs are charged against profit in the year they are incurred, except insofar as it relates to a clearly defined project and the benefits therefrom can reasonably be regarded as assured. Expenditure so deferred is limited to the value of future benefits and is amortised through the profit and loss account on a systematic basis over the period expected to benefit from the project. Development costs are expensed as incurred under US GAAP.

The following is a summary of the material adjustments to profit and shareholders' equity which would be required had the financial statements been prepared under US GAAP:

(1) EFFECT ON RETAINED PROFIT


                                                                1997          1996
                                                              IR(pound)     IR(pound)
Profit/(Loss) as stated under Irish GAAP                         5,983        (5,633)

US GAAP Adjustments

Development costs written off                                  (20,000)       (9,480)
                                                               -------        ------

Net Income/(Loss) under US GAAP                                (14,017)      (15,113)
                                                               -------       -------



(2) EFFECT ON SHAREHOLDERS' EQUITY


                                                                 1997           1996
                                                               IR(pound)      IR(pound)
Shareholders' Equity as stated under Irish GAAP                 38,164        32,181

US GAAP Adjustments

Development costs written off                                  (35,480)      (15,480)
                                                               -------       -------

Shareholders' Equity as stated under US GAAP                     2,684        16,701
                                                               -------       -------


DATASOFT LIMITED

DETAILED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 1997


                                                                                        AS
                                                                                     RE-STATED
                                                                 1997                   1996
                                                               IR(pound)             IR(pound)
REVENUE:

Sales Datasoft Software                                         80,834                  41,595
Software Modifications                                          33,484                  41,634
Software Maintenance                                            46,668                  29,947
Other Sales                                                     16,595                  23,996
                                                               -------                 -------
                                                               177,581                 137,172
COST OF SALES:

Opening Work in Progress                                       (11,430)                      -
Closing Work in Progress                                         6,200                  11,430
                                                               -------                 -------

GROSS PROFIT                                                   172,351                 148,602

OVERHEADS:

Purchases of Accessories/Software                                7,804                   2,670
Contract Development                                             7,122                   1,325
Staff Pension/VHI                                                7,355                   6,873
Salaries                                                        21,137                  16,840
Directors' Salaries                                             47,500                  58,000
Training Costs                                                   3,221                       -
Commission                                                       4,417                   3,460
Motor Expenses                                                  20,397                  22,321
Sundry Expenses                                                  5,246                   3,824
Entertainment                                                    1,096                   1,004
Consultancy                                                      2,742                   2,648
Depreciation Furniture                                             193                     193
Depreciation Computer Equipment                                  2,173                   2,065
Depreciation Office Equiptment                                     189                     186
Office Rent                                                     11,365                   9,835
Discs                                                              103                     206
Insurance                                                          204                     221
Printing, Postage & Stationery                                   1,088                   1,032
Advertising                                                      4,699                   2,351
Telephone & Telex                                                9,710                   7,663
Travelling Expenses                                              3,355                   2,939
Audit & Accountancy Fees                                         3,390                   3,229
Bank Interest & Charges                                          3,055                     938
Loss on Exchange                                                    50                       -
Amortisation of Goodwill                                         1,530                   1,530
                                                               -------                 -------
                                                               169,141                 151,353
                                                               -------                 -------
PROFIT/(LOSS) ON ORDINARY
ACTIVITIES BEFORE TAXATION                                       3,210                  (2,751)
                                                                 =====                  ======


                              EXHIBIT FS-12

             DATASOFT LIMITED DIRECTORS' REPORT AND FINANCIAL
               STATEMENTS FOR THE PERIOD ENDED 16 JULY 1999

                                Datasoft Limited
                   Directors' Report and Financial Statements
                        For the period ended 16 July 1999

DATASOFT LIMITED

COMPANY INFORMATION


DIRECTORS                  Niall Keating (Resigned on the 16 July 1999)
                           Gerry Arkins (Resigned on the 16 July 1999)
                           Alan Kiely (Resigned on the 16 July 1999)
                           Mark Howell (Appointed on the 16 July 1999)
                           Paul Carroll (Appointed on the 16 July 1999)

SECRETARY                  Niall Keating (Resigned on the 16 July 1999)
                           Helena Mulcahy (Appointed on the 16 July 1999)

COMPANY NUMBER             209434

REGISTERED OFFICE          Premier Group House
                           Camden Lock
                           South Dock Road
                           Dublin 4

AUDITORS                   Cooney Carey
                           Chartered Accountants and Registered Auditors
                           4/5 Dawson Street
                           Dublin 2

BANKERS                    Allied Irish Bank Plc
                           69/71 Morehampton Road
                           Ranelagh
                           Dublin 6

DATASOFT LIMITED

TABLE OF CONTENTS


                                                PAGE
                                              -------
Directors' Report                               1 - 2

Auditors' Report                                3 - 4

Profit and Loss Account                             5

Balance Sheet                                       6

Notes to the Financial Statements              7 - 11

* The following pages do not form part of the statutory financial statements

Detailed Trading and Profit & Loss Account    12 - 13

DATASOFT LIMITED

DIRECTORS' REPORT

FOR THE PERIOD ENDED 16 JULY 1999


The directors present their report and the financial statements for the period ended 16 July 1999.

PRINCIPAL ACTIVITY

The principal activity of the company is the development, installation and support of tailored accounting systems.

RESULTS FOR THE PERIOD AND STATE OF AFFAIRS AS AT 16 JULY 1999

The profit and loss account and balance sheet for the period ended 16 July 1999 are set out on pages 5 to 11. Loss on ordinary activities before taxation is stated in the profit and loss account on page 5.

The state of affairs is set out in the balance sheet on page 6.

DIVIDENDS AND RETENTIONS

The directors are not recommending the payment of a dividend for the period.

Directors

The Directors of the Company are those listed on the company information page.

YEAR 2000

Many computers and digital storage systems express using the last two digits for the year and will thus require modification or replacement to accommodate the year 2000 and beyond in order to avoid malfunctions and commerical disruption.

Datasoft Limited is currently in the process of assessing the potential impact of the above on the company, its suppliers and customers and is developing action plans to address the key issues in advance of critical dates and without disruption to the company's business. These plans will ensure that all affected computer operations are replaced or modified prior to the critical date.

Whilst no detailed cost estimates are currently available, in the directors opinion, the incremental costs associated with Year 2000 compliance are not expected to be material.

EURO

Datasoft Limited is currently in the process of reviewing the effect the Euro will have on its commercial and financial processes and its computer systems and is carrying out action plans designed to address the Euro in advance of critical dates without disruption to the business.

HEALTH AND SAFETY OF EMPLOYEES

It is the policy of the company to ensure the health and welfare of employees by maintaining a safe place and system of work. This policy is based on the requirements of employment legislation, including the Safety, Health and Welfare at Work Act, 1989.

DATASOFT LIMITED

DIRECTORS' REPORT

FOR THE PERIOD ENDED 16 JULY 1999



FUTURE DEVELOPMENTS IN THE BUSINESS

The Directors will continue to develop the activities of the company in the ensuing year.

DIRECTORS' RESPONSIBILITIES


Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of the affairs of the company and of the profit or loss of the company for that period. In preparing these the directors are required to:

-    select suitable accounting policies and apply them consistently;

-    make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts 1963 to 1990. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.


POST BALANCE SHEET EVENTS

There were no significant events affecting the company since the balance sheet date.

AUDITORS

Cooney Carey, Chartered Accountants and Registered Auditors, have indicated their willingness to continue in office in accordance with Section 160 of the Companies Act, 1963.




ON BEHALF OF THE BOARD
MARK HOWELL                                              PAUL CARROLL
-----------------------                                  -----------------
DIRECTOR                                                 DIRECTOR


DATE:- 16TH NOVEMBER 1999

DATASOFT LIMITED

REPORT OF THE AUDITORS

TO THE MEMBERS OF DATASOFT LIMITED

We have audited the financial statements on pages 5 to 11 which have been prepared under the historical cost convention and the accounting policies set out on page 7.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 1 - 2 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.


BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.


GOING CONCERN

The Company incurred losses for the period after taxation of IR(pound) 76,237 (1998 - Profit of IR(pound) 4,464) and the Company's net liabilities at the period end was IR(pound) 33,609 (1998 - net assets IR(pound) 42,628). The Company's holding company has pledged to support the Company for the forseeable future. In this regard the financial statements have been prepared on a going concern basis. Our opinion is not qualified in this regard.

DATASOFT LIMITED

REPORT OF THE AUDITORS

TO THE MEMBERS OF DATASOFT LIMITED

OPINION

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at the 16 July 1999 and of its results for the period then ended and have been properly prepared in accordance with the Companies Acts 1963 to 1990.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion the information given in the directors' report on pages 1 - 2 is consistent with the financial statements.

The net assets of the company, as stated in the Balance Sheet on page 6, are less than half of the amount of its called up share capital and, in our opinion, on that basis there does exist at 16 July 1999 a financial situation which under
Section 40(1) of the Companies (Amendment) Act 1983 may require the convening of an extraordinary meeting of the company.

COONEY CAREY
CHARTERED ACCOUNTANTS AND
REGISTERED AUDITORS
4/5 DAWSON STREET
DUBLIN 2

DATE:- 17TH NOVEMBER 1999

DATASOFT LIMITED

PROFIT AND LOSS ACCOUNT

FOR THE PERIOD ENDED 16 JULY 1999

                                                              1999                 1998
                                                            IR(pound)            IR(pound)

                                                  NOTES
TURNOVER - CONTINUING ACTIVITIES                             121,272              210,303

Cost of sales                                                 (3,596)              (6,200)
                                                            --------             --------
GROSS PROFIT                                                 117,676              204,103

Net operating expenses                                      (192,465)            (196,665)
                                                            --------             --------
OPERATING (LOSS)/PROFIT - CONTINUING ACTIVITIES              (74,789)               7,438

Loss on disposal of tangible assets                             (989)                   -
                                                            --------             --------

(LOSS)/PROFIT ON ORDINARY ACTIVITIES
BEFORE INTEREST                                              (75,778)               7,438

Interest payable and similar charges                            (459)              (3,520)
                                                            --------             --------

(LOSS)/PROFIT ON ORDINARY ACTIVITIES
BEFORE TAXATION                                   3          (76,237)               3,918

Taxation                                          4                -                  546
                                                            --------             --------

(LOSS)/PROFIT ON ORDINARY ACTIVITIES
AFTER TAXATION                                               (76,237)               4,464

PROFIT BROUGHT FORWARD                                        27,228               22,764
                                                            --------             --------
(LOSS)/PROFIT CARRIED FORWARD                                (49,009)              27,228
                                                            ========             ========

No statement of recognised gains and losses has been prepared as there have been no recognised gains or losses other than those shown above.

There is no material difference between the (loss)/profit on ordinary activities before taxation and the retained (loss)/profit for the period and their historical cost equivalents.

The financial statements which include the notes on pages 7 - 11 were approved by the board on 16th November 1999.

ON BEHALF OF THE BOARD

MARK HOWELL
-------------------------
DIRECTOR


PAUL CARROLL
-------------------------
DIRECTOR

DATASOFT LIMITED

BALANCE SHEET AS AT 16 JULY 1999

                                                                                   1999                1998
                                                                  NOTES          IR(pound)          IR(pound)
FIXED ASSETS
Tangible assets                                                     5            20,667              12,629
Intangible assets                                                   6                 -              46,739
                                                                             ----------             -------
                                                                                 20,667              59,368
                                                                             ----------             -------

CURRENT ASSETS
Debtors                                                             7            89,491              58,579

CREDITORS: AMOUNTS FALLING
  DUE WITHIN ONE YEAR                                               9          (137,246)            (67,531)
                                                                             ----------             -------
NET CURRENT (LIABILITIES)                                                       (47,755)             (8,952)
                                                                             ----------             -------
TOTAL ASSETS LESS CURRENT LIABILITIES                                           (27,088)             50,416

CREDITORS: AMOUNTS FALLING DUE
  AFTER MORE THAN ONE YEAR                                         10            (6,521)             (7,788)
                                                                             ----------             -------
                                                                                (33,609)             42,628
                                                                             ==========             =======

FINANCED BY:

CAPITAL AND RESERVES
Called up share capital                                            11               200                 200
Share Premium                                                                    15,200              15,200
Profit and loss account                                                         (49,009)             27,228
                                                                             ----------             -------
                                                                   13           (33,609)             42,628
                                                                             ==========             =======

The financial statements which include the notes on pages 7 - 11 were approved by the board on 16th November 1999.

ON BEHALF OF THE BOARD

MARK HOWELL
-------------------------
DIRECTOR


PAUL CARROLL
-------------------------
DIRECTOR

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 16 JULY 1999


1.       ACCOUNTING POLICIES

1.1.     ACCOUNTING CONVENTION

         The financial statements are prepared under the historical cost convention. The company has taken advantage of the exemption in FRS1 from the requirement to produce a cashflow statement because it is a small company.

1.2.     TURNOVER

         Turnover represents the total invoice value, excluding value added tax, of sales made during the period.

1.3.     GOODWILL

         Goodwill is amortised through the profit and loss account in arriving at profit or loss on ordinary activities, on a systematic basis over its useful economic life.

1.4.     RESEARCH AND DEVELOPMENT

         Research expenditure is written off to the profit and loss account in the year in which it is incurred. Development expenditure is written off in the same year unless the directors are satisfied as to the technical, commercial and financial viability of individual projects. In this situation, the expenditure is deferred and amortised over the period from which the company is expected to benefit.

1.5.     TANGIBLE FIXED ASSETS AND DEPRECIATION

         Depreciation is provided at rates calculated to write off the cost less residual value of each asset over its expected useful life, as follows:


         Computers         -   20% Straight Line
         Office Equipment  -   12.5% Straight Line
         Furniture         -   12.5% Straight line
         Motor vehicles    -   25% Straight Line


2.       EMPLOYEES AND REMUNERATION

         NUMBER OF EMPLOYEES

         The average number of employees (including the directors) during the year was 4 (1998-4).

         EMPLOYMENT COSTS

                                                    1999           1998
                                               IR(pound)      IR(pound)
         Wages and salaries                      72,768       102,449
         Social welfare costs                     3,825         3,258
         Pension costs                            4,259         7,070
                                               --------       -------
                                                 80,852       112,777
                                               ========       =======

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 16 JULY 1999

 ...............                  continued

3.       (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

         (Loss)/profit on ordinary activites before taxation is stated after charging:

                                                    1999            1998
                                               IR(pound)       IR(pound)
         Amortisation of goodwill                10,710            1,530
         Depreciation of tangible assets          2,561            3,999
         Amortised deferred expenditure          37,463            9,007
         Directors' remuneration                 41,420           72,680
         Auditors' remuneration                   1,850            1,500
                                                 ======           ======

4.       TAXATION

                                                    1999            1998
                                               IR(pound)       IR(pound)
         Over-provision in prior years                -            (546)
                                                 ======          ======

         There is no taxation charge in the current period due to the incidence of losses.

5.       TANGIBLE ASSETS

                                     LEASED
                                     COMPUTER                         OFFICE          MOTOR
                                    EQUIPMENT        FURNITURE     EQUIPMENT       VEHICLES           TOTAL
                                    IR(pound)        IR(pound)     IR(pound)       IR(pound)       IR(pound)
    Cost
    At 1 January 1999                  20,037           1,644          1,846              -          23,527
    Additions                           3,788             300              -          7,500          11,588
    Disposals                               -          (1,944)             -              -          (1,944)
                                       ------          ------          -----          -----         -------
    At 16 July 1999                    23,825               -          1,846          7,500          33,171
                                       ------          ------          -----          -----         -------
    DEPRECIATION
    At 1 January 1999                   9,196             835            867              -          10,898
    On disposals                            -            (955)             -              -            (955)
    Charge for the period               2,171             120            114            156           2,561
                                       ------          ------          -----          -----         -------
    At 16 July 1999                    11,367               -            981            156          12,504
                                       ------          ------          -----          -----         -------

    NET BOOK VALUES

    At 16 July 1999                    12,458               -            865          7,344          20,667
                                      =======           =====          =====          =====          ======
    At 31 December 1998                10,841             809            979              -          12,629
                                      =======           =====          =====          =====          ======

         At 16th July 1999 the company had not authorised or contracted for further capital expenditure not provided for in the financial statements.

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 16 JULY 1999

 ...............                  continued

6.       INTANGIBLE FIXED ASSETS

                                                DEVELOPMENT
                                                      COSTS       GOODWILL           Total
                                                  IR(pound)       IR(pound)      IR(pound)
         COST
         At 1 January 1999                           36,029         10,710          46,739
         Additions                                    1,434              -           1,434
         Amortised during year                      (37,463)       (10,710)        (48,173
                                                   --------        -------         -------
         At 16 July 1999                                 -               -               -
                                                   ========        =======         =======

         Development expenditure is being amortised in full. Goodwill arose on the aquisition of the business previously carried on by a shareholder. The goodwill is amortised in full.

7.       DEBTORS

                                                 1999                    1998
                                            IR(pound)               IR(pound)
         Trade debtors                       79,230                 52,981
         Prepayments                          8,156                  4,178
         Directors' Loans                     1,413                    728
         Corporation Tax                        692                    692
                                             ------                 ------
                                             89,491                 58,579
                                             ======                 ======

8.       DIRECTORS AND CONNECTED PARTY LOANS

                                                 1999                    1998
                                            IR(pound)               IR(pound)
         Gerard Arkins                             85                      -
         Niall Keating                          1,328                    728
                                               ------                 ------
                                                1,413                    728
                                               ======                 ======

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 16 JULY 1999

 ...............                  continued

9.       CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                              1999                  1998
                                         IR(pound)             IR(pound)
         Trade creditors                    10,562                 5,621
         Accruals                           64,838                 2,609
         Lease creditor                      6,284                     -
         Vat                                24,551                12,923
         Paye/Prsi                           6,134                 9,329
         Bank overdraft                     21,932                32,426
         Bank loan                           2,945                 4,623
                                           -------                ------
                                           137,246                67,531
                                           =======                ======

10.      CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                              1999                  1998
                                         IR(pound)             IR(pound)
         Bank Loan                          6,521                 7,788
                                           ======                 =====

11.      SHARE CAPITAL

                                              1999                  1998
                                         IR(pound)             IR(pound)
         AUTHORISED EQUITY

         100,000 Ordinary Shares of
         IR(pound) 1 Each                  100,000               100,000
                                           =======               =======

         ISSUED

         200 Ordinary shares of
         IR(pound) 1 each                      200                   200
                                           =======               =======

12.      DIRECTORS SHAREHOLDINGS

         The directors of the company hold the following interests in the ordinary share capital of the company:

                                              1999                  1998
                                         IR(pound)             IR(pound)
         Alan Kiely                           Nil                   Nil
         Niall Keating                        Nil                   100
         Gerry Arkins                         Nil                   100
         Mark Howell                          Nil                   N\A
         Paul Carroll                         Nil                   N\A
                                              ===                   ===

DATASOFT LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDED 16 JULY 1999

 ...............                  continued

13.      RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                              1999                  1998
                                         IR(pound)             IR(pound)
         (Loss)/profit for the period     (76,237)                4,464
         Opening shareholders' funds       42,628                38,164
                                          -------                ------
         Closing shareholders' funds      (33,609)               42,628
                                          =======                ======

14.      ACCOUNTING PERIOD

         The current accounting period is from 1 st January 1999 to 16th July 1999. The comparative accounting period is the year ended 31 st December 1998.

15.      HOLDING COMPANY

         The company is a wholly owned subsidiary of Premier Software Limited, a company having its registered office at Premier Group House, Camden Lock, South Dock Road, Dublin 4.

DATASOFT LIMITED

DETAILED TRADING AND PROFIT AND LOSS ACCOUNT

FOR THE PERIOD ENDED 16 JULY 1999

                                                                           1999                  1998
                                                                      IR(pound)             IR(pound)

         SALES

         Sales Datasoft Software                                        47,199                75,552
         Software Modifications                                         28,165                67,465
         Software Maintenance                                           36,700                58,761
         Other Sales                                                     9,208                 8,525
                                                                       -------              --------
                                                                       121,272               210,303

         COST OF SALES

         Opening work in progress                                            -                (6,200)
         Other purchases                                                (3,596)                    -
                                                                       -------              --------
                                                                        (3,596)               (6,200)
                                                                       -------              --------
         GROSS PROFIT                                                  117,676               204,103

         ADMINISTRATIVE EXPENSES                                      (192,465)             (196,665)
                                                                       -------              --------
                                                                       (74,789)                7,438

         OTHER EXPENSES

         Loss on disposal of fixed assets                                 (989)                    -
         Bank interest & charges                                          (185)               (3,520)
         Finance lease interest                                           (274)                    -
                                                                       -------              --------
         (LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION          (76,237)                3,918
                                                                       =======              ========

DATASOFT LIMITED

ADMINISTRATIVE EXPENSES

FOR THE PERIOD ENDED 16 JULY 1999

                                                                 1999                  1998
                                                            IR(pound)             IR(pound)
ADMINISTRATIVE EXPENSES

Purchase of accessories/software                               4,456                 2,326
Contract development                                               -                 1,000
Salaries                                                      35,173                33,027
Directors' salary                                             41,420                72,680
Staff pension/Vhi                                              4,705                 7,788
Staff costs                                                    2,280                     -
Office rent                                                    5,400                11,697
Consultancy                                                    4,240                 2,110
Insurance                                                      1,304                   448
Light and heat                                                   300                     -
Repairs and maintenance                                          343                     -
Courier charges                                                  692                     -
Printing, postage and stationery                                 642                 1,766
Advertising                                                    4,893                 6,215
Telephone                                                      5,123                 9,203
Motor expenses                                                12,813                24,046
Travelling expenses                                            2,853                 1,495
Entertainment                                                    459                   636
Amortised research & development costs                        37,463                 9,007
Legal and professional                                         8,786                     -
Audit and accountancy                                          2,205                 2,525
Bank interest and charges                                      1,316                     -
Loss on exchange                                                 (12)                   44
Sundry expenses                                                2,340                 5,123
Amortisation of goodwill                                      10,710                 1,530
Depreciation of office equipment                                 114                   254
Depreciation of furniture                                        120                   202
Depreciation of computer equipment                             2,171                 3,543
Depreciation of motor vehicles                                   156                     -
                                                             -------               -------
                                                             192,465               196,665
                                                             =======               =======

                                    EXHIBITS

Exhibit No.       Description
-----------       -----------
2.1               CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF
                  BIRDS EYE, INC. DATED AUGUST 7, 1998

2.2               CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF
                  CULVER CITY STUDIO RECORDS, INC. DATED DECEMBER 8, 1997

2.3               ARTICLES OF INCORPORATION OF CULVER CITY STUDIO RECORDS, INC.
                  DATED JULY 27, 1977

2.4               BY-LAWS OF CULVER CITY STUDIO RECORDS, INC.

6.1               SHARE EXCHANGE AGREEMENT BETWEEN JEREMY S. HALL, THE WYSE
                  GROUP PLC AND INTEGRITY HOLDINGS, LTD.

6.2               DAVID MEYRICK BILLINGE, DEIRDRE JENNIFER SWINGLER, JOHN DAVID
                  SWINGLER AND INTEGRITY HOLDINGS LIMITED SHARE SALE AGREEMENT
                  DATED OCTOBER 1, 1998

6.3               BUSINESS DATA SYSTEMS LIMITED - AND INFORMATION SUPPORT
                  LIMITED - AND -ISL SOFTWARE SOLUTIONS LIMITED BUSINESS
                  EXCHANGE AGREEMENT DATED DECEMBER 2, 1998

6.4               PREMIER COMPUTER GROUP LIMITED - AND - INTEGRITY HOLDINGS
                  LIMITED SHARE SALE AND PURCHASE AGREEMENT

6.5               SAMPLE OF INTEGRITY HOLDINGS LTD. COMMON STOCK OPTION
                  AGREEMENT

6.6               STATEMENT OF PARTICULARS OF EMPLOYMENT UNDER SECTION 1 OF
                  THE EMPLOYMENT RIGHTS ACT 1996 FOR PAUL CARROLL

27                FINANCIAL DATA SCHEDULE
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